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As filed with the Securities and Exchange Commission on January 17, 2003

Registration No. 000-50010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10/A

Post-effective Amendment No. 1

General Form For Registration of Securities
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

DADE BEHRING HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3989270 (I.R.S. Employer Identification No.)
1717 Deerfield Road Deerfield, Illinois (Address of principal executive offices)	60015-0778 (Zip Code)

(847) 267-5300
(Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to section 12(b) of the Act:

N/A
(Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share Preferred Stock Purchase Rights(1)	Nasdaq National Market(2)

(1)
Rights to purchase preferred stock initially are attached to and trade with the shares of Common Stock being registered hereby. The value attributable to such rights, if any, will be reflected in the market price of the Common Stock.

(2)
The Registrant intends to apply in the future to list the Common Stock on the Nasdaq National Market.

i

Item 1. Business.

General Background

        Dade Behring Holdings, Inc. is a leading manufacturer and distributor of in vitro diagnostics products worldwide. Of the total estimated $20 billion annual global in vitro diagnostics or IVD market, we serve a $12 billion segment targeted primarily at clinical laboratories. Within our served markets, we have strong market positions in each of our core product markets, which include chemistry/immunochemistry, hemostasis, microbiology and infectious disease diagnostics. Within the immunochemistry market, we hold a leading position in several key segments, including plasma protein, cardiac and drugs of abuse/therapeutic drug monitoring testing.

        IVD systems enable physicians to diagnose, treat and monitor patients through IVD tests. These systems are used to test for the presence of analytes in blood or other samples to aid in the diagnosis of patients. IVD tests are performed in a number of different clinical settings, including hospitals, reference laboratories, physicians' offices, ambulatory care centers and consumers' homes. IVD systems are most commonly used for traditional routine clinical chemistry tests that measure a patient's glucose, cholesterol or sodium as part of routine blood checks. IVD systems are also used to measure a patient's bodily functions such as blood clotting ability and cardiac function, or to measure the presence of an infection or drugs.

        IVD tests are generally conducted in clinical laboratories, which include primarily hospital-based laboratories and reference laboratories, which are independent from hospitals. Our customer base consists of approximately 25,000 customers worldwide, utilizing approximately 39,700 instruments. We believe that we provide products and services to over 90% of U.S. hospital-based clinical laboratories and to the majority of reference laboratories worldwide.

        We manufacture and market a broad offering of IVD products and services which currently include: (1) medical diagnostic instruments (approximately 12% of our 2002 sales); (2) reagents and consumables (approximately 84% of our 2002 sales); and (3) maintenance services (approximately 4% of our 2002 sales). In total, we have a worldwide installed base of more than 40,000 instruments. With a typical instrument life of five years, our installed base of instruments generates annual revenue of approximately $30,000 per instrument from ongoing sales of reagents, consumables and service. More importantly, over 80% of our instrument systems are "closed" systems, which require the exclusive use of our reagents and consumables in order to run tests. As a result, we generate a stable and recurring stream of revenue from reagents, consumables and service contracts.

Background

        Baxter Diagnostics, a division of Baxter International Inc. and the predecessor company to our operating subsidiary, Dade Behring Inc., was established in 1949 as part of the Dade County Blood Bank in Florida. Baxter Diagnostics initially distributed its blood products through American Hospital Supply Corporation and was subsequently acquired by it in 1956. Building on its initial blood testing base, American Hospital Supply Corporation initiated extensive research and development efforts in the routine chemistry/immunoassay markets of the emerging IVD testing industry. From 1983 to 1985, those research and development efforts culminated in the product introductions of the Stratus and Paramax instrument platform lines. American Hospital Supply Corporation also expanded into the microbiology market and established the MicroScan product line through a series of acquisitions in the early 1980s. In 1985, Baxter International Inc. acquired American Hospital Supply Corporation.

        In December 1994, Bain Capital, Inc. and the GS Capital Partners, L.P. and certain of their affiliates formed Dade Behring Holdings, Inc., and acquired Baxter Diagnostics from Baxter International Inc., with Baxter Diagnostics becoming a wholly-owned subsidiary of Dade Behring Holdings, Inc. The acquisition of Baxter Diagnostics brought established leadership positions in hemostasis and microbiology, strong routine chemistry/immunoassay market positions, and an extensive sales and service organization especially in the United States.

        In May 1996, Dade Behring Holdings, Inc. purchased DuPont's IVD business, which had entered into the automated clinical chemistry market in 1968 with the introduction of the first random access automated chemistry analyzer in the world and whose installed bases of routine chemistry instruments was and still is one of the largest in the world. This acquisition also provided Dade Behring Holdings, Inc. with world-class manufacturing and product development capabilities, particularly in the areas of software and engineering.

        In October 1997, Dade Behring Holdings, Inc. acquired the human IVD business of Hoechst which was renamed Dade Behring. The human IVD business of Hoechst was established in 1904 by Emil von Behring the recipient of the first Nobel Prize in medicine. This acquisition by Dade Behring Holdings, Inc. provided complementary product lines for hemostasis and routine immunochemistry and significantly broadened the overall product line portfolio by adding leadership positions in plasma protein and drugs of abuse testing/therapeutic drug monitoring. It also provided expanded technology capabilities in platform development, specialty assay development and the development of emerging technologies. This acquisition also extended the geographic scope of our business.

        Dade Behring Holdings, Inc. is a corporation organized on September 23, 1994 under the laws of the State of Delaware, and has its principal executive offices located at 1717 Deerfield Road, Deerfield, Illinois 60015-0778; its telephone number is (847) 267-5300.

Bankruptcy Proceedings

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries: Dade Behring Inc., Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. We collectively refer to the companies party to the bankruptcy proceedings as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization. No other subsidiaries of Dade Behring Holdings, Inc. filed for relief under the United States Bankruptcy Code.

        At the time of the Chapter 11 bankruptcy filing, the Debtors had approximately $1.04 billion of existing senior debt under a then existing senior credit facility and $416 million of principal and accrued and unpaid interest under Dade Behring Inc.'s existing senior subordinated notes. The Debtors, Dade Behring Holding GmbH and Dade Behring Marburg GmbH entered into a debtor-in-possession revolving credit facility, dated as of July 31, 2002, pursuant to which Deutsche Bank Trust Company Americas, Van Kampen Prime Rate Income Trust and Van Kampen Senior Income Trust provided a $95 million revolving facility and Deutsche Bank Trust Company Americas and Dresdner Bank AG provided a €61.4 million German facility, which we refer to collectively as the "DIP Facility."

        The Bankruptcy Court confirmed the Plan of Reorganization on September 18, 2002 and the Plan of Reorganization became effective on October 3, 2002. The Plan of Reorganization allowed the Debtors to emerge from bankruptcy with an improved capital structure and, because the Debtors were allowed to continue paying their trade debt on a timely basis during the pendency of the Chapter 11 cases, at the time of emergence, they had sufficient trade credit to continue their operations in the ordinary course of business. On the effective date of the Plan of Reorganization, Dade Behring Inc. entered into a new five-year revolving credit facility with a bank syndicate led by Deutsche Bank AG, New York Branch. Dade Behring Inc. also entered into a new six-year term loan with the same bank syndicate led by Deutsche Bank AG, New York Branch as Administrative Agent, which together with the revolving credit facility, we refer to collectively as the "Emergence Facility." Dade Behring Inc. issued approximately $315.3 million in new senior subordinated notes to existing lenders under the pre-petition credit agreement.

        Under the Plan of Reorganization, approximately $650 million of the Debtors' principal amount of outstanding indebtedness was satisfied through the issuance of new common stock. The pre-bankruptcy existing senior secured debt was satisfied through (1) a $400 million cash payment paid from the proceeds of the new senior term debt under the Emergence Facility, (2) the issuance of new senior subordinated notes in an aggregate principal amount of approximately $315.3 million, and (3) the issuance of 26,352,978 shares of new common stock (representing 66 2/3% of our new post-bankruptcy common stock excluding the new common stock and options to be issued under our Management Incentive Plan described elsewhere in this registration statement). In addition, accrued and unpaid interest, fees, costs and expenses payable to Deutsche Bank AG, New York Branch as the administrative agent or any pre-bankruptcy senior lender pursuant to the terms of our pre-bankruptcy senior credit facility were paid in full, in cash, in accordance with the terms of such facility. All letters of credit outstanding on the effective date of the Plan of Reorganization under our pre-bankruptcy senior credit facility were rolled into and deemed issued under the Emergence Facility. Holders of pre-petition subordinated notes (other than Hoechst AG, Bain Capital, Inc. and certain of its affiliates, and GS Dade, LLC (collectively, the "Inside Noteholders")) received, pro rata, 13,176,471 shares of our new common stock (representing 33 1/3% of our new post-bankruptcy common stock excluding the new common stock and options to be issued under our Management Incentive Plan). Pursuant to and in accordance with the terms of the Plan of Reorganization, the Inside Noteholders made a contribution to Dade Behring Holdings, Inc. of their respective pre-petition subordinated notes for cancellation and, with the exception of Hoechst AG, did not receive any distribution on account of their pre-petition subordinated notes. Hoechst AG received a $9 million cash payment in respect of and in consideration for its contribution of its pre-petition subordinated notes for cancellation. All pre-bankruptcy common and preferred equity interests in Dade Behring Holdings, Inc., including any warrants or vested or unvested options to purchase equity interests in Dade Behring Holdings, Inc. were cancelled. All equity interests in subsidiaries of Dade Behring Holdings, Inc. are held by Dade Behring Holdings, Inc. and its subsidiaries in the same manner as Dade Behring Holdings, Inc. or the applicable subsidiary held such interests prior to the commencement of the Chapter 11 cases. The Plan of Reorganization authorized and required us to issue 26,352,978 shares of new common stock to the holders of pre-bankruptcy existing senior debt and 13,176,471 shares of new common stock to the holders of pre-bankruptcy existing subordinated notes other than the Inside Noteholders.

        The Plan of Reorganization provided for:

  •
  the continued operations of our business;

  •
  the consummation of the Emergence Facility to refinance our obligations under the DIP Facility, to satisfy a portion of the pre-petition senior debt and to finance our future working capital needs;

  •
  the issuance of new post-bankruptcy common stock to satisfy approximately $650 million of pre-bankruptcy indebtedness;

  •
  the payment of $400 million and the issuance of approximately $315.3 million of new subordinated notes to pre-bankruptcy senior secured debt holders;

  •
  the termination of all pre-bankruptcy senior secured debt;

  •
  the cancellation of all pre-bankruptcy existing subordinated notes;

  •
  the cancellation of all outstanding shares of our "old" preferred stock, common stock, as well as options, warrants, and related rights to purchase or otherwise receive shares of "old" common stock;

  •
  the issuance of 26,352,978 shares of our new post-bankruptcy common stock to the holders of our pre-bankruptcy senior debt;

  •
  the issuance of 13,176,471 shares of our new post-bankruptcy common stock to certain holders of pre-bankruptcy subordinated notes;

  •
  the issuance of up to 470,588 shares of our new common stock to employees under and in accordance with our Management Incentive Plan; and

  •
  the granting of stock option awards of up to 7,058,824 shares of our new post-bankruptcy common stock under and in accordance with our Management Incentive Plan.

        The following tables summarize the interest rates, amounts outstanding and maturities of each series of indebtedness both prior to emergence from the Chapter 11 proceedings and after emergence from the Chapter 11 proceedings.

	Actual Debt at September 30, 2002— Prior to emergence from the Chapter 11 proceedings
			Maturities
	Interest Rate	Amount Outstanding
			2002	2003	2004	2005	2006
Pre-Bankruptcy Bank Credit Agreement
Revolver	7.25%	$287.4	$6.1	$15.8	$19.3	$246.2	—
Term Loan A	7.25%	261.6	5.5	14.4	17.6	224.1	—
Term Loan B	7.25%	281.0	6.1	15.4	18.9	82.8	$157.8
Term Loan C	7.25%	281.0	6.1	15.4	18.9	82.8	157.8
Pre-Bankruptcy Senior Subordinated Notes	11.13%	350.0	—	—	—	—	350.0
Short-Term Debt	various	71.1	71.1	—	—	—	—
	Actual Debt at October 3, 2002— After emergence from the Chapter 11 proceedings
					Maturities
	Interest Rate		Amount Outstanding
					2002	2003	2004	2005	2006	2007	2008	2009	2010
Post-Bankruptcy Bank Credit Agreement
Revolver	7.75	%(1)	$17.5		—	—	—	—	—	$17.5	—	—	—
Term Loan A-1	8.00	%(2)	300.0		—	$3.3	$14.2	$17.5	$29.2	90.8	$145.0		—
Term Loan A-2	8.00	%(2)	150.0		—	1.7	7.1	8.8	14.6	45.3	72.5		—
Post-Bankruptcy Senior Subordinated Notes	11.91%		315.3		—	—	—	—	—	—	—		$315.3
Short-Term Debt	various		10.4	(3)	10.4	—	—	—	—	—	—	—	—

(1)
The interest rate is variable based on certain indices (as described elsewhere in this registration statement). At October 3, 2002, our initial borrowings under the revolver facility bore interest at 7.75%. As of November 15, 2002, borrowings under the revolver facility bore interest at 6.22%.

(2)
The interest rate is variable based on certain indices (as described elsewhere in this registration statement). At October 3, 2002, our initial borrowings under the term loan facility bore interest at 8.00%. As of November 15, 2002, borrowings under the term loan facility bore interest at 5.69%.

(3)
The reduction in short-term debt was due to a payment of $60.7 million on October 3, 2002. The amount of these borrowings were not impacted by the Plan of Reorganization.

Diagnostic Industry—Overview

        IVD tests are conducted outside the body and are used to identify and measure substances in patients' bodily fluids such as whole blood, blood plasma, serum or urine, which enable physicians to diagnose, treat and monitor patients. The most common IVD tests are traditional routine clinical chemistry tests that measure glucose, cholesterol or sodium as part of routine blood checks. Other IVD tests measure bodily functions such as blood clotting ability and cardiac function, or measure the presence of infections or drugs. The wide range and important nature of these tests have established IVD testing as an integral part of the managed care environment, providing for accurate and timely patient diagnosis and treatment. Increasingly, IVD testing is recognized as making a significant contribution to improving patient care and lowering total patient costs. IVD tests are performed in a number of different clinical settings, including hospitals, reference laboratories, physicians' offices/ambulatory care centers and consumers' homes.

        The global IVD market is estimated at $20 billion annually, with the United States, Western Europe and Japan comprising approximately 46%, 34% and 11%, respectively, of the global market. We believe that the global IVD market will continue to grow due to a number of key favorable industry trends, including:

  •
  demographic shifts resulting from the aging of the population and socioeconomic improvements are expected to increase the overall level of demand for diagnostic testing;

  •
  increased focus on lowering total healthcare expenditures will likely increase demand for diagnostic testing as an effective tool to improve patient outcomes and reduce the costs of misdiagnosis through earlier and more accurate diagnosis and patient monitoring;

  •
  emerging markets will provide additional demand as economic improvements in these countries lead to increases in healthcare expenditures;

  •
  technology improvements in new tests, pathogens and markers will result in the increased use of diagnostics to aid in the diagnosis of diseases; and

  •
  increased automation of diagnostic instruments is expected to lower the overall cost of diagnostic testing and thereby increase accessibility and demand.

        IVD systems are composed of instruments, reagents, consumables, service and data management systems. Instruments serve to automate repetitive manual tasks, improve test accuracy and speed results reporting. Reagents are liquid or powder chemical substances that react with the patient sample to produce measurable, objective results. The consumable accessories vary across application segments but are generally items such as vessels used in generating test results. Both reagents and consumables are typically exclusive to their related instruments (thus, a "closed" system) and, therefore, generate significant ongoing revenues for suppliers. Sample handling and preparation devices, as well as data management systems, are becoming increasingly important components of the IVD system. These system additions further reduce labor, improve safety and reduce cost through their automation benefits. Providing a total integrated system solution that is reliable and easy to use creates high switching costs and loyalty among customers who value consistency and accuracy in test results.

Diagnostic Industry—Served Markets

        A description of our served markets is as follows:

  Chemistry/Immunochemistry

        Our chemistry/immunochemistry business consists of four product lines: Routine Chemistry/Immunochemistry, Cardiac, Plasma Proteins and Drugs of Abuse Testing/Therapeutic Drug Monitoring

and accounted for approximately $789 million of our revenues in 2001. SG Cowen estimates the combined Chemistry Immunochemistry market to be $10.9 billion in 2001 revenue.

        Routine Chemistry/Immunochemistry.    Routine chemistry tests measure substances found in large concentrations in patients' blood, tissue, urine or other bodily fluids. These substances include cholesterol, glucose, iron and sodium and their concentration levels provide information on a patient's basic bodily functions. Routine immunochemistry testing relies on the properties of antibodies and antigens in the immune system as its key detection mechanism. Immunoassays (immunochemistry tests) measure relatively low concentrations of these substances found in blood. These tests are performed for pre- and post-surgical procedures and to monitor a patient's response to treatment and therapy. Historically, analyzers had been developed separately for routine chemistry and immunochemistry testing. Today, high-volume tests are rapidly being consolidated to a single, heterogeneous platform which significantly improves overall laboratory productivity and costs.

        On average, hospitals operate two to three routine chemistry/immunochemistry analyzers, which serve such roles as routine, STAT (situations requiring rapid turnaround for reporting of results) and specialty testing. These instruments are considered the workhorses of the clinical laboratory, accounting for up to 60% of all IVD tests performed in such laboratories and are characterized by their high throughput capabilities.

        We have a broad range of routine chemistry/immunochemistry instrument platforms, including the Dimension®, Opus™, and aca® instruments. We have been a leader in workstation consolidation and automation with the introduction of the heterogeneous module for the Dimension® RxL instrument, and the introduction in 2001 of the Dimension® Xpand™ instrument, which allows the integration of highly sensitive immunochemistry testing with routine chemistry onto one platform. With our leadership position in workstation consolidation, the continued consolidation of routine chemistry/immunochemistry testing onto a single platform represents a significant growth opportunity for us. We believe that the Dimension® system offers customers the lowest total cost approach for performing these two categories of tests with a wide menu and a significant technological advantage over competitive systems. Given the staffing and budget pressures that face clinical laboratories worldwide, we believe that this approach will become even more compelling to our customers over time. We have a comprehensive test menu of approximately 100 tests and are currently developing over 30 additional chemistry and immunochemistry tests.

        We have achieved rapid growth in chemistry/immunochemistry relative to overall market growth rates, in spite of a key product portfolio gap—a platform for performing high volume testing. We expect to partially fill this gap through our recent introduction of StreamLAB®, a workcell that combines up to four Dimension® RxL instruments with preanalytical capabilities that are essential to laboratory processes for producing a test result. These processes include accessioning (entering patient data from the sample into the laboratory information system), centrifugation (separating whole blood into serum and plasma) and aliquotting (placing portions of a sample into other containers to be used in additional instruments).

        Our unique approach to workstation consolidation integrates the immunoassay (IA) detection capability into the chemistry analyzer itself rather than simply connecting separate chemistry and IA units with a common sample handler. Integration results in a lower cost per instrument, which is one reason why the Dimension® RxL instrument (and its sister product, Dimension® Xpand™ for lower volume applications) remain so attractive to medium and lower volume laboratories. Building on our approach to workstation consolidation, we have begun development work on a next-generation system. The initial commercial platform will serve the high volume testing segment, but the same platform architecture will provide the basic building blocks for replacing Dimension® RxL instruments (commercialized in 1997) and Xpand™ systems (commercialized in 2001). This next-generation platform will provide customers with significant advances over the current Dimension® systems and other, competitive systems. The most important advances will be the immunoassay format, which is more sensitive and robust than the current Dimension® technology, and system reliability.

        Cardiac.    Our cardiac business, which accounts for approximately 10% of revenues, is focused on immunochemistry platforms targeted at cardiac diagnostics. The cardiac market is one of the highest growth segments of the broader immunochemistry market, growing at 10-15% annually. We have a leading share (approximately 35%) in the high growth cardiac segment and were one of the first to introduce a widely adopted testing system for the cardiac enzymes Troponin I, CK-MB and Myoglobin. The combination of rapid and accurate tests for Troponin I, CK-MB and Myoglobin has allowed for rapid diagnosis of cardiac disease and has enhanced the physician's ability for triage and diagnosis of chest pain in patients.

        Today we offer a unique combination of platforms for performing cardiac tests. In the central laboratory, the Dimension® RxL menu includes the three major cardiac tests, Troponin-I, CK-MB and Myoglobin. Our Stratus® CS Cardiac system, launched in late 1998, represents the industry's first quantitative near-patient cardiac instrument. The Stratus® CS Cardiac system's rapid result time (13 minutes), accuracy (sensitivity less than 0.03 nanograms per milliliter), test menu breadth and its direct correlation to central laboratory test results on the Dimension® and Opus™ instrument platforms creates a strong competitive advantage for us. The Stratus® CS system also offers significant potential cost savings for healthcare providers. Currently, the average cost to rule out myocardial infarction in a patient with chest pain ranges from $1,300 to $5,600. Stratus® CS can achieve a result in 13 minutes (at a cost of less than $20 per test) which saves significant time over conventional diagnostic measures, and reduces hospital lengths of stay, avoids unnecessary testing and thereby reduces healthcare costs significantly. Additionally, the Stratus® CS system also reduces expenses related to unstable angina, a very common form of cardiac disease, by offering testing for a new, second-generation Troponin-I marker which is a highly sensitive marker of unstable angina. The new, second-generation Troponin-I marker can serve as a rule-in diagnostic procedure which would expedite follow-up treatment. The Stratus® CS system positions us well in both the near-patient and central laboratory cardiac market.

        Plasma Protein.    Plasma protein instrument systems test serum, plasma, urine or cerebral spinal fluid to help both diagnose diseases, such as coronary heart diseases and rheumatic diseases, as well as to detect disorders, such as tumors, renal failure and malnutrition. Plasma protein tests are conducted on two types of instrument platforms: routine chemistry/immunochemistry analyzers such as our Dimension® instrument and dedicated nephelometers such as our BN™II and BN Prospec® instruments. While higher volumes of protein tests are run on routine chemistry/immunochemistry systems, the quality and broad menu makes nephelometers extremely useful with customers paying a premium price for this utility.

        We are the market leader in the worldwide nephelometric plasma protein market. We offer five dedicated plasma protein instruments: the BN™II instrument, targeted at large, high volume hospital and commercial laboratories; the BN™100 and BN Prospec® instruments, sold to small to medium size labs; and the TurbiTime™ System, a manual instrument sold to small hospitals and private labs. The BN™II instrument, a large, highly automated instrument, was released in late 1995 and has proven to be a successful upgrade path for former customers of our older systems who are striving to reduce lab costs and increase actual testing throughput. Our instruments offer a menu of up to 60 assays, which cover the complete spectrum of plasma protein tests. The BN Prospec® instrument, which targets the small to medium size customer group, was launched in the summer of 2000.

        Given our long history of leadership in nephelometric protein testing, and our success at introducing and developing markets for critical, protein-based immunoassays (e.g., myoglobin and troponin-I), we are aggressively assessing options for connecting that historical strength to the exciting advances that are expected from proteomics research. In addition to stepping up our licensing capabilities, we are evaluating our platform strategy to determine how the BN Prospec®-class analyzer and next-generation Dimension® instruments can be equipped to handle the sensitivity requirements of new markers that are discovered through proteomics research.

        Drugs of Abuse Testing/Therapeutic Drug Monitoring.    Drug tests are used to measure the level of therapeutic drugs or TDM or drugs of abuse or DAT in either blood or urine. TDM tests assist physicians in ensuring that the level of therapeutic drugs patients receive do not exceed safe ranges in the bloodstream. An example of a TDM application is testing performed on transplant patients to monitor the level of immunosuppressive drugs that they are given. Drugs of abuse tests screen for the use of illicit substances such as cocaine and marijuana. Because of their range of application, drugs tests are used at a variety of sites, from clinical laboratories to employers' offices. Drugs tests are also conducted on multiple platform types, including our Dimension® analyzer.

        We manufacture a wide range of products under the Syva® brand name which we market to both clinical and non-clinical laboratories. Syva is recognized worldwide in DAT testing, with a broad menu of assays available. In order to increase the convenience of testing for our customers, we have developed ready-to-use liquid DAT reagents for a broad range of commercially available instrument platforms. This makes Syva an attractive choice for DAT assays among open system reagent providers. We also have a strong position in the TDM market including the high growth immunosuppressives market.

  Hemostasis

        Hemostasis testing measures a patient's ability to form and dissolve blood clots, a critical factor in the stabilization of the cardiovascular system. Hemostasis testing can be segmented into routine screening and specialty tests. Routine hemostasis tests are typically performed before and during surgical procedures. Hemostasis testing is also essential in post-surgical treatments for patients with cardiovascular disorders (e.g., monitoring treatments to "thin" the blood) and for patients with coagulation disorders (e.g., hemophilia). Specialty tests are performed to further characterize congenital disease states. Market growth is expected to come from a continued growth in the number of surgeries performed as well as from new hemostasis tests, which more accurately measure blood clotting and provide for improved patient treatment.

        Since hemostasis is a critical component of cardiovascular disease, significant pharmaceutical research is currently directed at modulating hemostasis, which should also lead to increased testing as these drugs are introduced. SG Cowen estimates the worldwide hemostasis market at $600 million.

        We pioneered the field of hemostasis and with revenues of approximately $174 million in 2001, we continue to maintain a global leadership position through our commitment to innovation and our development of new and improved products and services. We offer a broad range of instrument platforms and both routine and specialty tests to meet the needs of customers from small hospitals to large reference labs. We have a strong history of instrument product development and are capitalizing on an emerging technology opportunity with a system for monitoring platelet function, which is an essential component of primary hemostasis. We believe this will be a high-growth market as new anti-platelet therapies are developed and introduced.

  Microbiology

        The MicroScan business serves a market that consists of identification/antimicrobial susceptibility testing instruments, known as ID/AST instruments, reagent panels, data management systems, disposable accessories and service. Microbiology laboratories use ID/AST products to identify infection-causing bacteria (e.g., streptococci and staphylococci) and to determine the minimum concentration of antibiotic (e.g., erythromycin and ampicillin) necessary to inhibit or kill the bacteria. This information is critical to the optimum management of patient therapy. Microbiology systems are "closed," meaning that reagents and consumables can only be used on the instruments for which they were produced.

Continued evolutions in the microbiology testing market have been driven primarily by advances in automation, new antibiotics, the complexity of various microbes, and the increasing resistance of microbes to antibiotics.

        We manufacture and market both manual and automated ID/AST products. MicroScan's premier instruments are the WalkAway®-40si and the WalkAway®-96si, fully automated instruments that use patented dry reagent panels to conduct bacterial identification and susceptibility testing at the same time.

        We are a leader in automated ID/AST microbiology systems and have been able to maintain our position in the microbiology market by focusing on continuous instrument and panel product enhancement and high growth international markets, as well as by upgrading our instruments to help laboratories reduce their overall costs. In the United States, we continue to secure business through the promotion of our conventional panels, testing devices that produce more accurate results than competitive systems. MicroScan® has a reputation for being the leader in providing accurate tests for emerging antibiotic resistant organisms and was the first to have a test for the critical vancomycin intermediate resistant staphylococcus aureus. MicroScan revenues were approximately $128 million in 2001 and were derived from the automated portion of the ID/AST market. The total market for ID/AST testing is $400 million within an overall microbiology market of $1.2 billion.

  Infectious Disease Diagnostics

        Infectious disease systems test serum, plasma or cerebral spinal fluid for the presence of infectious microorganisms. This segment of the business consists of bacteriology, parasitology and virology testing, including HIV and hepatitis testing. These tests are used not only to diagnose disease, but as a screening test in order to insure a safe blood supply.

        We have a strong niche position in infectious disease diagnostics. Infectious disease testing is one of the largest segments of the diagnostics market and accounted for approximately $63 million of our 2001 revenues. The microtitre plate (MTP) (manual and semi-automated) subsegment makes up approximately one-third of the immunoassay testing in this segment. MTP is a high-through put, low cost testing method, which is ideal for blood banks. In the European MTP segment, our BEP systems are used by more Laboratories than any other batch analyzer. In addition, we possess a strong intellectual property position for HIV-O, a new variant of HIV recently discovered. Due to the increased prevalence of HIV-O, any future HIV test platform will have to include HIV-O to offer full HIV testing capability. We continue to invest in expanded test menu capabilities on our existing instrument line and launched new instruments in 1999 and 2000 that allow us to better serve the high volume blood bank market. These instruments (BEP®-IV and Quadriga) have met with outstanding acceptance in a number of European blood banks.

Competitive Strengths and Business Strategy

        Competitive Strengths.    We attribute our leading positions in the IVD market to the following competitive strengths:

  •
  Scale. With 2001 sales in excess of $1.2 billion and sales for the nine months ended September 30, 2002 of $934 million, we are a leading supplier of IVD products and services to clinical laboratories in the United States and have a global ranking of one or two in six out of seven of the company's core product lines.

  •
  Stable and recurring stream of reagent, consumable and service revenues. We generate a stable stream of revenue from our large installed base of instruments, which require the ongoing consumption of various reagents, consumables and services. In 2001, sales from reagents, consumables and services accounted for approximately 87% of our sales.

  •
  Extensive sales and service organization. Our sales and service force of approximately 2,800 professionals worldwide is among the largest in the industry. We believe this large network of customer support functions, including sales, installation, training and service, provides us with a competitive advantage in both acquiring and retaining customers.

  •
  Management team with successful track record. We have an experienced management team in the health care industry. Management has demonstrated its ability to develop and maintain leading market share positions, rationalize infrastructure and reduce costs.

        Strategic Initiatives.    We developed several key strategic initiatives designed to fully exploit our core capabilities, thereby ensuring revenue growth and strong, improving cash flow.

  •
  Focus on the central lab. By focusing on the $12 billion central lab segment of the $20 billion IVD market, we are able to leverage our product portfolio and provide superior value to our consumers. The central lab includes all centralized testing sites in the hospital or reference laboratory. This focus is consistent with our emphasis on chemistry, as chemistry and immunochemistry account for the bulk of central lab revenue.

  •
  Enhance competitive advantage in the $11 billion chemistry/immunochemistry segment. We are leaders in workstation consolidation, being the first to introduce a modular platform that combines the ability to conduct both routine chemistry and immunoassay tests on a single platform (Dimension® RxL), primarily targeted at mid-size customers. We launched a product line extension, the Dimension® Xpand™ instrument, in mid-2001. This instrument delivers Dimension® RxL-like consolidation to the low volume segment. In addition, we are investing in a broad range of automation projects that will significantly reduce routine, labor-intensive tasks, such as sample processing, and lower total system costs for the customer. We are also developing next-generation system architecture that will provide the basis for new systems targeted at the high, medium and low volume segments. The new system will have advanced detection capabilities. We have targeted future capital expenditures and research and development spending on our chemistry businesses in order to maintain its momentum and continue to gain share in the chemistry and immunochemistry markets.

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  Maintain leadership positions in Hemostasis and ID/AST testing. We hold market leading positions in these two important IVD segments. Having completed our transition to direct distribution in the United States (and the associated expense), we can now increase spending on new and upgraded products to further augment our position. Our MicroScan line shares a leadership position in the ID/AST segment of the microbiology market. By investing in products that enhance our widely recognized position as the leader in test accuracy, we believe that we can continue to maintain our strong position in this $400 million market.

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  Customer excellence. We have a strong reputation for effectively serving customer needs. We believe that we differentiate ourselves from our competitors by leveraging this historical strength and making targeted investments in initiatives such as e-business that will further enhance our customer service capabilities.

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  Improve cost structure. We have, over the last several years, made great strides in reducing our manufacturing costs through plant consolidations and on-going efficiency gains. For example:

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  After we acquired Behring from Hoechst, we moved quickly to consolidate manufacturing activities that were based in Westwood, Massachusetts (largely the Opus™ product line and numerous SG&A activities) into Glasgow, Delaware.

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  We also consolidated Dade Hemostasis manufacturing in Marburg, Germany. This allowed us to shut down our sizeable Miami operation, which also included a move of research and development and SG&A functions to Glasgow and Marburg.

    •
    A restructuring program was established in mid-2000 to drive $77 million in on-going cost savings through head count reductions and operational streamlining.

        Our current emphasis is on the completion of the restructuring initiatives that began in 2000 and 2001.

Research and Development

        Overview.    Within the IVD industry, we have established a track record of innovation and timely product introduction. We maintain an active research and development program focused on the development and commercialization of products that both complement and update existing product offerings. In each of our core product lines, research and development was instrumental in the development of key technologies, which have in turn helped to create strategic product advantages. At September 30, 2002, there were approximately 500 employees involved in our product development efforts.

        We spent an average of approximately 8% of our revenues over the last three years on research and development. We spent approximately 7% of revenues on research and development in 2001 and we plan to spend an amount equal to 7% to 8% of sales on research and development in 2002 and 2003.

        Our product portfolio development process ensures that priority spending is matched with strategies and core competencies. The product development planning process employs a market-driven, milestone-based phase gate process to support projects from concept to post-commercialization. In addition, we have a strong quality management system that is the foundation of our technical product development capabilities.

        To provide focus for growth and profit enhancement, research and development activities are grouped into two primary categories: platform and systems development and test menu development across all product segments.

        Platform Development.    We are committed to continuing investments in new platforms to maintain and enhance our competitive advantage. We believe that clinical laboratories are increasingly looking to IVD suppliers to help them reduce labor costs, the largest cost component in the laboratory. Among the activities that drive labor costs are sample preparation, instrument setup, throughput and maintenance, manual data entry and manipulation, and the verification and reporting of results. We have been a leader in laboratory productivity and work station automation and are engaged in a broad range of platform development programs that will further automate the laboratory and reduce total laboratory costs.

        In the routine chemistry/immunochemistry segment, we created the industry's first platform capable of performing highly sensitive heterogeneous immunochemistrys along with routine clinical chemistry, specialty tests, electrolytes and metabolites with the Dimension® RxL instrument platform. We are investing to maintain our leadership in laboratory productivity through a number of platform enhancements to the RxL. For the lower volume chemistry laboratory, we launched in late 2001 the Dimension® Xpand™ instrument, incorporating the recent advances in Dimension® technology targeted to meet the specific needs of this market. In addition, with a continued focus on laboratory efficiency and integrated solutions for today's laboratory, we are developing central laboratory chemistry work cells that will interface multiple analytical systems to create an integrated solution for enhanced productivity. We commercialized our first workcell system, StreamLAB®, in early 2002.

        A major focus of ours is the development of a novel new generation of platforms that build on the strengths of integrated chemistry and immunochemistry testing and incorporate the latest concepts in system flexibility, scalability and enhanced productivity including a platform that would target the high volume chemistry laboratory.

        Recognizing the importance of strong platform development, we established our Global Engineering Organization in 1999. Based in Glasgow, Delaware with significant resources in Schwalbach, Germany, this group ensures standard design practices, minimizes sub-components, thereby reducing cost and improving reliability, and provides the most efficient possible use of software and engineering development resources.

        Test Menu Development.    Once we place an instrument with a customer, the development of new reagents to conduct additional tests represents a highly leveraged growth opportunity. Our large installed base represents significant potential for our new reagent development efforts. We are currently developing a series of highly sensitive immunochemistrys and important biochemical tests for the Dimension® RxL instrument platform. For the specialty and niche platforms a number of new tests are under development, such as additional acute care markers for the Stratus® CS instrument, new protein markers for the plasma protein systems and new and enhanced tests for the hemostasis platforms. MicroScan continues to add new antibiotics to AST panels. We continue to focus on menu expansion on all our systems in many important disease states.

Customers

        We have a broad customer base composed primarily of hospital and reference laboratories. We sell our products worldwide and derive approximately 48% of our revenues from outside the United States. No single end-consumer (i.e., hospital or reference laboratory) represents more than 3% of our sales.

Sales and Marketing

        We have a global sales organization, an extensive service infrastructure, and management processes in place that leverage and strengthen our competitiveness. We have devised our Customer Excellence strategy to fully exploit the strength of our customer-facing organization.

        We maintain sales offices in the United States in addition to 37 sales offices outside the United States and employ approximately 2,800 people worldwide in regional commercial activities. These personnel are comprised of field sales representatives, managers, clinical application specialists, or CASs, and field service representatives. The CASs are organized by major product lines and provide troubleshooting in the field, customer training, and conduct workshops and seminars.

        We utilize a generalist sales force approach, but all countries with significant sales of specific products have specialists who are deeply familiar with specific product lines. Given the importance of our chemistry products, virtually all sales representatives, specialists or generalists are familiar with the features and benefits of these products.

        Our sales organization employs disciplined management processes and has a results-focused, execution-oriented culture. We have world-class sales management processes and tools designed to closely track customer satisfaction across all major markets.

        We maintain a dedicated Health Systems sales team in the United States that is exclusively focused on leveraging our broad product line capabilities with Integrated Health Systems. Integrated Health Systems are large hospital networks and represent an increasingly important portion of the customer base. The Health Systems sales team is focused on the top Integrated Health Systems accounts and provides overlay support for the sales representatives.

        In addition to the worldwide sales group, we employ approximately 325 marketing personnel worldwide with extensive knowledge and understanding of industry issues, market trends, customer needs and competitive dynamics. The marketing organization consists of a global marketing group that focuses on product line strategy, new product development and global demand forecasting. The global marketing team works closely with a dedicated regional marketing organization in each major geography. Regional marketing is responsible for country marketing strategy and tactical marketing, including pricing, demand forecasting, product promotion and sales force support.

Manufacturing

        We provide our customers with high quality products by controlling each stage of production at five sites across the globe.

        In North America, there are four sites employing approximately 1,500 people total. The Glasgow, Delaware site produces the routine chemistry/immunochemistry reagents for our flagship product line, Dimension® and reagents for Stratus® CS. The Cupertino, California site produces Syva® reagents and the Sacramento, California site produces MicroScan® instruments and reagents. Brookfield, Connecticut is the consolidated global instrument manufacturing site, except for the MicroScan® and Hemostasis instruments. The Marburg site in Germany employs approximately 960 employees and produces Hemostasis, Plasma Protein and Infectious Disease reagents.

        We have a strategy to drive manufacturing costs down and improve cash flow, projecting approximately $15 million worth of productivity improvements year-over-year. This will be accomplished through various initiatives such as implementing a global continuous improvement process at the manufacturing floor, initiating strategic global sourcing and delivering overhead cost efficiencies.

        To maximize the impact of scale and accumulated experience and to drive efficiency and improve quality, we are constantly examining consolidation opportunities. In the past, Hemostasis production was consolidated to Marburg, Germany. Instruments have been consolidated to Brookfield, Connecticut. These opportunities are examined at each strategic plan cycle. Due to the scale and labor content of our manufacturing processes, we do not envision moving production outside the United States. We may look at consolidating operations in the United States to realize overhead leverage benefits, but we have no current tangible plans to do so.

        Recent efforts have focused on collaboration between manufacturing operations and distribution/logistics to reduce inventory and thereby reduce our cash cycle. We have substantially reduced inventory levels over the last eighteen (18) months and believe that further reductions are achievable.

Distribution

        We operate five major distribution centers: Glasgow, Delaware; Sacramento, California; Dortmund, Germany; Atlanta, Georgia; and Anderlecht, Belgium. The Atlanta and Anderlecht facilities handle spare parts and instrument refurbishment. The other facilities handle shipping of instruments, reagents and consumables across all product lines. As part of our cost reduction initiatives, we recently consolidated our Mountain View, California distribution center activities into the Sacramento, California facility.

        In addition, we utilize 12 distributors in smaller markets outside the United States where we do not sell directly. We supplement our direct selling efforts with numerous regional distributors.

Instrument Placements

        Our instruments range in retail price from $20,000 to $1 million. Globally, approximately 25% of our instrument placements in 2001 were sold directly to customers, approximately 25% were sold to third-party lessors and the remainder were placed with end customers at no charge in exchange for contractual commitments for on-going reagent revenues.

Intellectual Property

        We own over 2,500 United States and non-United States patents, and have hundreds of patent applications currently pending in the United States and abroad. These patents and patent applications cover a broad base of technology relating to our product lines, as well as technology which has yet to be commercialized. We also license certain patents and other intellectual property from third parties. In addition to an extensive patent portfolio, we possess a wide array of unpatented proprietary technology and know-how.

        We own over 2,000 United States and non-United States registered trademarks and services marks, including our well known and respected Syva®, MicroScan®, Stratus®, and Dimension® brand names. In addition, we have more than one hundred applications for registration of trademarks and service marks pending in the United States and abroad. We also own several United States copyright registrations.

        In the aggregate, these patents, patent applications, trademarks, copyrights and licenses are of material importance to our business. However, we believe that no single patent, trademark or copyright (or related group of patents, trademarks or copyrights) is material in relation to our business as a whole.

Employees

        As of September 30, 2002, we had approximately 6,000 full-time and part-time employees, of which 3,250 were in the United States, 2,200 were in Europe, the Middle East and Africa, 230 were in Japan and 320 were in other locations around the world. We also contracted with approximately 450 temporary employees as of September 30, 2002. Our United States employees are not represented by unions and are not covered by any collective bargaining agreements. We consider our relationship with our employees to be very positive.

Competition

        The IVD industry is highly competitive. We encounter competition from several international manufacturers in both domestic and foreign markets. Our competitors, other than Beckman Coulter, are part of large diversified healthcare companies and have substantially greater resources than we do. We believe the key competitive factors in our industry are sales and service support, broad based menu offering, cost to operate and price of system, accuracy and ease of use. We are able to compete effectively with respect to sales and service support because we have over 2,700 people globally, who are responsible for delivering product and servicing our customers' needs. In addition, our product offering provides customers with a single point of contact for their diagnostic testing needs in Chemistry/Immunochemistry, Microbiology, Hemostasis, and Infectious Disease areas. We also offer a wide range of tests that include routine as well as specialty tests in our market segments. Our chemistry analyzers allow both Chemistry and Immunochemistry testing on one platform, which reduces space requirements in the lab and requires the lab technician to be trained on only one instrument instead of two separate ones. This reduces the cost to operate the equipment and provides a single interface to the hospital lab information system.

Regulatory Matters

        The IVD industry is highly regulated. Most notably, the United States Food and Drug Administration, or FDA, regulations affect all aspects of our operations. Product development is governed by the FDA's Quality Systems Regulation, or QSR, which defines good design practices to assure product quality and strict documentation requirements to demonstrate that the development process adhered to the design guidelines. For a new IVD product to be commercialized in the United States, it must receive clearance or approval from the FDA based on clinical trial data and other information. Outside the United States, many countries accept FDA clearance and require only registration, while others, such as Japan, have their own market clearance process.

        Similarly, the FDA's QSR requires that manufacturing processes be designed to ensure products are safe and effective. Extensive documentation requirements ensure that good manufacturing practices are maintained and facilities are subject to periodic FDA inspection. IVD companies are required to monitor the performance of their products after manufacture and sale to ensure that those products are meeting claims represented in the product labeling. Sales and marketing practices are also subject to regulation by the FDA to ensure that product performance is being properly represented to customers.

        While the FDA has the largest day-to-day role in regulating IVD companies, many other regulatory agencies have a significant impact on our operations. Within the United States, this includes the United States Department of Agriculture, or USDA, which regulates the importation of animal-sourced materials and the treatment and handling of animals utilized to derive biological materials used in research or production, and the Drug Enforcement Administration, or DEA which authorizes and oversees the manufacture and use of controlled substances to be incorporated into finished IVD products. Our facilities are subject to periodic inspection by both the USDA and the DEA. Regulatory bodies outside of the United States overseeing our operations include but are not limited to Japan's Ministry of Health and Welfare, the Paul Ehrlich Institute and Regierungspraesidium in Germany, and France's Agence Francais de Securite Sanitaire des Produits de Sante (AFFSaPS).

Environmental, Health and Safety Matters

        We are subject to federal, state, local and foreign environmental laws and regulations and are subject to liabilities and compliance costs associated with the handling, processing, storing and disposing of hazardous substances and wastes. Our operations are also subject to federal, state, local and foreign occupational health and safety laws and regulations. We devote resources to maintaining environmental compliance and managing environmental risk and believe that we conduct our operations in substantial compliance with applicable environmental and occupational health and safety laws and regulations. Currently, we expect to incur no material capital expenditures for environmental controls in the current and succeeding fiscal years.

Risk Factors

        The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. See "Item 2. Financial Information—Forward-Looking Statements." Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this registration statement.

  Risks Relating to Our Business

        Our failure to compete with other manufacturers in the highly competitive IVD industry, some of which have greater financial sources than we do, could harm our ability to retain existing customers and obtain future business.

        The IVD industry is highly competitive and we encounter competition from several international manufacturers in both domestic and foreign markets. Certain competitors are significantly larger and have greater resources, financial and other, than we do. Moreover, we encounter different competitors in each of our key product lines and there can be no assurance that we will not encounter increased competition in the future which could have a material adverse effect on our business.

        Our profit margins and business approach may be adversely affected by potential healthcare reform.

        Substantially all of our sales are in the IVD industry. Healthcare reform and the growth of managed care organizations have been considerable forces in the IVD industry. These forces continue to place constraints on the levels of overall pricing and thus could have a material adverse effect on the profit margins of our products. Such continuing changes in the United States healthcare market could also force us to alter our approach in selling, marketing, distributing and servicing our customer base.

        If we are unable to retain senior management and other qualified professionals, our business operations could be adversely affected.

        Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of the senior management team could have a material adverse effect on our business, financial condition and results of operations.

        We may be unable to meet our covenant obligations under the Emergence Facility, nor may we be able to obtain favorable financing upon the expiration of the Emergence Facility, which in either case may adversely affect our operating results.

        The Emergence Facility contains customary covenants, including financial covenants. If we cannot meet these covenants, events of default would arise, which could result in payment of this indebtedness being accelerated. There also can be no assurance that we, upon expiration of the Emergence Facility, will be able to obtain replacement financing to fund future seasonal borrowings and letters of credit, or that such replacement financing, if obtained, will be on terms equally favorable to us.

        We cannot assure you that we will be able to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

        Our business is expected to have substantial capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of our new common stock.

        Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

        As a result of the Plan of Reorganization, our outstanding debt at October 3, 2002 was $793.2 million. We may also incur additional debt from time to time to finance working capital, capital expenditures and other general corporate purposes. Our substantial indebtedness could have important consequences to holders of our new post-bankruptcy common stock. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

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  increase the amount of interest expense that we have to pay, because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

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  increase our vulnerability to adverse general economic or industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

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  place us at a competitive disadvantage compared to our competitors that have less debt.

        See "Item 2. Financial Information—Contractual Obligations and Commercial Commitments."

        Because a significant portion of our business is conducted outside the United States, fluctuations in foreign currency exchange rates could adversely affect our results of operations.

        Approximately 50% of our sales are international and a significant portion of our earnings are attributable to operations conducted abroad. The United States dollar value of sales and earnings of these operations varies with currency exchange rate fluctuations. Changes in certain exchange rates could have an adverse effect on our ability to meet interest and principal obligations on our United States dollar-dominated debt. To reduce exposure to currency exchange fluctuation, we plan to hedge other currencies against the United States dollar. See "Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

        Our ability to compete effectively depends on our ability to protect our intellectual property.

        We own over 2,500 United States and foreign patents and have numerous patent applications pending in the United States and abroad. We own numerous United States and foreign registered trademarks and service marks and have applications for the registration of trademarks and service marks pending in the United States and abroad. We also own several United States copyright registrations. In addition, we own a wide array of unpatented proprietary technology and know-how. Further, we license certain intellectual property rights from third parties. Our ability to compete effectively depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. There can be no assurance as to the degree of protection offered by the various patents, the likelihood that patents will be issued on pending patent applications, or, with regard to the licensed intellectual property, that the licenses will not be terminated. Furthermore, there can be no assurance that others will not develop around the patented aspects of any of our current or proposed products, independently develop technology or know-how that is the same as or competitive with our technology and know-how or otherwise obtain access to our intellectual property. If we are unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our revenues and results of operations would be materially adversely affected.

        We are subject to regulation by the United States Food and Drug Administration, which requires us to comply with costly and time consuming regulations prior to introducing a new product, and violation of such regulations could adversely affect us.

        Our products and operations are subject to regulation by the United States Food and Drug Administration, or FDA, and various other federal and state agencies, as well as by a number of foreign governmental agencies. FDA regulations require that most of our new products have pre-marketing approval by the FDA, or prove substantial equivalence through a 510(k) application and also require that most of our products be manufactured in accordance with Good Manufacturing Practices. Compliance with such regulations substantially increases the time, difficulty and costs incurred in obtaining and maintaining the approval to market newly developed and existing products. In addition, government regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale and other civil or criminal sanctions.

        We are subject to various environmental and occupational health and safety laws and any violation of these laws could result in liability which could adversely affect us.

        We are subject to federal, state, local and foreign environmental, health and safety laws and regulations and are subject to liabilities and compliance costs associated with past and current handling, processing, storing and disposing of hazardous substances and wastes. Our operations are also subject to federal, state, local and foreign occupational health and safety laws and regulations. We devote resources to maintaining environmental compliance and managing environmental risk and believe we conduct our operations in substantial compliance with applicable environmental and occupational health and safety laws and regulations.

        We are subject to regulation by various federal, state and foreign agencies, which requires us to comply with costly and time consuming regulations in the manufacture of some of our products and violation of such regulations could adversely affect us.

        Our products and operations are subject to regulation by the United States Drug Enforcement Agency, or DEA, and various other federal and state agencies, including the United States Department of Agriculture, or USDA, as well as by a number of foreign governmental agencies. DEA regulations require that we obtain DEA Registrations for the bulk manufacture and handling of controlled substances, maintain effective controls against diversion, and use state of the art techniques in the manufacture of controlled substances. The USDA regulates the importation of animal-sourced materials and the treatment and handling of animals utilized to derive biological materials used in research or production. Compliance with such regulations substantially increases the time, difficulty and costs incurred in obtaining and maintaining the approval to manufacture and market newly developed and existing products. In addition, government regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale and other civil or criminal sanctions.

  Risks Relating to our New Common Stock

        We cannot assure you that an active trading market will develop for the new post-bankruptcy common stock, nor can we assure you as to the market price for the new post-bankruptcy common stock if such market develops.

        No established market exists for our new post-bankruptcy common stock. Although we intend in the future to list our new post-bankruptcy common stock on the Nasdaq National Market (see "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" and "Item 11. Description of Registrant's Securities to be Registered"), there can be no assurance, even if such listing is authorized, that an active market for such securities will develop or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market that does develop. Although we plan to file an application for listing our new common stock on the Nasdaq National Market as soon as practicable, the listing may not be accepted by the Nasdaq National Market.

        Further, our new post-bankruptcy common stock was issued pursuant to the Plan of Reorganization to holders of prepetition claims, some of whom may prefer to liquidate their investment rather than to hold it on a long-term basis. Accordingly, it is anticipated that the market for our new post-bankruptcy common stock will be volatile, at least for an initial period after the effective date of our Plan of Reorganization. Moreover, although the Plan of Reorganization was developed based upon an assumed reorganization value of $14.72 per share of the common stock, such valuation is not an estimate of the price at which the common stock may trade in the market. In addition, the market price of the common stock will be subject to significant fluctuations in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, conditions in the economy in general or in the IVD industry in particular. The stock market also has, from time to time, experienced significant price and volume fluctuations that have been unrelated to the operating performance of companies with publicly-traded securities. No assurance can be given as to the market price for our new post-bankruptcy common stock.

        Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Certain provisions of our Third Amended and Restated Certificate of Incorporation and Third Amended and Restated By-Laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. Such provisions, including those providing for the possible issuance of preferred stock (in connection with the Rights Agreement described elsewhere in this registration statement) and regulating the nomination of directors, together with our adoption of a stockholder rights plan, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of the new common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the new common stock.

        Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends in the foreseeable future.

        We do not anticipate paying any dividends on our new post-bankruptcy common stock in the foreseeable future. In addition, covenants in certain debt instruments to which we are a party will restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our new common stock.

        Because of the Plan of Reorganization, our financial information after October 1, 2002 is not comparable to our financial information prior thereto.

        As a result of the consummation of the Plan of Reorganization, we are operating our business under a new capital structure. In addition, we are subject to the fresh start accounting rules. Accordingly, our financial condition and results of operations after October 1, 2002, the initial date of fresh start reporting, is not comparable to the financial condition or results of operations reflected in the historical financial statements contained in this registration statement. See "Item 2. Financial Information—Selected Historical Financial Data" and "—Pro Forma Financial Information."

Item 2. Financial Information.

Selected Historical Financial Data

        On August 1, 2002, the Debtors filed for bankruptcy protection and emerged on October 3, 2002. Because of the Debtors' emergence from Chapter 11 bankruptcy and adoption of fresh-start reporting our financial information for any period prior to October 2002 will not be comparable to the financial information for the periods after that date.

        The following table presents our selected historical consolidated financial data as of and for each of the five fiscal years in the period ended December 31, 2001 (derived from audited consolidated financial statements), and selected historical consolidated financial data as of and for the nine months ended September 30, 2002 and 2001 (derived from unaudited consolidated financial statements) and in our opinion, reflects all normal recurring adjustments necessary to summarize fairly the consolidated financial position and results of operations for such periods. The results of operations for any interim period are not necessarily indicative of results of operations for a full year. The selected historical data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this registration statement, including the information set forth under the heading "Item 2. Financial Information—Management's Discussions and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,					Nine Months Ended
	1997(1)	1998(2)	1999(3)	2000(4)	2001	September 30, 2001	September 30, 2002(5)
	(in millions, except per share data)					(unaudited)	(unaudited)
Statement of Operations Data:
Net sales(6)(7)	$980.5	$1,294.1	$1,318.1	$1,183.7	$1,232.4	$926.5	$934.4
Cost of goods sold	654.1	529.4	571.0	583.4	595.6	452.3	467.5
Gross profit(7)	326.4	764.7	747.1	600.3	636.8	474.2	466.9
Marketing and administrative expense	366.8	512.5	560.5	470.8	432.3	327.8	322.9
Research and development expense	61.7	95.8	99.7	103.3	83.7	61.2	65.3
Goodwill amortization expense	5.4	5.4	5.3	5.0	8.9	8.0	—
Cost reductions program expense	—	—	—	19.2	11.2	7.4	2.9
Restructuring expense, net	40.1	(4.5)	13.3	25.3	12.2	11.7	(2.8)
Income (loss) from operations	(147.6)	155.5	68.3	(23.3)	88.5	58.1	78.6
Balance sheet restructuring and reorganization costs(8)	—	—	—	—	23.9	10.8	56.6
Income (loss) before income tax	(226.4)	77.5	(37.7)	(162.6)	(93.3)	(70.3)	(71.7)
Income (loss) before extraordinary items and cumulative effect of change in accounting principle(9)	(142.6)	43.5	(29.7)	(525.8)	(101.7)	(76.8)	(91.8)
Extraordinary items and cumulative effect of change in accounting principle(3)(4)(5)(7)	—	—	(8.8)	(6.8)	—	—	20.0
Net income (loss)(7)(8)	(142.6)	43.5	(38.5)	(532.6)	(101.7)	(76.8)	(71.8)
Basic earnings per share:
Income (loss) before extraordinary items and cumulative effect of change in accounting principle available per:
Class L common share	(2.68)	2.17	(.55)	(10.61)	(2.08)	(1.57)	(1.88)
Common share	(2.68)	.49	(.55)	(10.61)	(2.08)	(1.57)	(1.88)
Extraordinary items and cumulative effect of change in accounting principle per:
Class L common share	—	—	(.16)	(.14)	—	—	.40
Common share	—	—	(.16)	(.14)	—	—	.40
Net income (loss) available per:
Class L common share	(2.68)	2.17	(.71)	(10.75)	(2.08)	(1.57)	(1.48)
Common share	(2.68)	.49	(.71)	(10.75)	(2.08)	(1.57)	(1.48)
Diluted earnings per share:
Income (loss) before extraordinary items and cumulative effect of change in accounting principle available per:
Class L common share	(2.68)	1.77	(.55)	(10.61)	(2.08)	(1.57)	(1.88)
Common share	(2.68)	.49	(.55)	(10.61)	(2.08)	(1.57)	(1.88)
Extraordinary items and cumulative effect of change in accounting principle per:
Class L common share	—	—	(.16)	(.14)	—	—	.40
Common share	—	—	(.16)	(.14)	—	—	.40
Net income (loss) available per:
Class L common share	(2.68)	1.77	(.71)	(10.75)	(2.08)	(1.57)	(1.48)
Common share	(2.68)	.49	(.71)	(10.75)	(2.08)	(1.57)	(1.48)
Balance Sheet Data:
Total assets	$1,510.4	$1,533.4	$1,665.8	$1,320.5	$1,148.7	$1,160.5	$1,102.9
Long-term liabilities	875.1	815.6	1,359.9	116.3	148.0	112.0	153.7
Redeemable preferred stock	13.6	15.0	15.4	17.0	18.7	18.3	20.4

(1)
Net loss for the year ended December 31, 1997 reflects a pre-tax charge of $171.4 million recorded to cost of goods sold related to the step-up to fair value of work-in-process and finished goods inventory in connection with the purchase price allocation for the acquisition of the human IVD business of Hoeschst, which we refer to as the Behring Combination.

(2)
Net income for the year ended December 31, 1998 reflects the following pre-tax charges to marketing and administrative expenses: (1) $24.6 million of integration costs associated with the Behring Combination and (2) $5.4 million in Year 2000 remediation costs.

(3)
Net loss for the year ended December 31, 1999 reflects the following pre-tax charges to marketing and administrative expenses: (1) $23.5 million of year 2000 remediation costs, (2) $26.3 million of integration costs associated with the Behring Combination, and (3) $22.7 million of stock compensation expense and $16.8 million of advisory fees related to the June 1999 recapitalization. The net loss also reflects an extraordinary loss of $8.8 million (net of $5.9 million tax effect) related to the write-off of deferred financing fees.

(4)
Net loss for the year ended December 31, 2000 includes a $413.9 million valuation reserve adjustment to income tax expense to the beginning of the year balance recorded against the Debtors' deferred tax assets (see Note 10, "Income Taxes" to our Consolidated Financial Statements) and a $6.8 million charge representing the cumulative effect of a change in accounting principle further discussed in footnote 7 below.

(5)
Net income for the nine months ended September 30, 2002 includes a cumulative effect of change in accounting principle related to the following. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which, among other things, requires that upon adoption, unamortized negative goodwill be written off as a change in accounting principle. Unamortized negative goodwill at December 31, 2001 aggregated $20.0 million and was recognized as a cumulative effect of change in accounting principle on January 1, 2002.

(6)
In consideration of the issuance of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs," amounts billed to customers for shipping and handling costs are recorded as a component of net revenue. Prior to the third quarter of 2000, these amounts were reported as a reduction of operating expense. A reclassification of all prior period balances has been made to conform to the current presentation.

(7)
Effective January 1, 2000, we changed our revenue recognition policy to conform to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and accordingly recorded a $6.8 million charge representing the cumulative effect of the change in accounting principle. No periods prior to 2000 have been restated. Our pro forma sales, gross profit and net income (loss) as if the change had been retroactively applied to 1998 and 1999 (it was impracticable for us to provide pro forma information for 1997) is as follows (in millions):

	Year Ended December 31, 1999	Year Ended December 31, 1998
Sales	$1,323.6	$1,291.7
Gross profit	750.7	761.5
Net income (loss)	(35.7)	46.6
(8)
We have recorded all incremental professional and bank fees associated with the reorganization of our balance sheet in this separate line item on our Consolidated Statements of Operations. Additionally, on September 6, 2002, Baxter Healthcare Corporation filed objections to our Plan of Reorganization. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the Plan of Reorganization on a number of bases. On September 17, 2002, we agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the Plan of Reorganization. This settlement is included in this financial statement caption for the nine months ended September 30, 2002.

(9)
In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The table below depicts what our income (loss) before extraordinary item and cumulative effects of changes in accounting principle and net income (loss) would have been for the years ending December 31, 1997, 1998, 1999, 2000 and 2001, and the nine months ended September 30, 2001 had we adjusted for the reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects (in millions).

	Year Ended December 31,					Nine Months Ended September 30, 2001
	1997	1998	1999	2000	2001
Income (loss) before extraordinary item and cumulative effect of change in accounting principle
As reported	$(142.6)	$43.5	$(29.7)	$(525.8)	$(101.7)	$(76.8)
SFAS No. 142 Adjustment	3.2	3.2	3.2	5.0	4.0	3.1

Adjusted	$(139.4)	$46.7	$(26.5)	$(520.8)	$(97.7)	$(73.7)

Net income (loss)
As reported	$(142.6)	$43.5	$(38.5)	$(532.6)	$(101.7)	$(76.8)
SFAS No. 142 Adjustment	3.2	3.2	3.2	5.0	4.0	3.1

Adjusted	$(139.4)	$46.7	$(35.3)	$(527.6)	$(97.7)	$(73.7)

Pro Forma Financial Information

        As a result of the Plan of Reorganization, our capital structure was significantly changed (see "Item 1. Business—Bankruptcy Proceedings"). Pursuant to the guidance provided by the AICPA's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), we have adopted fresh start reporting post emergence from bankruptcy.

        Although the Plan of Reorganization became effective on October 3, 2002, for accounting purposes, the effective date of the Plan of Reorganization is considered to be October 1, 2002. The consolidated financial statements for the third quarter of 2002 do not reflect any adjustments related to this event.

        SOP 90-7 sets forth two criteria, which we met, that require an organization to apply fresh-start reporting. Paragraph 36 of SOP 90-7 states:

  If the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all postpetition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11...

Our reorganization value was $1,871.1 million, which was less than the total postpetition liabilities and allowed claims of approximately $2,007.2 million. Additionally, as part of the Plan of Reorganization, all equity instruments existing prior to our filing for bankruptcy were cancelled and new equity was issued. Approximately 99% of the new equity was issued to creditors who were not previously equity holders.

        Reorganization value is defined by SOP 90-7 as "the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring." This value was derived by adding the fair value of all our liabilities ($417.1 million) to our enterprise value ($1,454.0 million). The enterprise value can be defined as the total value of Dade Behring Holdings, Inc. and our subsidiaries as a going concern (i.e. the fair value of our assets, net of our liabilities excluding our bank debt and senior subordinated notes). Our enterprise value was determined based on consideration of many factors and by reliance on various valuation techniques, including comparable company analysis and two discounted cash flow analyses. The factors considered included, but were not limited to, the following:

  •
  Forecasted operating and cash flow results which gave effect to the estimated impact of the changes in our capital structure contemplated by the Plan of Reorganization;

  •
  Discounted cash flow analyses using an EBITDA multiple or a perpetual growth rate to determine a terminal value;

  •
  Estimated values of our net operating loss carryforwards;

  •
  Consideration of market values of comparably companies;

  •
  Market share and position; and

  •
  Competition and general economic considerations.

  Basis of Presentation

        The following pro forma consolidated financial information illustrates the presently estimated financial effects of the implementation of the Plan of Reorganization and our adoption of fresh start reporting principles as contained in SOP 90-7. Our reorganization value will be allocated to our net assets in conformity with the procedures specified by SFAS No. 141. Additionally, the amount of reorganization value not allocated to specific tangible or identifiable intangible assets is reported as an intangible asset called "reorganization value in excess of amounts allocated to identifiable assets."

        The pro forma statements of operations for the year ended December 31, 2001 and nine-months ended September 30, 2002 have been presented as if we had emerged from Chapter 11 bankruptcy proceedings and adopted fresh start reporting as of January 1, 2001. The pro forma balance sheet as of September 30, 2002 is presented as if the effectiveness of the Plan of Reorganization had occurred and we adopted fresh start reporting on that date.

        The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable under the circumstances. Allocations of our reorganization value will be made from valuations as of the effective date based on appraisals and other studies, which are currently in process. We estimate that these valuations will be finalized prior to year end and future filings with the Securities and Exchange Commission will reflect the impact of such final valuations. Accordingly, the final allocations may differ from the amounts reflected herein and, as a consequence, impact reported operating results and financial condition.

        The unaudited pro forma statements do not purport to represent what our results of operations would have been if the emergence from bankruptcy had occurred as of January 1, 2001, nor are they necessarily indicative of the results for any future periods. In addition, the results of operations do not give effect to certain non-recurring charges resulting from the affects of the Plan of Reorganization. These effects will include approximately $786 million of gains related to the extinguishment of debt, and $5.9 million of compensation expense in the fourth quarter related to stock issued to certain members of management. Additionally, gross profit will be adversely impacted by the estimated $56.8 million increase in inventory value as the related inventory is sold.

        The unaudited historical statements contained in these unaudited pro forma condensed consolidated statements were based on our unaudited financial statements as of September 30, 2002 contained elsewhere in this registration statement. The following unaudited pro forma condensed consolidated statements should be read in conjunction with our historical financial statements, related notes and other information contained elsewhere in this registration statement.

Dade Behring Holdings, Inc.

Pro Forma Condensed Consolidated Balance Sheet

	Historical September 30, 2002	Effect of Plan of Reorganization and Fresh Start Reporting		Pro Forma September 30, 2002
	(Unaudited)			(Unaudited)
	(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$57.1	(16.9	)(a)	$40.2
Restricted cash	9.0	—		9.0
Accounts receivable, net	279.7	—		279.7
Inventories	191.8	56.8	(b)	248.6
Prepaid expenses and other current assets	14.9	—		14.9
Deferred income taxes	3.0	—		3.0

Total current assets	555.5	39.9		595.4
Property, plant and equipment, net	316.8	26.4	(c)	343.2
Debt issuance costs, net	24.4	(9.7	)(d)	14.7
Goodwill, net	110.3	(110.3	)(e)	—
Deferred income taxes	12.2	—		12.2
Other assets	83.7	357.8	(f)	441.5
Reorganization value in excess of amounts allocated to identifiable assets	—	518.1	(g)	518.1

Total assets	$1,102.9	822.2		$1,925.1

Liabilities, Redeemable Preferred Stock and Shareholders' Equity (Deficit)
Liabilities not subject to compromise:
Current liabilities:
Short-term debt	$71.1	(60.7	)(h)	$10.4
Bank debt	—	17.5	(i)	17.5
Accounts payable	72.6	—		72.6
Accrued liabilities	215.5	—		215.5

Total current liabilities not subject to compromise	359.2	(43.2)		316.0
Other liabilities	153.7	59.6	(l)	213.3
Long-term bank debt	—	450.0	(i)	450.0
Senior subordinated notes	—	315.3	(j)	315.3

Liabilities subject to compromise:
Current liabilities:
Bank debt	1,111.0	(1,111.0	)(i)	—
Senior subordinated notes	350.0	(350.0	)(j)	—
Accrued interest on senior subordinated notes	73.9	(73.9	)(k)	—

Total current liabilities subject to compromise	1,534.9	(1,534.9)		—
Total liabilities	2,047.8	(753.2)		1,294.6
Redeemable preferred stock	20.4	(20.4	)(m)	—
Shareholders' equity (deficit):
Common stock, all classes	70.7	(70.3	)(m)	0.4
Treasury stock	(372.1)	372.1	(m)	—
Additional paid-in capital	477.1	153.0	(n)	630.1
Unearned stock-based compensation	(1.2)	1.2	(m)	—
Accumulated deficit	(967.7)	967.7	(o)	—
Accumulated other comprehensive loss	(172.1)	172.1	(o)	—

Total shareholders' equity (deficit)	(965.3)	1,595.8		630.5

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$1,102.9	822.2		$1,925.1

Dade Behring Holdings, Inc.

Pro Forma Consolidated Statements of Operations

	Historical Nine Months Ended September 30, 2002	Effect of Plan of Reorganization and Fresh Start Accounting		Pro Forma Nine Months Ended September 30, 2002
				(Unaudited)
	(Dollars in millions, except per share data)
Net sales	$934.4	—		$934.4
Cost of goods sold	467.5	(3.7	)(p)	463.8

Gross profit	466.9	3.7		470.6
Operating costs and expenses:
Marketing and administrative expense	322.9	2.7	(p)	325.6
Research and development expense	65.3	(1.0	)(p)	64.3
Goodwill amortization expense	—	—		—
Cost reduction programs expense	2.9	—		2.9
Restructuring expense, net	(2.8)	—		(2.8)

Income from operations	78.6	2.0		80.6
Other income (expense):
Interest expense	(91.9)	17.1	(q)	(74.8)
Interest income	2.7	—		2.7
Balance sheet restructuring fees	(56.6)	—		(56.6	)(r)
Other expense	(4.5)	—		(4.5)

Loss before income tax and cumulative effect of change in accounting principle	$(71.7)	19.1		$(52.6)

Basic and diluted loss before income tax and cumulative effect of change in accounting principle per Class L and Common shares	$(1.47)

Basic and diluted income before income tax and cumulative effect of change in accounting principle per new Common share.				$(1.32	)(s)

Dade Behring Holdings, Inc.

Pro Forma Consolidated Statements of Operations

	Historical Year Ended December 31, 2001	Effect of Plan of Reorganization and Fresh Start Accounting		Pro Forma Year Ended December 31, 2001
				(Unaudited)
	(Dollars in millions, except per share data)
Net sales	$1,232.4	—		$1,232.4
Cost of goods sold	595.6	(0.7	)(p)	594.9

Gross profit	636.8	0.7		637.5
Operating costs and expenses:
Marketing and administrative expense	432.3	7.0	(p)	439.3
Research and development expense	83.7	(3.9	)(p)	79.8
Goodwill amortization expense	8.9	(8.9	)(p)	—
Restructuring expense, net	12.2	—		12.2
Cost reduction programs expense	11.2	—		11.2

Income from operations	88.5	6.5		95.0
Other income (expense):
Interest expense	(151.5)	56.7	(q)	(94.8)
Interest income	6.0	—		6.0
Balance sheet restructuring fees	(23.9)	—		(23.9	)(r)
Other expense	(12.4)	—		(12.4)

Loss before income tax	$(93.3)	63.2		$(30.1)

Basic and diluted loss before income tax per Class L and Common shares	$(1.91)

Basic and diluted income before income tax per new Common share				$(0.75	)(s)

Dade Behring Holdings, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(a)
Cash and cash equivalents have been adjusted to reflect the amount of cash that was paid to pre-bankruptcy senior secured debt holders ($400.0 million), certain old senior subordinated noteholders in accordance with the Plan of Reorganization ($9.0 million), and lenders of our short-term debt ($60.7 million), as well as the payment of deferred financing fees ($14.7 million), net of new borrowings by us on October 3, 2002 under the new term loan ($450.0 million) and revolving loan ($17.5 million) portions of the Emergence Facility.

(b)
Finished goods and work-in-progress inventories have been written-up to their estimated net selling price less costs to complete, cost of disposal and a reasonable profit allowance for completing and selling effort as required by fresh-start reporting.

(c)
Property, plant and equipment has been adjusted to reflect the estimated replacement costs.

(d)
Debt issuance costs have been adjusted to write-off all costs associated with debt cancelled under the Plan of Reorganization ($24.4 million) and record the costs associated with debt facilities existing post-emergence ($14.7 million).

(e)
Goodwill existing prior to our emergence from bankruptcy has been written-off as required by fresh-start reporting.

(f)
Other assets have been adjusted to reflect estimated allocations of reorganization value to certain other assets and identifiable intangible assets. Certain other assets have been reduced by $2.2 million. Additionally, the following identifiable intangible assets will be recognized in our financial statements upon the adoption of fresh-start reporting.

	Amount	Amortization Period
Customer relationships	$113.0 million	12 years
Developed technology	112.0 million	6 to 9 years
Tradenames and trademarks	135.0 million	Not applicable

$360.0 million

  The amortization periods are based on the valuation techniques utilized in the appraisal used to determine their fair value. For customer relationships, the amortization period is an estimate of the periods during which we will benefit from existing customer relationships. The estimate included consideration of historical and projected sales and customer retention rates. For developed technology, the amortization period is an estimate of the remaining life of our existing technologies. Tradenames and trademarks are not subject to amortization as they have an indefinite life.

(g)
Reorganization value in excess of amounts allocated to identifiable assets pursuant to SOP 90-7 is estimated at $464.1 million. Additionally, estimated deferred tax liabilities of $54.0 million were provided in consideration of the indefinite lived intangible assets discussed in note (f) at an assumed statutory effective rate of 40%. Per SFAS No. 142, "Goodwill and Other Intangible Assets," reorganization value in excess of amounts allocated to identifiable assets is not amortized, but rather, will be tested at least annually for impairment.

(h)
Short-term debt has been adjusted to reflect payments made to lenders on October 3, 2002.

(i)
Bank debt has been adjusted to reflect the termination of all pre-bankruptcy bank debt ($1,111.0 million) and the post-emergence borrowings under the Emergence Facility consisting of

  $17.5 million of new revolving loan borrowings classified as a current liability and $450.0 million of new term loan borrowings classified as a long-term liability.

(j)
Senior subordinated notes has been adjusted to reflect the cancellation of all old senior subordinated debt ($350.0 million) and the issuance of new senior subordinated notes ($315.3 million) in accordance with the Plan of Reorganization.

(k)
Accrued interest on senior subordinated notes has been adjusted to reflect the write-off of accrued interest related to the cancellation of old senior subordinated notes, as this accrued amount was not paid.

(l)
Other liabilities were adjusted by $5.6 million to adjust pension liabilities to their estimated fair value. Other liabilities were also adjusted by $54.0 million as estimated deferred tax liabilities were provided in consideration of the indefinite lived intangible assets discussed in note (f) at an assumed statutory effective rate of 40%, with the offsetting impact being captured as additional reorganization value in excess of amounts allocated to identifiable assets.

(m)
Redeemable preferred stock, common stock, treasury stock, and unearned stock-based compensation have been adjusted to reflect the cancellation of all classes of stock existing prior to our emergence from bankruptcy. Common stock was also adjusted to reflect the issuance of new common stock post-emergence ($0.4 million).

(n)
Additional paid-in capital has been adjusted to reflect a gain on discharge of debt ($786.2 million), the impact of the valuation of assets discussed in notes (b), (c), (e), (f) ($330.7 million), and the reorganization value in excess of amounts allocated to identifiable assets discussed in note (g) ($464.1 million), net of the pension liability adjustment discussed in note (l) ($5.6 million), the cancellation of all classes of old stock discussed in note (m) ($282.2 million), the elimination of accumulated deficit and other comprehensive income in note (o) ($1,139.8 million) and the issuance of new common stock ($0.4 million)

(o)
Accumulated deficit and accumulated other comprehensive loss have been eliminated as required by fresh-start reporting.

(p)
Cost of goods sold, marketing and administrative expense, and research and development expense have been adjusted due to the impact of revaluing tangible and identifiable intangible assets. The adjustments capture the impact on depreciation and amortization expense of revised fair values of existing assets and of newly created identifiable intangible assets as a result of applying SOP 90-7. The change in depreciation and amortization expense is significantly impacted by a shift in value between certain classes of property with relatively short useful lives to longer lived identifiable intangible assets, primarily customer relationships. The impact on depreciation and amortization expense related to the adjustments to property, plant and equipment values discussed in note (c) was a decrease of $9.9 million and $15.5 million for 2001 and the nine months ended September 30, 2002, respectively. The impact on amortization expense related to the adjustments to other assets discussed in note (f) was an increase of $12.3 million and $13.6 million for 2001 and the nine months ended September 30, 2002, respectively. Additionally, goodwill amortization expense has been adjusted to zero for 2001 as such goodwill would have been eliminated as of January 1, 2001. As a result of SFAS 141, there was no goodwill amortization expense in 2002.

(q)
The adjustment to interest expense captures the impact of assuming the amount of debt outstanding at October 3, 2002 after our emergence from bankruptcy had been outstanding during all of 2001 and the nine months ended September 30, 2002 and bore interest at the rates in effect on October 3, 2002. A decrease in interest rates of 0.125% would have further decreased pro forma interest expense for 2001 and the nine months ended September 30, 2002 by $0.6 million and $0.4 million, respectively.

(r)
Balance sheet restructuring fees has not been adjusted for any periods presented; however, we do not expect such fees to be significant after the effective date of the Plan of Reorganization.

(s)
The computation of pro forma earnings per share amounts assumes that 40,000,000 of new common shares were outstanding during all of 2001 and the nine months ended September 30, 2002, and that 5,176,471 new stock options granted on October 3, 2002 were not dilutive.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

        We derive substantially all of our revenue from manufacturing and marketing IVD products and services. We are organized functionally and have three reporting segments: Global Customer Management ("GCM")-North America, GCM-International and Global Operations. GCM-North America and GCM-International are our sales and service organizations. For our reporting purposes, North America includes the United States and Canada. International includes sales and service results from all other countries. The gross profit margin for the two GCM segments are not materially different. Global Operations primarily includes all manufacturing and research and development activities, and accordingly does not recognize significant revenues. Global Operations functions as a cost center; consequently a discussion of gross profit for each individual operating segment would not be meaningful. Generally, Global Operations does not incur a material amount of our marketing and administrative expense, but is responsible for virtually all research and development expense. Restructuring charges and certain other expenses, such as income taxes, general corporate expenses and financing costs, are not allocated to the operating segments.

Bankruptcy Proceedings

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries: Dade Behring Inc., Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. We collectively refer to the companies party to the bankruptcy proceedings as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization. No other subsidiaries of Dade Behring Holdings, Inc. filed for relief under the United States Bankruptcy Code.

        The Bankruptcy Court confirmed the Plan of Reorganization on September 18, 2002 and the Plan became effective on October 3, 2002. The Plan of Reorganization allowed the Debtors to emerge from bankruptcy with an improved capital structure and, because the Debtors were allowed to continue paying their trade debt on a timely basis during the pendency of the Chapter 11 cases, at the time of emergence, they had sufficient trade credit to continue their operations in the ordinary course of business. On the effective date of the Plan of Reorganization, Dade Behring Inc. entered into new credit facilities. See "Item 2. Financial Information—Liquidity and Capital Resources—Credit Facilities" for further discussion.

        As a result of the Plan of Reorganization, significant changes resulted to our capital structure (See "Item 1. Business—Bankruptcy Proceedings"). We adopted fresh start accounting as of October 1, 2002 pursuant to the guidance provided by the AICPA's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Although the Plan of Reorganization became effective on October 3, 2002, for accounting purposes, the effective date of the Plan of Reorganization is considered to be October 1, 2002. The consolidated financial statements for the third quarter of 2002 do not reflect any adjustments related to this event. See "Item 2. Financial Information—Pro Forma Financial Information" for a pro forma discussion of the impact on the Plan of Reorganization.

Nine Months and Quarter Ended September 30, 2002 Compared to Nine Months and Quarter Ended September 30, 2001

        Net Sales.    Net sales for the quarter ended September 30, 2002 totaled $310.1 million as compared to $284.6 million in the comparable prior year period.

        Sales for each segment were as follows:

	Quarter Ended
	September 30, 2002	September 30, 2001	% Change
North America	$162.1	$152.4	6.4%
International	146.2	131.4	11.3%
Global Operations	1.9	.8	137.5%

Total	$310.1	$284.6	9.0%

        During 2001, our U.S. Baxter pump services and Swiss immunohematology businesses were sold. These businesses generated an aggregate of $3.0 million of sales in the prior year period ending September 30, 2001. Adjusting for the adverse impact of sold businesses and the favorable impact of foreign currency rate changes of $8.5 million, sales increased $20.0 million or 6.9% for the quarter. On an adjusted basis, sales increased $12.2 million or 8.2% in North America, and $6.8 million or 4.9% across International locations. The increase on an adjusted basis can also be attributed primarily to a $16.9 million or 9.8% increase in core chemistry sales primarily driven by Dimension® product sales globally, a $4.3 million or 9.8% increase in hemostasis product sales with the strongest growth in North America, a $4.9 million or 15.0% increase in microbiology product sales led by North America, a $0.9 million or 5.2% increase in infectious disease product sales, offset by a $6.9 million or 29.9% decrease in sales of mature products across all segments. We consider mature products those products in the later stages of their life cycle (which is determined as a function of research and development investment decisions and planning regarding the release of new product technology/versions) and third-party products and services that we do not consider to be part of our core strategy and as a result, they are expected to have declining sales over time.

        Net sales for the nine months ended September 30, 2002 totaled $934.4 million as compared to $926.5 million in the comparable prior year period.

        Sales for each segment were as follows:

	Nine Months Ended
	September 30, 2002	September 30, 2001	% Change
North America	$486.2	$502.7	-3.3%
International	444.2	421.0	5.5%
Global Operations	4.0	2.8	42.9%

Total	$934.4	$926.5	.9%

        Adjusting for the favorable impacts of foreign currency rate changes of $6.0 million and the adverse impact of sold businesses discussed above ($33.8 million), sales increased $35.7 million or 4.0% for the period. On an adjusted basis, sales increased $13.5 million or 2.9% in North America, and $21.2 million or 5.0% across International locations. The increase on an adjusted basis is attributable primarily to a $27.5 million or 5.0% increase in core chemistry sales primarily driven by Dimension® products, a $23.5 million or 18.7% increase in hemostasis product sales across the North America and International segments, an $8.4 million or 9.3% increase in Microbiology product sales, a $2.5 million or 5.1% increase in infectious disease product sales, offset by a $26.2 million or 32.1% decrease in sales of mature products across all segments.

        The installed base of instruments placed at our customers grew approximately 1.1% during the quarter and 3.7% during the period ending September 30, 2002. Growth in the installed base of Dimension® Xpand™, which was introduced in 2001, and Dimension® RxL instruments has driven much of the sales growth seen in our Dimension® products. Instrument placement growth has also occurred in our other product lines, with placements of the CA1500 hemostasis instrument being the largest contributor. Improved method penetration, which results in utilizing an existing instrument base for additional tests, combined with the growth in higher priced, specialty reagents, have furthermore contributed to our sales growth. We believe that these trends will continue, which should in turn drive continued increases in overall sales.

        Gross Profit.    Gross profit for the quarter ended September 30, 2002 increased $0.7 million to $147.4 million as compared to $146.7 million in the comparable prior year period. Adjusting primarily for favorable foreign currency rate changes of $6.4 million and the $2.8 million adverse impact of sold businesses, gross profit decreased $2.9 million. The decrease on an adjusted basis is attributable to planned negative impact on manufacturing costs due to decreased inventory and production levels, inventory write-offs associated with our drug testing product line, increased reported depreciation expense as a consequence of assets acquired in a bargain purchase transaction being replaced by new investment, partially offset by increased sales volume.

        Gross profit for the nine months ended September 30, 2002 decreased $7.3 million to $466.9 million as compared to $474.2 million in the comparable prior year period. Adjusting primarily for the favorable impact from foreign currency rate changes of $3.0 million and the adverse impact of sold businesses of $12.2 million, gross profit increased $1.9 million. The increase on an adjusted basis in gross profit for the nine months ended September 30, 2002 is attributable primarily to increased sales volume, partially offset by increased depreciation expense as a consequence of assets acquired in a bargain purchase transaction being replaced by new investment, the planned negative impact on manufacturing costs due to decreased inventory and production levels, and inventory write-offs associated with our drug testing product line.

        Marketing and Administrative Expense.    Marketing and administrative expense for the quarter ended September 30, 2002 increased $9.2 million to $115.8 million (37.3% of sales) as compared to $106.6 million (37.5% of sales) in the comparable prior year period. The increase in marketing and administrative expense for the quarter ended September 30, 2002 is attributable primarily to $3.1 million of adverse foreign currency rate changes and incremental sales, marketing and administrative costs incurred to help sustain our customer relationships and on-going revenue as well as effectively communicate the Chapter 11 filing.

        Marketing and administrative expense for the nine months ended September 30, 2002 decreased $4.9 million or 1.5% to $322.9 million (34.6% of sales) as compared to $327.8 million (35.4% of sales) in the comparable prior year period. The decrease in marketing and administrative expense for the nine months ended September 30, 2002 is attributable primarily to our cost cutting actions in the sales, marketing and administrative areas across the company partially offset by $1.4 million of adverse foreign currency rate changes and incremental sales, marketing and administrative costs incurred to help sustain our customer relationships and on-going revenue as well as effectively communicate the Chapter 11 filing.

        Research and Development Expense.    Research and development expense for the quarter ended September 30, 2002 increased 23.6% to $24.1 million over the comparable prior year period. Research and development expense for the nine months ended September 30, 2002 totaled $65.3 million and was 6.7% higher than the comparable prior year period. We expect spending to continue to increase over prior year levels as savings from marketing and administrative cost reduction initiatives are invested in new product development, such as the next generation Dimension® instrument and new assays for all product lines.

        Cost Reduction Programs Expense.    In connection with cost reduction programs previously initiated, we recognized $1.0 million and $2.9 million of expenses during the quarter and nine months ended September 30, 2002, respectively, that did not qualify for treatment as exit costs under Emerging Issues Task Force Issue No. 94-3 (see also Note 6 to our consolidated financial statements for further information). We recognized $0.0 million and $7.4 million of these expenses during the quarter and nine months ended September 30, 2001, respectively. While we believe substantial integration of our acquired businesses has been achieved, we also believe that continued globalization of our product offerings and services is necessary.

        Restructuring Expense.    We recognized $2.8 million of net restructuring reserve reversals during the nine months ended September 30, 2002 compared to $11.7 million of restructuring expense in the comparable prior year period. These amounts related to an extension of the cost reduction programs approved in 2000 and 2001. We are committed to an ongoing review of business processes and systems and may initiate additional restructuring actions to reduce operating costs and enhance global efficiencies.

        Income from Operations.    Income from operations for the quarter ended September 30, 2002 increased $3.7 million to $10.7 million compared to $7.0 million in the comparable prior year period. The increase in income from operations is due primarily to less expense associated with the above mentioned cost reduction programs in 2002 as compared to 2001, the cessation of goodwill amortization in 2002 offset by higher marketing and administrative and research and development expenses.

        Income from operations for the nine months ended September 30, 2002 increased $20.5 million to $78.6 million compared to $58.1 million in the comparable prior year period. The increase in income from operations for the nine months ended September 30, 2002 is due primarily to lower marketing and administrative expenses, less expense associated with cost reduction programs across all segments and the cessation of goodwill amortization partially offset by lower gross profit.

        Interest Expense.    Interest expense for the quarter ended September 30, 2002 totaled $28.8 million, an $8.5 million reduction over the comparable prior year period. Interest expense for the nine months ended September 30, 2002 totaled $91.9 million, a $23.0 million reduction over the comparable prior year period. These changes are primarily due to lower borrowing levels and the impact of our bankruptcy proceedings which resulted in not recording interest expense of $7.8 million on our senior subordinated notes after August 1, 2002.

        Balance Sheet Restructuring and Reorganization Costs.    Balance sheet restructuring costs represent all incremental professional and bank fees associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002. For the quarter ended September 30, 2002 they increased $3.5 million to $8.7 million from the comparable prior year period. Balance sheet restructuring costs for the nine months ended September 30, 2002 increased $10.4 million to $21.2 million over the comparable prior year period. Reorganization costs represent all costs associated with the reorganization of the Company's balance sheet incurred after the bankruptcy filing on August 1, 2002. This includes professional fees of $16.4 million and a $19.0 million settlement with Baxter Healthcare Corporation (as described elsewhere in this registration statement). The increase in Balance Sheet Restructuring and Reorganization Costs is attributable primarily to legal and advisory fees paid to external parties and other costs related to the bankruptcy filing, as well as the settlement with Baxter Healthcare Corporation.

        Income Taxes.    An income tax expense of $17.5 million (an effective rate of (28)%) was recorded in the quarter ended September 30, 2002, as compared to $3.5 million (an effective tax rate of (10)%) in the quarter ended September 30, 2001. Income tax expense of $20.1 million (an effective rate of (28)%) was recorded in the nine months ended September 30, 2002, as compared to $6.5 million (an effective tax rate of (9)%) in the nine months ended September 30, 2001. The negative effective tax rates are attributable to the recording of valuation allowances related to changes in assumptions with respect to deferred tax assets primarily in the United States, and the existence of foreign taxable income.

        Cumulative Effect of Change in Accounting Principle.    In accordance with SFAS 141, we wrote off negative goodwill and recognized a $20.0 million gain as of January 1, 2002.

        Net Loss.    The net loss for the quarter ended September 30, 2002 was $79.5 million as compared to a net loss of $40.0 million in the comparable prior year period, a deterioration of $39.5 million. The decrease in net income for the quarter ended September 30, 2002 is due primarily to the $38.9 million increase in balance sheet restructuring fees, and a $14.0 million increase in income tax expense partially offset by the $3.7 million increase in operating income and a $8.5 million decrease in interest expense.

        Net loss for the nine months ended September 30, 2002 totaled $71.8 million as compared to a net loss of $76.8 million in the comparable prior year period, an improvement of $5.0 million. The decreased loss for the nine months ended September 30, 2002 is due primarily to the increase in operating income of $20.5 million, a $22.2 decrease in net interest expense, and the $20.0 million accounting principle change, offset by a $45.8 million increase in balance sheet restructuring fees, and a $13.6 million increase in income tax expense.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Sales.    Net sales for the year ended December 31, 2001 totaled $1,232.4 million as compared to $1,183.7 million in the comparable prior year period.

        Sales for each segment were as follows:

	Year Ended
	December 31, 2001	December 31, 2000	% Change
North America	$661.4	$613.3	7.8%
International	567.3	566.4	0.2%
Global Operations	3.7	4.0	-7.5%

Total	$1,232.4	$1,183.7	4.1%

        Adjusting primarily for the adverse impacts of foreign currency rate changes ($30.7 million) and sold business ($30.8 million), sales increased $110.5 million or 9.8% for the period. The increase on an adjusted basis is attributable primarily to a $78.7 million or a 14.4% increase in core chemistry product sales driven by the International segment, a $49.6 million or 11.6% increase in other core product sales led by the North America segment, partially offset by an $18.1 million or 12.0% decrease in mature products.

        Gross Profit.    Gross profit for the year ended December 31, 2001 increased $36.5 million to $636.8 million as compared to $600.3 million in the comparable prior year period. This increase is attributable primarily to an increase in core chemistry and other product sales, partially offset by the planned decline in mature product sales. During 2001, we recorded a $17.5 million charge in connection with the termination of a third-party distribution agreement. Adjusting for this item and the impacts of adverse foreign currency rate changes ($26.4 million) and $4.9 million of sold business impact, gross profit increased $85.3 million or 15.5%.

        Gross Margins.    Gross margins for the year ended December 31, 2001 were 51.7% compared to 50.7% in the comparable prior year period. The increase in margins for the twelve-month period ended December 31, 2001 is primarily due to increases in margin of our core product lines, partially offset by the non-cash write-off of under-performing assets.

        Marketing and Administrative Expense.    Marketing and administrative expense for the year ended December 31, 2001 decreased $38.5 million or 8.2% to $432.3 million as compared to $470.8 million in the comparable prior year period. The decrease in marketing and administrative expense for the year ended December 31, 2001 is attributable primarily to our cost cutting actions, $2.6 million of sold business benefit and $14.6 million of foreign currency rate change benefit. As a result of our cost cutting actions, marketing and administrative expense as a percentage of sales have decreased to 35.1% in 2001 as compared to 39.8% in 2000.

        Research and Development Expense.    Research and development expense for the year ended December 31, 2001 totaled $83.7 million as compared to $103.3 million in the comparable prior year period. The $19.6 million or 19.0% decrease in the comparable prior year period is attributable to our reducing spending by redirecting investments toward high growth areas and scaling back spending to maintenance levels in areas with minimal growth potential and $0.6 million of foreign currency rate change benefit. Research and development expenditures are primarily focused on the development of new instrument platforms and expansion of test menus.

        Cost Reductions Programs Expense.    We recognized $11.2 million and $19.2 million of expenses in 2001 and 2000, respectively, related to cost reduction programs. Cost reduction programs identified in 2001 and the actions initiated were an extension of the cost reduction program approved in 2000. While we believe substantial integration of our acquired businesses has been achieved, we also believe that continued globalization of our product offerings and services is necessary. We are committed to an ongoing review of business processes and systems and may initiate additional programs to reduce our operating costs and enhance global efficiencies.

        Restructuring Expense.    We recorded $7.2 million of restructuring charges in 2001 which related to a global cost reduction program that was initiated in 2000. In addition, net adjustments of $5.0 million to the reserves recorded in prior years were charged to income in 2001. In 2000, $25.3 million of restructuring expense was recognized in connection with cost reduction initiatives.

        Income (Loss) from Operations.    Income from operations for the year ended December 31, 2001 increased $111.8 million to $88.5 million compared to $23.3 million loss from operations in the comparable prior year period.

        The increase in income from operations for the year ended December 31, 2001 is due primarily to the $87.8 million of growth in core products, $21.3 million in cost cutting actions taken in the marketing and administrative areas, $19.0 million dollars in reduced research and development spending and $21.1 million reduction in restructuring expense. These benefits were offset by $11.2 million of adverse foreign currency rate changes, declines due to sold businesses, declining sales of non-core product lines and the write-off of under-performing intangible assets.

        As depicted in Note 15, "Business Segment and Geographic Information" to our Consolidated Financial Statements, earnings before interest and taxes (EBIT) decreased significantly in the All Other category. This decrease is due largely to our discontinuation of certain inter-segment billings in 2001, which had been made in prior years. These billings had a positive impact on the EBIT of the All Other category and a negative impact on Global Operations prior to 2001.

        Interest Expense.    Interest expense for the year ended December 31, 2001 totaled $151.5 million, a $1.1 million decrease over the comparable prior year period. This decrease stems from lower interest rates.

        Other Income/Expense.    Other expense for the nine-month period ended December 31, 2001 totaled $12.4 million, as compared to income of $10.3 million in the comparable prior year period. The increase in other expense is due to $12.8 million of additional foreign currency transaction losses and the settlement in our favor of two separate litigation matters in 2000.

        Balance Sheet Restructuring Costs.    We have recorded all incremental professional ($17.1 million) and bank ($6.8 million) fees associated with the reorganization of our balance sheet in a separate line item on the Consolidated Statement of Operations for the year ended December 31, 2001, which totaled $23.9 million. No such costs were incurred during 2000.

        Income Taxes.    An income tax expense of $8.4 million (an effective rate of (9.0)%) was recorded in 2001. At December 31, 2001, we had net deferred tax assets of $36.6 million. In assessing the realizability of these deferred tax assets, we have analyzed our forecast of future taxable income by jurisdiction and other relevant factors, including historical results and carryforward limitations, and have concluded that recoverability of the net deferred tax asset is more likely than not to occur. See also Note 10, "Income Taxes" to our Consolidated Financial Statements.

        Net Loss.    Net loss for the year ended December 31, 2001 totaled $101.7 million as compared to a net loss of $532.6 million in the comparable prior year period, an improvement of $430.9 million.

        The reduction in net loss for the year ended December 31, 2001 is due primarily to a $413.9 million adjustment to the beginning of year valuation allowance, higher gross profit from increased sales, lower marketing and administrative expense, lower research and development expense and partially offset by an increase in other non-operating expenses.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Net Sales.    Net sales for the year ended December 31, 2000 totaled $1,183.7 million as compared to $1,318.1 million in the comparable prior year period.

        Sales for each segment were as follows:

	Year Ended
	December 31, 2000	December 31, 1999	% Change
North America	$613.3	$686.9	-10.7%
International	566.4	625.6	-9.5
Global Operations	4.0	5.6	-28.6%

Total	$1,183.7	$1,318.1	-10.2%

        During 1999, our International Urine Test Strip business and part of our Sysmex businesses were sold. These businesses generated an aggregate of $17.0 million of sales during 1999. During 2000, we decided to discontinue our distribution relationship with Allegiance Healthcare Corporation. This resulted in revenue reductions in our coagulation business of $33.8 million. Excluding the impact of these items, and adjusting for the adverse impact of foreign currency rate changes ($55.1 million) and adopting SAB 101 ($21.9 million), sales as compared to the prior year period decreased $6.6 million or approximately 0.5%. Our core chemistry product sales increase of eleven percent (11%) globally as compared to the prior year adjusted for foreign exchange was offset primarily by planned declines in mature products.

        Gross Profit.    Gross profit for the year ended December 31, 2000 decreased $146.8 million or 19.6%, the majority of which is attributable to North America, to $600.3 million as compared to $747.1 million in the comparable prior year period. Adjusting for the adverse impacts of foreign currency rate changes ($44.8 million), sold businesses ($8.2 million), adopting SAB 101 ($12.6 million), and revenue reductions in the coagulation business, driven primarily by the Allegiance transition ($33.0 million), gross profit decreased by $48.2 million or 3.1%. This decrease is attributable to the expected decline in higher margin mature product sales partially offset by increased lower margin third party product and service sales.

        Gross Margins.    Gross margins for the year ended December 31, 2000 were 50.7% compared to 56.7% in the comparable prior year period. The decrease in margins for the year ended December 31, 2000 is primarily due to foreign currency rate changes and sold businesses, the impact of adopting SAB

101, and the coagulation impact. Excluding these impacts, gross profit margin decreased primarily as a result of changes in product mix as discussed above.

        Marketing and Administrative Expense.    Marketing and administrative expense for 2000 totaled $470.8 million as compared to $560.5 million in 1999. During 1999, marketing and administrative expense included $16.8 million of advisory fees and $22.7 million of stock compensation expense related to the June 1999 recapitalization, as well as $23.5 million of expense to resolve year 2000 issues. Excluding these impacts, and adjusting for $21.9 million of benefit from foreign currency rate changes and sold businesses, marketing and administrative expenses decreased by $4.8 million.

        Research and Development Expense.    Research and development expense for the year ended December 31, 2000 totaled $103.3 million as compared to $99.7 million in the comparable prior year period. The $3.6 million or 3.6% increase in the comparable prior year period is attributable to increased investment in new products which was partially offset by the benefit from foreign currency rate changes ($4.5 million).

        Cost Reduction Programs Expense.    Cost reduction programs initiated in 2000 and the first six months of 2001 are expected to generate approximately $77.0 million of cost savings when fully implemented. We recognized $19.2 million of expenses in 2000 in connection with these programs.

        Restructuring Expense.    We incurred $32.5 million of restructuring expense in 2000 in connection with a global cost reduction program. In addition, net adjustments of $7.2 million to reserves recorded in 1999 were reversed to income in 2000. During 1999, we incurred $16.5 million of restructuring expense in connection with a reorganization of our management structure to reduce operating costs and plans to increase productivity in our United States and European sales, service, and research and development groups. In addition, net adjustments of $3.2 million to reserves recorded in 1997 were reversed to income in 1999.

        Income (Loss) from Operations.    Loss from operations for the year ended December 31, 2000 increased $91.6 million to a loss of $23.3 million as compared to $68.3 million income from operations in the comparable prior year period. The decrease in income from operations for the year ended December 31, 2000 is due primarily to reduced gross profit offset as discussed above and an increase in restructuring expense, offset partially by reduced marketing and administrative expenses. The decrease in earnings before interest and taxes (EBIT) in North America as depicted in Note 15, "Business Segment and Geographic Information" to our Consolidated Financial Statements is primarily attributable to declines in gross profit.

        Interest Expense.    Interest expense for the year ended December 31, 2000 totaled $152.6 million, a $43.0 million increase over the same period in 1999. The increase in interest expense is primarily attributable to increased borrowing levels as a result of the June 1999 recapitalization and higher interest rates.

        Other Income/Expense.    Other income for the year ended December 31, 2000 totaled $10.3 million, as compared to $2.0 million in the comparable prior year period. Other income for the year ended December 31, 2000 is primarily comprised of the settlement of two separate litigation matters.

        Income Taxes.    An income tax expense of $363.2 million was recorded in 2000 primarily due to a $413.9 million adjustment to the beginning of year valuation allowance. See also Note 10, "Income Taxes" to our Consolidated Financial Statements.

        At December 31, 2000, we had remaining net deferred tax assets of $41.2 million. In assessing the realizability of these deferred tax assets, we have analyzed our forecast of future taxable income by jurisdiction and other relevant factors, including carryforward limitations, and have concluded that recoverability of the net deferred tax asset is more likely than not to occur. See also Note 10, "Income Taxes" to our Consolidated Financial Statements.

        Net Income (Loss).    Net loss for the year ended December 31, 2000, totaled $532.6 million, a $494.1 million increase from net loss as compared to the same period in 1999. The increase in net loss for the year ended December 31, 2000 is due primarily to lower income from operations, higher interest expense and a $413.9 million valuation reserve recorded against our deferred tax asset.

Liquidity and Capital Resources

        Cash Flows.    We have suffered losses in the previous three fiscal years. We have funded our operating losses and reorganization costs from our operations and credit facilities. In order to improve operating cash flows, we utilize factoring facilities under which certain trade receivables are sold to financial institutions at a discount.

        During the nine months ended September 30, 2002, net cash provided by operating activities was $59.4 million compared to $12.4 million for the nine months ended September 30, 2001. The change was primarily due to improvements in working capital management.

        During 2001, we recorded an adjustment to our minimum pension liability of $45.9 million. This amount is reflected in our comprehensive loss for 2001, but did not impact our net loss. The adjustment was required primarily due to the impact of actual return on pension plan assets being significantly lower than the expected return and declining interest rates on our overall pension liabilities. For 2002, our assumption for expected return on pension plan assets is 9.0%. This and other assumptions impacting pension expense could change in the future based on various factors, including, but not limited to, market conditions, asset allocations, and workforce composition. During the third quarter of 2002, we made a $10 million funding payment for a United States pension plan. We also made an additional funding payment of approximately $9 million in the fourth quarter of 2002. We expect that for 2002, our net periodic benefit cost will be in excess of $12 million, which is approximately double the cost for 2001. We expect that the 2003 costs will be relatively consistent with 2002.

        Financing activities for the nine months ended September 30, 2002 used net cash of $22.2 million, compared to $49.4 million for the nine months ended September 30, 2001. We used net cash of $65.2 million for the nine months ended September 30, 2002, for capital expenditure requirements, as compared to $51.4 million for the nine months ended September 30, 2001.

        Net cash provided by operating activities for the year ended December 31, 2001 was $54.5 million compared to $39.4 million utilized for operating activities for the year ended December 31, 2000 and $17.4 million provided by operating activities for the year ended December 31, 1999. The increase in cash utilized for operations in 2000 versus 1999 is due to the impact of lower sales, partially offset by improved working capital management. The increase in cash provided by operations in 2001 as compared to 2000 can be attributed to our cost reduction activities, reduced inventory levels, and the cessation of interest payments on the senior subordinated notes, partially offset by the impact of the loss of a portion of our accounts receivable factoring facility and fees associated with the debt restructuring. The increase in accounts receivable at September 30, 2002 and December 31, 2001 from the prior respective periods is primarily attributable to changes in foreign exchange rates, as well as us carrying more balances as a result of a further reduction in factoring. These factors mostly affected gross accounts receivable at international locations. Accounts receivable, both gross and net, declined in North America. Our process for evaluating accounts receivable reserves is discussed below. See "Item 2. Financial Information—Critical Accounting Policies".

        Financing activities for the year ended December 31, 2001 used net cash of $35.7 million, compared to the $261.7 million and $130.4 million provided by financing activities for the years ended

December 31, 2000 and 1999, respectively. We used net cash of $70.7 million for the year ended December 31, 2001 for investing activities, primarily for capital expenditures, as compared to $128.3 million used during the year ended December 31, 2000 and $123.6 million used for the year ended December 31, 1999.

        Capital expenditures totaled $87.8 million for the year ended December 31, 2001 compared to $127.1 million and $122.7 million for the years ended December 31, 2000 and 1999, respectively. This reduction in capital expenditures for the year ended December 31, 2001 as compared to 2000 and 1999 is due primarily to a reduction in the placement of instruments at customers in exchange for contractual commitments for ongoing reagent revenues and the completion of significant information technology projects. We anticipate that capital expenditures for fiscal 2002 will be approximately $100 million.

        On September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to the Plan of Reorganization. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the Plan of Reorganization on a number of bases. On September 17, 2002, we agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the Plan of Reorganization.

        Credit Facilities.    In connection with the Debtors' Chapter 11 filing and emergence therefrom, we entered into the Emergence Facility. Dade Behring Inc. is the borrower under the Emergence Facility. The administrative agent under the Emergence Facility is Deutsche Bank AG, New York Branch.

        The Emergence Facility consists of a $125 million multicurrency revolving credit facility of which funds will be made available in both United States dollars and Euros; provided that no more than $75 million will be made available in Euros (determined on a United States dollar equivalent basis). The revolving credit facility has a five-year maturity and bears interest at variable rates, principally the Base Rate (as defined in the Emergence Facility) plus 300 basis points or LIBOR plus 400 basis points, with a step-down to lower interest rate margins based upon the achievement of specified ratings tests. At October 3, 2002, our initial borrowings under the revolving credit facility bore interest at 7.75%. The proceeds of the revolving credit facility were utilized (1) to make payments to effectuate the Plan of Reorganization, and (2) thereafter, for our working capital requirements and other general corporate purposes. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed subject to the terms of the facility.

        The Emergence Facility also consists of a $300 million six-year term loan facility and a $150 million six-year term loan facility. The loans made pursuant to the term loan facility are subject to scheduled annual amortization requirements to be paid quarterly. The initial interest rate on the term loan facility is the Base Rate plus 325 basis points or LIBOR plus 425 basis points, with one step-down to a lower interest rate margin based upon the achievement of specified ratings tests. At October 3, 2002, our initial borrowings under the term loan facility bore interest at 8.00%. The proceeds of the term loan facility were utilized (1) to repay a portion of the loans or fees payable under the DIP Facility, if any, (2) to repay a portion of the pre-petition credit facility pursuant to the Plan of Reorganization, and (3) for our ongoing working capital requirements and other corporate purposes. No portion of the term loan facility, once repaid, may be reborrowed.

        The borrowings under the Emergence Facility are unconditionally guaranteed by Dade Behring Holdings, Inc. and each of Dade Behring Inc.'s domestic subsidiaries, subject to customary exceptions for transactions of this type. The borrower's and guarantors' obligations under the Emergence Facility are secured by a first priority (subject to customary exceptions) perfected security interest in (1) all stock, equity interests and promissory notes owned by the borrower and guarantors, provided that no more than 65% of the total voting stock of each first-tier foreign subsidiary of Dade Behring Inc. or a guarantor shall be required to be pledged, and (2) all or substantially all other tangible and intangible assets of Dade Behring Inc. and each guarantor, in each case subject to customary exceptions for transactions of this type.

        Voluntary prepayments may be made at any time, upon customary prior notice, without premium or penalty, except for during the first 24 months. For the first 12 months, a 200 basis point premium is required. For the second 12 months, a 100 basis point premium is required. Mandatory repayments are required under certain circumstances, including a sale of assets, issuance of debt and/or equity, receipt of insurance proceeds and a percentage of annual excess cash flow.

        The Emergence Facility agreement contains various restrictive covenants customary for these types of facilities, including, without limitation, financial covenants (consolidated debt to consolidated EBITDA and interest coverage ratios, capital expenditures, and trailing twelve months EBITDA), reporting requirements, restrictions on other indebtedness, restrictions on liens, restrictions on asset sales and acquisitions, restrictions on payment of dividends and share repurchases and restrictions on transactions with affiliates and conduct of business.

        The Emergence Facility agreement also contains events of default customary for these types of facilities, including, without limitation, payment defaults, material misrepresentations, covenant defaults, bankruptcy and a change of control of either Dade Behring Holdings, Inc. or Dade Behring Inc.

        Senior Subordinated Notes.    In connection with the Debtors' Chapter 11 filing and emergence therefrom, Dade Behring Inc. issued Senior Subordinated Notes due 2010 in the principal amount of approximately $315.3 million, with a coupon rate of 11.91%. The obligations under the senior subordinated notes are senior to all of Dade Behring Inc.'s subordinated unsecured obligations and subordinate to the Emergence Facility. Interest on the senior subordinated notes is payable on a semi-annual basis. Dade Behring Inc.'s obligations under the notes are guaranteed on a subordinated basis by Dade Behring Holdings, Inc. and each of Dade Behring Inc.'s domestic subsidiaries that also guarantee the Emergence Facility. Subject to the restrictions in the Emergence Facility the notes are redeemable at our option in whole or in part at any time on not less than 30 nor more than 60 days notice for an amount to be determined pursuant to a formula set forth in the notes. The redemption amount will vary depending upon the year during which the notes are redeemed. In the event that Dade Behring Inc. raises additional equity prior to the third anniversary of the date of issuance of the notes, then, subject to the restrictions in the Emergence Facility, we may redeem up to 35% of the new subordinated notes at par, plus the coupon, plus accrued and unpaid interest up to the redemption date. Upon the occurrence of a "change of control" (as defined in the indenture governing the new subordinated notes), Dade Behring Inc. will make an offer to purchase the new subordinated notes at 101% of the outstanding principal amount thereof, plus accrued and unpaid interest up to the purchase date. The new subordinated notes contain customary covenants typical to this type of financing with customary baskets and exceptions, including, without limitation, limitations on (1) indebtedness, (2) layering, (3) restricted payments, (4) liens, (5) restrictions on distributions from restricted subsidiaries, (6) sales of assets, (7) affiliate transactions, (8) mergers and consolidations, and (9) lines of business. The new subordinated notes also contain customary events of default typical to this type of financing, including, without limitation, (1) failure to pay principal and/or interest when due, (2) failure to observe covenants, (3) certain events of bankruptcy, (4) the rendering of certain judgments, or (5) the loss of any guarantee.

        Future Capital Needs.    Despite our significant decrease in leverage as a result of the Plan of Reorganization, we are still significantly leveraged and our ability to meet our debt obligations will depend upon future operating performance which will be affected by many factors, certain of which are beyond our control. Based on our current level of operations, we anticipate that our operating cash flows and available credit facilities will be sufficient to fund our anticipated operational investments, including working capital and capital expenditure needs, for at least the next twelve months. Moreover, at present, we anticipate compliance with all restrictive covenants contained in our debt agreements. If, however, we are unable to service our debt requirements as they become due or are unable to maintain ongoing compliance with restrictive covenants, we may be forced to adopt alternative strategies that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. There can be no assurances that any of these strategies could be effected on satisfactory terms, if at all.

  Contractual Obligations and Commercial Commitments

        As a result of the Plan of Reorganization, our outstanding debt at October 3, 2002 was $793.2 million. Projected payment due dates and estimated interest expense are as shown below:

	Expected Post-Emergence Payments due by Period
	Total	2002	2003	2004	2005	2006	After 2006
Long term debt	$765.3	$—	$5.0	$21.3	$26.3	$43.8	$668.9
Interest on long term debt	458.2	18.4	73.4	72.3	70.4	67.6	156.1
Revolving credit line	17.5	17.5	—	—	—	—	—
Interest and fees on revolving credit line	4.5	0.4	0.9	0.9	0.9	0.9	0.5
Operating leases	110.0	25.2	17.5	12.1	10.4	10.2	34.6
Foreign credit lines	10.4	2.4	2.0	2.0	2.0	2.0	—
Capital lease obligations	9.0	3.1	2.5	2.0	1.1	0.3	—

Total Contractual Cash Obligations	$1,374.9	$67.0	$101.3	$110.6	$111.1	$124.8	$860.1

        Please see "Item 6. Executive Compensation—Equity Incentive Plans" for discussion of other obligations we have committed to as a result of the Plan of Reorganization.

Critical Accounting Policies

        Critical accounting policies are those that are, in management's view, both very important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe our most critical accounting policies (as more fully described in Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies") relate to:

  •
  Revenue recognition;

  •
  Reserves for doubtful accounts;

  •
  Adjustments for write-down of inventories to net realizable value;

  •
  Pension plan assumptions; and

  •
  Tax valuation allowances.

        We use a combination of historical results and anticipated future events to estimate and make assumptions relating to our critical accounting policies. Actual results could differ from our estimates.

  Revenue Recognition

        We manufacture and market a broad offering of IVD products and services which currently include: (1) medical diagnostic instruments, (2) reagents and consumables, and (3) maintenance services. Historically, reagents and consumables have represented approximately 77% of our sales, while instruments (approximately 15%) and services (approximately 8%) have accounted for the remainder.

Going forward, we expect reagents and consumables to account for an even greater percentage of total sales due to the disposition of a significant amount of our service business in 2001.

        Instruments are usually sold either directly to the customer or to a third party financing entity that in turn leases it to the end customer. Instrument revenue is recognized upon delivery. We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. Under these arrangements, an instrument placement is accompanied by a customer commitment to purchase minimum volumes of reagents and consumables, at a pre-determined price over the contract period, which is generally sixty months. Additionally, these arrangements include a customer commitment to purchase maintenance services which covers the first year of the contract term. Additional years of service may be purchased separately. Revenues under these bundled arrangements are allocated among the contract's constituent elements (principally reagents, consumables and service) based upon the estimated fair value of each element as determined by reference to verifiable objective evidence. Our principal point of reference in making this determination is the amount of revenue we realize when our products and services are sold in stand-alone transactions. Reagent and consumables revenue is recognized over the term of the contract as they are purchased by, and delivered to, the customer. Additionally, some customer contracts result in equipment being placed with end customers at no charge in exchange for contractual commitments for ongoing reagent revenues, typically over a five year term. In these situations, no revenue on equipment placement is recognized, rather the cost of this equipment is carried on our balance sheet and amortized to cost of sales over the useful life of the equipment, which is generally five years.

        Revenue under product service contracts, which are generally for one year or less, is recognized ratably over the term of the contract.

  Reserve for Doubtful Accounts

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness, as determined by our review of our customers' current credit information. We continuously monitor collections and payments from our customers and payment accommodations made to our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers.

  Adjustments for Write-down of Inventories to Net Realizable Value

        Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. We regularly review inventory quantities on hand and record a provision for deterioration, excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next 18 months. Several factors may influence the realizability of our inventories, including technological change and new product development. These factors could result in an increase in the amount of obsolete inventory on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if we determine that our inventory was overvalued, we will be required to recognize such costs in cost of goods sold at the time of such determination. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

  Pension Plan Assumptions

        We maintain non-contributory defined benefit pension plans covering substantially all employees in the United States and Puerto Rico and a combination of contributory and non-contributory plans in certain non-U.S. locations. Benefits under the United States plans are based on a cash balance formula. Our funding policy is to make contributions to the trusts of the plans that meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974. In an attempt to anticipate future events, several statistical and other factors are used in calculating the expense, liability and resulting funding requirements related to the plans. These factors include assumptions we make about, among other things, the discount rate, expected return on plan assets, rate of future compensation increases and withdrawal and mortality rates. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense we have recorded or may record, and our cash funding requirements.

  Tax Valuation Allowances

        We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances if we believe that the recoverability of the net deferred tax asset is not likely. In assessing the realizability of the deferred tax assets, we consider all currently available data, our historical taxable earnings and losses by jurisdiction, current financial condition, forecast for future taxable earnings and losses by jurisdiction and other relevant factors. As discussed in Note 10, "Income Taxes," to our Consolidated Financial Statements, during 2000, a significant adjustment to our tax valuation allowances was recorded. If we are unable to generate sufficient future taxable income, or if there is a material change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our remaining net deferred tax assets resulting in an increase in our effective tax rate and a material adverse impact on our operating results. See the information set forth under the heading "Item 2. Financial Information—Tax Credits and Loss Carryforwards" for further discussion.

Recent Accounting Developments

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 141 also requires that the amount that the fair value of net assets exceeds the cost of the acquired entity, after the pro rata reduction of certain acquired assets ("negative goodwill") be recognized as a change in accounting principle upon adoption. As such, unamortized negative goodwill at December 31, 2001 aggregated $20.0 million, which was recognized as a cumulative effective change in accounting principle. With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. Amortization expense on goodwill existing at December 31, 2001 was $4.0 million in 2001. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 became effective for us upon our emergence from bankruptcy in October, 2002. The adoption of SFAS No. 143 will not have a material impact on our current financial position or results of operations.

        In October 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminate the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 became effective for us on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our 2002 financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 65, Amendment of FAS 13, and Technical Corrections as of April 2002." SFAS No. 145 provides for changes in the classification of gains or losses on the extinguishment of debt and addresses the treatment of certain sales-leaseback and lease modification transactions, among other things. SFAS No. 145 became effective for us upon our emergence from bankruptcy in October, 2002. The adoption of SFAS No. 145 will impact our classification of a gain on extinguishment of debt in the fourth quarter resulting from the Plan of Reorganization. SFAS 145 will not otherwise have a material impact on our current financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of EITF No. 94-3, which recognized a liability for an exit cost on the date an entity committed itself to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after our emergence from bankruptcy in October, 2002. The adoption of SFAS No. 146 will not impact our current financial position or results of operations. However, it will impact the timing of the establishment of restructuring reserves in the future, if we take such actions.

Tax Credits And Loss Carryforwards

        Realization of Cancellation of Indebtedness Income.    Subject to certain exceptions, a debtor generally recognizes an amount of cancellation of debt or COD income upon satisfaction of its outstanding indebtedness equal to the excess of (1) the adjusted issue price of the indebtedness satisfied over (2) the sum of the issue price of any new indebtedness issued, the amount of cash paid and the fair market value of any other consideration (including stock of the debtor) given in satisfaction of the indebtedness. As discussed below, there is a bankruptcy exception to the recognition of COD income which applies to us in connection with the Plan of Reorganization.

        A debtor is not required to include COD income in gross income if the debt discharge occurs in a Title 11 case. However, under the Internal Revenue Code of 1986, as amended (the "Tax Code") the debtor must, as of the first day of the next taxable year, reduce its tax attributes (in general, first its NOL carryovers and then tax credits and capital loss carryovers and then the tax basis of its assets) by the amount of COD income excluded from gross income by this exception. As an exception to the order of tax attribute reduction described above, a taxpayer can elect to reduce its tax basis in its depreciable assets first, then its NOL carryovers and then its tax credits and capital loss carryovers.

        Under the Plan of Reorganization, we realized in the aggregate approximately $181.3 million of COD income (excluding the $35.7 million already accounted for in 2001) attributable to satisfaction of certain of the claims for less than their adjusted issue price. Because the COD income was realized in a Title 11 case, we are not required to include the COD income in taxable income, but are required to reduce our NOL carryovers by the amount of the COD income. Our NOL carryover as of October 3, 2002, will be decreased by the amount of COD income realized as a result of the Plan of Reorganization.

  Section 382 Limitation on NOL Carryovers and Other Tax Attributes.

        As a result of the consummation of the Plan of Reorganization, we will undergo an "ownership change" within the meaning of section 382 of the Tax Code. As a consequence, after the reorganization, we will be subject to limitation on the use of any NOL carryover incurred prior to the ownership change. Under special provisions of section 382 of the Tax Code applicable to companies in bankruptcy, the limitation will be equal to the product of (1) the lesser of (x) the value of the equity of the reorganized debtors immediately after the ownership change and (y) the value of our consolidated gross assets immediately before such change (with certain adjustments) and (2) the "long-term tax-exempt rate" in effect for the month of the effective date of the Plan as published in the Internal Revenue Bulletin of the United States Treasury Department. (The long-term tax-exempt rate for August 2002 is 4.91%). We intend to elect not to apply the general NOL limitation applicable to companies in bankruptcy since application of that rule would result in less favorable treatment than that described above.

        If a corporation that undergoes an ownership change has a "net unrealized built-in loss," subject to certain limitations, any "recognized built-in loss" during the five-year period beginning with the date of the ownership change (the "recognition period") is generally treated as a pre-change loss and is subject to the section 382 limitation described above. If the corporation has a "net unrealized built-in gain," subject to certain limitations, the section 382 limitation for any taxable year within the recognition period will be increased by the "recognized built-in gain" for such taxable year. A net unrealized built-in gain or net unrealized built-in loss exists to the extent the fair market value of the corporation's assets is more or less, respectively, than the aggregate adjusted tax basis of its assets immediately before the ownership change, provided the resulting net unrealized built-in gain or net unrealized built-in loss is greater than the lesser of (1) 15% of the fair market value of the corporation's assets and (2) $10 million. Under current IRS administrative policy, the amount of the COD income recognized upon an ownership change is treated as an item of income attributable to the pre-change period under section 382(h)(6) of the Tax Code and such COD income is added to the gross fair market value of the corporation's assets in determining whether the loss corporation has a net unrealized built-in loss.

        Any unused section 382 limitation in a given year may be carried forward, thereby increasing the section 382 Limitation in the subsequent taxable year. However, if the corporation (or consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the section 382 limitation resulting from the ownership change will be zero.

        Alternative Minimum Tax.    A corporation must pay an alternative minimum tax ("AMT") equal to 20% of its alternative minimum taxable income ("AMTI"), reduced by certain credits allowable for AMT purposes, to the extent that the AMT exceeds the tax of the corporation calculated at the normal progressive income tax rates. In calculating the AMTI, a corporation's income and losses are subject to various adjustments. For example, in computing AMTI, a corporation's NOLs are adjusted for the adjustments and preferences under the AMT sections of the Tax Code and such resulting NOLs can be utilized to offset only 90% of the corporation's AMTI (100% for NOLs generated or taken as carry- forwards in taxable years ending in 2001 or 2002). However, COD income that is excluded from taxable income under the rules discussed above under "Realization of Cancellation of Indebtedness Income" similarly is excluded from AMTI. As a result of limitations on the use of our NOLs and the reduced annual amount of depreciation used in calculating AMTI, it is possible that we may be required to pay AMT even though we may not otherwise be required to pay regular federal income tax.

Quantitative and Qualitative Disclosures About Market Risk

        In the ordinary course of business, we utilize various financial instruments that inherently have some degree of market risk. The principal market risks to which we are exposed are changes in interest rates and foreign currency exchange rates. We do not enter into contracts for speculative or trading purposes. Contract periods are consistent with related underlying exposures and do not constitute positions independent of those exposures. The qualitative and quantitative information presented below summarizes our market risks associated with debt obligations and other significant financial instruments outstanding at December 31, 2001. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Note 2 to our Consolidated Financial Statements. No material changes in our market risk have occurred since December 31, 2001.

  Interest Rate Risk

        We are subject to interest rate risk on our long-term variable interest rate debt. We enter into debt obligations primarily to support general corporate purposes, including capital expenditures and working capital needs. To manage a portion of our exposure to interest rate increases on our outstanding debt, we purchase zero-cost collars.

        We purchase interest rate caps while simultaneously selling an interest rate floor (known as zero-rate collars) to manage our interest rate exposures as required by the pre-petition credit facility. We will receive cash payments from the counterparty if an indexed rate exceeds the cap and conversely will pay the counterparty if the indexed rate falls below the floor. At December 31, 2001, we held one interest rate collar that expires in 2005. Under this agreement, we are obligated to pay or receive payment on $45.5 million based on an interest rate floor of 4.83% and an interest rate cap of 6.50%. The fair value of our interest rate collar is the estimated amount that we would pay to terminate the agreement, taking into account current interest rates. At December 31, 2001, the estimated fair value of the interest rate collar was $1.3 million liability. At December 31, 2000, the indexed rate was between the floor and the cap on all contracts, and thus the estimated fair value was $0. The notional amount of these contracts was $309.7 million.

        The interest rate collar was designated as cash-flow hedges under SFAS No. 133, and as such, as long as the hedge was effective and the underlying transaction was probable, the effective portion of the changes in fair value of these contracts was recorded in accumulated other comprehensive loss until earnings are affected by the cash flows being hedged. The underlying debt being hedged was repaid on October 3, 2002, and the interest rate collar was terminated. This resulted in a payment of approximately $2.0 million, which is included in interest expense for the quarter ended September 30, 2002. No amounts were recorded during 2001 relating to hedge ineffectiveness for these instruments in our consolidated financial statements.

        The following table summarizes activity in accumulated other comprehensive loss related to our cash flow hedges without considering tax effects.

Balance as of January 1, 2001	$—
Change in fair value	(3.4)
Derivative losses transferred to earnings	2.1

Balance as of December 31, 2001	$(1.3)
Change in fair value	(.7)
Derivative losses transferred to earnings	2.0

Balance as of September 30, 2002	$0.0

  Foreign Currency Risk

        We are subject to foreign currency risk on certain short-term intercompany borrowing arrangements denominated in foreign currencies. The intercompany borrowing arrangements support the underlying working capital needs of the non-U.S. subsidiaries. The gains and losses resulting from the periodic revaluation of these borrowings are a component of other income/expense. We enter into forward foreign currency exchange contracts with highly rated counterparties to manage our exposure to foreign currency fluctuations on short-term intercompany borrowing arrangements denominated in foreign currencies. At December 31, 2001, we had no forward foreign currency exchange contracts outstanding. At December 31, 2000, we had forward foreign currency exchange contracts with an aggregated notional amount of $42.3 million, and an estimated fair value of $2.3 million, which is included in other assets.

        The forward foreign currency exchange contracts do not qualify for hedge accounting under SFAS 133. Gains and losses on forward contracts resulting from revaluations are recorded to other income and offset the gains and losses on the hedged items in current earnings.

        We do not engage in trading or other speculative use of financial instruments. Derivative losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity.

Forward-Looking Statements

        This registration statement contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include statements about our plans, objectives and business as well as our expectations and intentions. In some cases, you can identify these forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms of other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  general economic and business conditions, both nationally and in those areas in which we operate;

  •
  competition;

  •
  the effect of potential healthcare reform;

  •
  changes in our business strategy or plans;

  •
  changes in exchange rates;

  •
  the loss of any of our management or key personnel;

  •
  increases in the floating rate under the Emergence Facility;

  •
  changes in our policy regarding interest rate and currency movements; and

  •
  the availability of capital and trade credit to fund our business.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this registration statement to conform these statements to actual results. We will, upon the effectiveness of this registration statement, claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Item 3. Properties.

        Below is an overview of our manufacturing facilities including key products manufactured at such facilities:

Location	No. of Sites	Floor Area (Sq. Ft.)	Owned/Leased	Products
Sacramento, California	2	236,900	1 Owned 1 Leased	Microbiology Instruments and Reagents
Glasgow, Delaware	3	623,000	1 Owned 2 Leased	Cardiac, Routine Chemistry / Immunochemistry Instruments
Brookfield, Connecticut	1	100,000	Leased	Cardiac, Routine Chemistry / Immunochemistry Reagents
Cupertino, California	1	105,000	Leased	Drugs of Abuse Testing, Therapeutic Drug Monitoring Reagents
Marburg, Germany	3	320,000	Owned	Hemostasis, Plasma Protein, Infectious Disease Diagnostics Reagents

	10	1,384,900

        Each lease typically has an initial term of 5 years with renewal options. Generally, rent under these leases approximates current market rents. As of June 30, 2002, the average unexpired term under our leases was approximately 4 years, without taking into account the exercise of any available renewal options. The total minimum lease payment obligations were approximately $6.1 million for fiscal 2001, $4.7 million for fiscal 2002, and are estimated at $6.1 million for fiscal 2003, $6.2 million for fiscal 2004, and $6.4 million in fiscal 2005.

        We lease approximately 107,430 square feet of office space for our principal executive offices located in Deerfield, Illinois. The term of the lease is 10 years, and ends on September 30, 2012. The current annual rent is approximately $2.5 million. We are not required to, nor have we provided our landlord with, any security for our performance under the lease.

        We anticipate that our existing leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. We believe all of our facilities are suitable and adequate for our current and anticipated operations. However, we may close facilities and open additional facilities from time to time as business may require.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

        The following table contains certain information regarding the beneficial ownership of our new common stock as of October 3, 2002 (the effective date of the Plan of Reorganization) by:

  •
  each person or entity who is known by us to own beneficially more than 5% of our new common stock;

  •
  each of our named executive officers;

  •
  each member of our Board of Directors; and

  •
  all directors and executive officers as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)	Percentage Beneficially Owned
OZ Management, L.L.C.(4)	4,985,242	12.5%
Angelo, Gordon & Co., L.P.(5)	4,577,515	11.4%
Seneca Capital, L.P.(6)	2,172,851	5.4%
James W.P. Reid-Anderson	527,296	1.3%
Robert W. Brightfelt	133,880	*
Donal M. Quinn	133,880	*
Hiroshi Uchida	133,880	*
Mark Wolsey-Paige	111,296	*
N. Leigh Anderson, Ph.D.	0	*
James G. Andress	0	*
Jeffrey D. Benjamin	0	*
Alan Cooper	0	*
Bradley G. Pattelli	0	*
Richard W. Roedel	0	*
All executive officers and directors as a group (12 persons)	1,174,112	2.9%

*
      Less than 1%

(1)
Unless otherwise indicated, the business address of each person named in the table above is c/o Dade Behring Holdings, Inc., 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

(2)
As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (1) the power to vote, or direct the voting of, such security or (2) investing power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of October 3, 2002 (the effective date of the Plan of Reorganization). Except as otherwise noted, the persons and entities listed on this table have sole voting and investment power with respect to all of the shares of common stock owned by them. Calculations are based on a total of 40,000,000 shares of common stock outstanding as of October 3, 2002 (the effective date of the Plan of Reorganization).

(3)
Includes the following number of shares issuable upon exercise of options exercisable within 60 days of October 3, 2002 (the effective date of the Plan of Reorganization): (1) 395,296 shares by James W.P. Reid-Anderson; (2) 97,880 shares by each of John M. Duffey, Robert W. Brightfelt, Donal M. Quinn and Hiroshi Uchida; and (3) 75,296 shares by Mark Wolsey-Paige.

(4)
OZ Management, L.L.C. serves as principal investment manager to a discretionary account with respect to which it has voting and dispositive authority over 4,985,242 shares of new common stock. Mr. Daniel S. Och is the senior managing member of OZ Management, L.L.C. and as such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of such shares. The address for each of OZ Management, L.L.C. and Mr. Och is 9 West 57th Street, 39th Floor, New York, NY 10019.

(5)
Includes the number of shares held by Angelo, Gordon & Co., L.P., and certain private investment funds for which Angelo, Gordon & Co., L.P. acts as a general partner or investment advisor. The address for Angelo, Gordon & Co., L.P. is 245 Park Avenue, New York, NY 10167.

(6)
The address for Seneca Capital, L.P. is 575 Lexington Avenue, 7th Floor, New York, NY 10022-000.

Item 5. Directors and Executive Officers.

        The following table lists the names, ages and positions held by our directors and executive officers as of October 3, 2002 (the effective date of the Plan of Reorganization). All of the executive officers in the table were employed by us during the Chapter 11 proceedings.

Name	Age	Position
James W.P. Reid-Anderson	43	Chairman of the Board, President and Chief Executive Officer
John M. Duffey	41	Chief Financial Officer
Robert W. Brightfelt	59	President, Research and Development
Donal Quinn	47	President, Global Customer Management
Hiroshi Uchida	42	President, Global Operations
Mark Wolsey-Paige	40	Senior Vice President, Marketing and Business Development
N. Leigh Anderson	43	Director
James G. Andress	63	Director
Jeffrey D. Benjamin	41	Director
Alan S. Cooper	44	Director
Bradley G. Pattelli	35	Director
Richard W. Roedel	52	Director

        The identities and business experience of each of the persons listed above for at least the last five years is as follows:

        James W.P. Reid-Anderson was named Chairman of the Board of Directors on October 21, 2002, and has served as President and Chief Executive Officer since September 2000. Prior to this assignment, Mr. Reid-Anderson was our President and Chief Operating Officer from 1999 on, and previously had acted as Chief Administrative Officer and Chief Financial Officer from September 1997 to the end of 1998. Prior to joining us, he was Chief Operating Officer and Chief Administrative Officer of Wilson Sporting Goods. Mr. Reid-Anderson also served in various financial positions of increasing responsibility for PepsiCo Inc., Diageo PLC (formerly Grand Metropolitan PLC) and Mobil Oil Corporation in Europe, Asia and North America. Mr. Reid-Anderson also currently serves on the board of directors of Trustmark Insurance Company and the Montessori School of Lake Forest.

        John M. Duffey was appointed Chief Financial Officer in September 2001. Prior to that, he served as our Controller from May 1999 and Corporate Vice President, Financial Services, having responsibility for Shared Services, Tax and Internal Audit. Prior to joining us in 1995, Mr. Duffey was in the Chicago office of Price Waterhouse. Mr. Duffey's thirteen years at Price Waterhouse included a tour-of-duty in the firm's Washington D.C. national office.

        Robert W. Brightfelt was appointed President, Research and Development in 2001 and President, Global Products in 1999. Prior to his appointment in 1999, from 1967 to 1995, he served in a number of executive positions for the DuPont Company in a variety of areas, including Business Director for the Diagnostics Business; Worldwide Marketing Manager, IVD; IVD New Products Manager, Manager of Product Management and Strategic Planning; and Production Control and Planning.

        Donal M. Quinn was appointed President, Global Customer Management in 2002 and President, International in 1999. He joined us in 1998 as Group President, Biology. Prior to joining us, Mr. Quinn was employed by Mallinckrodt Medical in a number of executive positions since 1982, including Vice President and General Manager for Anesthesiology, Europe; Vice President and Managing Director, Europe and Hemocue; and Vice President and Managing Director, Critical Care Division.

        Hiroshi Uchida was appointed President, Global Operations in 2002 and President, Americas, in 2000. Prior to that he served as President for Asia in 1999. Mr. Uchida was Vice President and General Manager for the Asia-Pacific region since joining us in 1997. He previously was a Director with Arthur D. Little, heading the Asia Pacific health-care practice, and Vice President at Bain Consulting.

        Mark Wolsey-Paige was promoted to Senior Vice President, Marketing and Business Development, in January 2002. Previously he served as Senior Vice President, Strategy and Business Development responsible as well for the legal function and corporate research and development as of November 2000. Previously he was General Manager of our Chemistry business lines, a position he had held since November 1996. From 1991 to 1996, he served in several positions of increasing responsibility at Baxter and Dade including Director of Manufacturing, Director of Marketing and Product Line General Manager for Stratus.

        N. Leigh Anderson, Ph.D. was appointed as a director on October 3, 2002. Dr. Anderson is Founder and Chief Executive Officer of the Plasma Proteome Institute ("PPI") in Washington, D.C. Dr. Anderson also consults through Anderson Forschung Group, where he is a Principal. Prior to founding PPI, he was Chief Scientific Officer at Large Scale Biology Corporation ("LSBC"), whose proteomics division he founded in 1985 and led as Chief Executive Officer prior to its merger in 1999 with Biosource Technologies which created the current LSBC. He founded (with Dr. Norman Anderson) the Molecular Anatomy Program at the Argonne National Laboratory in Chicago where his work in the development of 2-D electrophoresis and molecular database technology earned him, among other distinctions, the American Association for Clinical Chemistry's Young Investigator Award for 1982 and the 1983 Pittsburgh Analytical Chemistry Award.

        James G. Andress was appointed as a director on October 3, 2002. From 1996 through 2000, Mr. Andress served as President and Chief Executive Officer of Warner Chilcott, PLC in Lake Forest, Illinois. Warner Chilcott is a pharmaceutical company that develops prescription drugs in the areas of women's health care, urology, dermatology and cardiology. He was appointed Chairman of Warner Chilcott, PLC in 1998.

        Jeffrey D. Benjamin was appointed as a director on October 3, 2002. Mr. Benjamin recently joined Capital Markets, Apollo Management, L.P. as a Senior Advisor in New York, New York. Prior to this, he was employed by Libra Securities, LLC from 1998 to 2002 as Co-Chief Executive Officer at U.S. Bancorp Libra and later promoted to Managing Director in 2002. From 1996 through 1998, he was employed by the Union Bank of Switzerland as the Managing Director and Co-Head of the High-Yield Bonds, UBS Securities, Inc. Mr. Benjamin also currently serves as a director of Exco Resources, Inc., Chiquita Brands International, Inc., and McLeod USA.

        Alan Cooper was appointed as a director on October 3, 2002. Mr. Cooper has been a Principal of Redwood Capital Management hedge fund located in Englewood Cliffs, New Jersey from 2000 to the present. Prior to joining Redwood Capital, he served as General Counsel to Dickstein Partners, Inc. from 1992 to 2000 and also as Vice President beginning in 1994.

        Bradley G. Pattelli was appointed as a director on October 3, 2002. Mr. Pattelli is a Director at Angelo, Gordon & Company in New York, New York, an investment firm specializing in non-traditional asset management. Mr. Pattelli has been employed at Angelo, Gordon & Company from 1998 to the present where he is the Director, Distressed Debt, Leveraged Loan and Special Situations. From 1997 through 1998, he was employed at DiSilvestri Asset Management as Analyst/Co-Portfolio Manager, Long-Short Equity Fund.

        Richard W. Roedel was appointed as a director on October 3, 2002. Mr. Roedel is the Co-Founder and Principal of Pinnacle Ventures LLC in New Canaan, Connecticut, which was started in 2000. From 1985 through 2000, he was employed by BDO Seidman, LLC as an Audit Partner, later being promoted in 1990 to Managing Partner in Chicago and then Managing Partner in New York in 1994 and finally in

1999 to Chairman and Chief Executive Officer. Mr. Roedel currently serves as a director of Take-Two Interactive Software, Inc. and Brightpoint, Inc.

        Board Composition.    Our Board of Directors consists of seven directors. Our Third Amended and Restated Certificate of Incorporation contains a prohibition against the removal of any director prior to the director's death or resignation or expiration of the director's term other than for cause. Under our Third Amended and Restated Certificate of Incorporation, vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office.

        Our Third Amended and Restated Certificate of Incorporation also divides our Board of Directors into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Each of the three classes were elected for a term expiring at, respectively, the first, second and third succeeding annual meeting of stockholders, and each successive class of directors will be elected for a term of three years. Thus, only one-third of our directors will be eligible for election at each annual meeting of stockholders. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as possible, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

        A classified Board of Directors may have the effect of deterring or delaying any attempt to obtain control of our company by a proxy contest since any person seeking control would need to elect directors at two separate annual meetings of shareholders in order to elect a majority of the members of our Board of Directors, and three meetings to change all directors. In addition, having a classified Board of Directors may, in some circumstances, deter or delay mergers, tender offers or other similar transactions which may be favored by some or a majority of our shareholders.

Item 6. Executive Compensation.

Summary Compensation Table

        The following table sets forth all compensation we paid to our Chief Executive Officer and our four most highly compensated executive officers, other than our Chief Executive Officer, whose total salary and bonus exceeded $100,000 in fiscal year 2001.

		Annual Compensation				Long-Term Compensation Awards
Name And Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation		Securities Underlying Options		All Other Compensation ($)
James W.P. Reid-Anderson President and Chief Executive Officer	2001 2000 1999	670,192 490,000 419,231	1,305,000 — 385,000	24,000 49,114 54,650 42,345	(1) (2) (2) (2)	— 250,000 100,000 240,000	(3) (4) (3)	1,350,000 2,123 3,400 9,363 3,400 14,100 3,200 8,181 3,311,485	(5) (6) (7) (8) (7) (8) (7) (8) (9)
Hiroshi Uchida President, Global Operations	2001 2000 1999	360,000 379,308 359,449	572,377 — 554,123	212,477 174,313 146,956	(10) (10) (10)	— 150,000 140,000	(3) (3)	330,000 3,400 3,498 31,653 —	(5) (7) (8) (11)
Robert W. Brightfelt President, Research and Development	2001 2000 1999	363,462 335,385 313,077	405,000 — 160,000	— — —		— 100,000 80,000	(3) (3)	330,000 1,872 3,400 4,868 99,203 3,400 6,508 71,800 3,200 5,614 2,532,879 3,138	(5) (6) (7) (8) (11) (7) (8) (11) (7) (8) (9) (11)
Donal M. Quinn President, Global Customer Management	2001 2000 1999	325,423 287,174 301,906	369,560 — 270,626	— — —		— 125,000 140,000	(3) (3)	310,963 15,819 19,107 237,548	(5) (12) (12) (9)
Mark Wolsey-Paige Senior Vice President, Marketing & Business Development	2001 2000 1999	303,462 258,615 218,117	283,500 — 96,600	— — —		— 140,000 60,000	(3) (3)	275,000 2,975 3,400 2,318 2,500 3,400 4,168 242,155 3,200 2,252 974,954	(5) (6) (7) (8) (13) (7) (8) (11) (7) (8) (9)

(1)
Reflects amounts provided by Dade Behring Holdings, Inc. for automobile allowance.

(2)
Reflects amounts provided by Dade Behring Inc. for a home leave allowance.

(3)
Stock option granted under the pre-bankruptcy management equity plan.

(4)
Restricted stock granted under pre-bankruptcy management equity plan.

(5)
Reflects amounts provided by Dade Behring Holdings, Inc. as retention bonus.

(6)
Reflects amounts provided by Dade Behring Holdings, Inc. for executive wellness program.

(7)
Reflects amounts contributed by Dade Behring Holdings, Inc. for the benefit of the named executive officers under the Savings Investment Plan.

(8)
Reflects amounts contributed by Dade Behring Holdings, Inc. for the benefit of the named executive officers under the Deferred Savings Investment Plan.

(9)
Reflects amounts received by named executives under the share repurchase program.

(10)
Reflects amounts received by the executive as an income adjustment to maintain such executive's total compensation at the same level as his Japanese income.

(11)
Reflects amounts provided by Dade Behring Inc. for household relocation.

(12)
Reflects amounts provided by Dade Behring Holdings, Inc. for rental apartment.

(13)
Reflects amounts provided by Dade Behring Holdings, Inc. as cost of living adjustment.

Option Grants During Fiscal 2001

        During fiscal 2001, we did not grant options to any of the executive officers named in the above summary compensation table.

Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth certain information regarding share option ownership and exercises by the executive officers named in the above summary compensation table, as well as the number and assumed value of exercisable and unexercisable options held by those persons as of December 31, 2001.

			Number of Securities Underlying Unexercised Options at December 31, 2001	Value of Unexercised in Money Options Options at December 31, 2001
Number of Shares Acquired on Exercise
Name		Value Realized($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
James W.P. Reid-Anderson	—	—	399,428/344,000	—/—
Donal M. Quinn	—	—	241,016/194,000	—/—
Robert Brightfelt	—	—	227,072/116,000	—/—
Hiroshi Uchida	—	—	183,804/192,800	—/—
Mark Wolsey-Paige	—	—	106,936/128,000	—/—

        As of October 3, 2002, the effective date of the Plan of Reorganization, all of the shares of common stock reserved for issuance under the pre-bankruptcy Stock Option Plan were cancelled, all of our obligations to holders of options granted thereunder were extinguished and the plan was terminated.

Employment Agreements

        On June 1, 2001, Dade Behring Inc. entered into an Amended and Restated Employment Agreement (the "Employment Agreement") with James W.P. Reid-Anderson, under the terms of which Mr. Reid-Anderson serves as our President and Chief Executive Officer. The Employment Agreement provides that so long as Mr. Reid-Anderson shall be our President and Chief Executive Officer, he shall also be appointed to serve as a director on our Board of Directors and that of Dade Behring Inc.

        The Employment Agreement provides for a base salary, an annual target bonus, an incremental retention bonus, annual paid vacation and perquisites including an automobile allowance and reimbursement of expenses incurred for family leave travel, personal financial consultation and legal consultation. The base salary is subject to the review of our Board of Directors on an annual basis and the award of the annual target bonus and the incremental retention bonus are based upon the achievement of specific bonus targets and specified objectives, respectively. Mr. Reid-Anderson is eligible under the Employment Agreement to participate in all of the benefit programs for which our senior executive employees are generally eligible. However, for purposes of determining his participation in our cash balance pension program, his benefits accrue as though he had provided two years of service for every one year of service that he actually provides.

        In the event Mr. Reid-Anderson is terminated without cause or resigns for good reason, the Employment Agreement provides that he shall receive an amount equal to twice his base salary plus twice his target bonus for the year in which his employment ended. In such event, Mr. Reid-Anderson shall also continue to receive the perquisites described above and participate in our health program for 24 months after the date of his termination. In the event that his employment is terminated due to his death or disability, the terms of the Employment Agreement provide that he shall receive a bonus equal to the bonus he would have received had he remained employed for the entire year, pro rated for the number of days that he was employed during that year.

Executive Severance Agreements

        We have entered into executive severance agreements with each of the executive officers named in the above summary compensation table. In the event that the executive is involuntarily terminated (as defined in the executive severance agreement), the executive is entitled to receive (1) his base salary for a period of 12 months from the date of termination, and (2) a bonus equal to the bonus such executive would have received had he remained employed for the entire bonus period (the amount to be determined by the Board of Directors in good faith), pro rated based on the number of days that have elapsed during the year through the date of termination.

        The executive severance agreements also contain standard non-compete and non-solicit clauses which prevent the executive for the period of his employment and for one year thereafter from (1) engaging in any manner in any business in competition with our business within a specified geographical scope, (2) inducing or attempting to induce any employee to leave his or her employment with us or in anyway interfering with our relationship with any employee, (3) hiring any of our former employees, and (4) inducing or attempting to induce any of our customers, suppliers or other business relations to cease doing business us or otherwise interfering with such relationships.

        As a condition to receiving the payments described above, the executive must execute and deliver to us a general release (in form and substance satisfactory to us) and shall not have breached the terms of the executive severance agreement, including the non-compete and non-solicit clauses described above.

Accelerated Cash Retention Agreements

        In late 2000 as we began pursuing a debt restructuring, we entered into accelerated cash retention agreements with each of the executive officers named in the above summary compensation table. The accelerated cash retention agreements provide for such executives to receive bonus payments equal to 275% of their respective base salaries to be paid in three installments. The first installment was paid to such executives on December 31, 2001 and is reflected in the above summary compensation table. The second and third installments will be made in April 2003. The executives forfeit payment of the retention bonus in the event they are no longer employed with us on the payment date.

Equity Incentive Plans

        As of the effective date of the Plan of Reorganization, 16% of our fully diluted common equity (consisting of 7,458,824 common shares plus an additional 70,588 common shares) was set aside for officers and other employees for the issuance of options and stock awards. This 16% will be fully diluted after giving effect to the issuance of the options and stock awards. Of this 16%, one percent (1%) will be awarded as stock awards and the remaining 15% will be awarded as option awards.

        Management Stock Option Plan and Chief Executive Officer Equity Plan.    Of the 15% of the fully diluted new common stock reserved and authorized for stock option awards, 11% was granted on the effective date of the Plan of Reorganization to the Chief Executive Officer, the executive team and key employees. The options granted to the Chief Executive Officer were granted under the Dade Behring Holdings, Inc. 2002 Chief Executive Officer Equity Plan. The options granted to the executive team and key employees were granted under the Dade Behring Holdings, Inc. 2002 Management Stock Option Plan. The terms of both plans are substantially the same and are set forth below. Forty percent of such stock options will vest within 90 days following the effective date of the Plan of Reorganization, with an additional 20% vesting and exercisable at the end of each of the first, second and third anniversaries of the effective date. The strike price for the options granted on the effective date of the Plan of Reorganization was the reorganization value of the new common stock ($14.72). The remaining 4% of the 15% of the fully diluted new common stock to be granted as stock options will be granted one year after the effective date of the Plan of Reorganization, of which 3% will be granted to the Chief Executive Officer, the executive team and key employees. Forty percent of these awards will be vested and exercisable on the grant date, with an additional 20% vesting and becoming exercisable at the end of each of the first, second and third anniversaries of the grant date. The strike price for the remaining 4% of the new common stock reserved and authorized for stock option awards will be the lower of 90% of the market value of the new common stock at the grant date or 125% of the reorganization value of new common stock. The remaining 1% will be reserved for new hires and promotions. All option awards to be issued to participants below the Chief Executive Officer shall be determined by the Chief Executive Officer in his sole discretion. Accelerated vesting shall occur upon a change of control (as defined in the Management Stock Option Plan or Chief Executive Officer Equity Plan, as applicable) or termination without cause.

        Management Stock Award Plan.    Up to 470,588 shares of new common stock will be reserved for issuance as stock awards to the Chief Executive Officer and the executive team (which shall be comprised of 11 individuals designated by the Chief Executive Officer). Upon voluntary termination of employment or termination for cause by or of a participant, any portion of the shares reserved but not issued to such participant shall no longer be reserved or subject to award pursuant to this Management Incentive Plan. Thirty-three percent of all stock awards will be reserved for issuance to the Chief Executive Officer. All stock awards to be issued to participants below the level of Chief Executive Officer will be determined by the Chief Executive Officer in his sole discretion. Stock awards will fully vest upon grant without any restrictions. On the effective date of the Plan of Reorganization, 400,000 of the 470,588 shares reserved for stock awards were issued to the Chief Executive Officer and the executive team and 70,588 of the 470,588 shares reserved for stock awards were reserved as authorized but unissued and were awarded and issued upon the satisfaction of certain conditions.

        A special one time bonus pool of $20 million will be payable upon a change in control of Dade Behring Holdings, Inc. within five (5) years of the effective date of the Plan of Reorganization. Such bonus pool shall be payable in cash upon such change of control to the Chief Executive Officer, executive team and key employees on a ratable basis based on each executive/employee's share of stock options awarded as part of the Management Incentive Plan consistent with the terms thereof. The $20 million pool will be reduced (but not below zero) by the aggregate amount of any realized gain in the Chief Executive Officer's, executive team's and key employees' stock options awarded as part of the Management Incentive Plan consistent with the terms thereof upon a change of control.

        Director Stock Option Plan.    As of October 24, 2002, options for 25,000 shares of our new common stock were granted to each director who is not an employee. The option exercise price is $14.72. The options vest and become exercisable in three equal installments on the first, second and third anniversaries of October 3, 2002. Vested and exercisable options expire on the earlier of (1) October 24, 2012, (2) the six month anniversary of a director's termination date, if such termination was the result of death or disability, or (3) the 90th day following a director's termination date, if such termination was the result of anything other than death or disability.

Other Benefit Plans

        Management Incentive Compensation Plan.    Participation in the Management Incentive Compensation Plan is based upon individual salary grade level. Bonuses are based upon the extent to which our financial performance during the year has met or exceeded certain goals specified by the Compensation Committee. Bonuses to the Chief Executive Officer and other executive officers are determined by the Compensation Committee. A participant must be employed as of the distribution date in order to receive a bonus for such year. In the case of death, disability or retirement after age 55, during the plan year the participant would receive a pro rata bonus.

        Deferred Savings Investment Plan.    A Deferred Savings Investment Plan is maintained for the benefit of the Chief Executive Officer, the executive team and key employees. Benefits accrued are substantially equal to the amounts that could have been contributed to each participant's account under the Savings Investment Plan (which is a tax-qualified defined contribution plan) if, in the absence of Internal Revenue Code limitations, the participant's entire contribution had been made to the Savings Investment Plan. Vesting of benefits is determined by reference to each participant's vested percentage under the Savings Investment Plan. Participant's account balances are credited with earnings based upon the performance of the investment funds selected by the participant under the Savings Investment Plan. Benefits under the Deferred Savings Investment Plan are payable upon death, disability, retirement or separation from service and are payable from our general assets.

        Pension Benefit Plan.    Dade Behring Inc. maintains a defined benefit pension plan (the "Pension Plan") for the benefit of its United States employees. Under the cash balance formula design, Dade Behring Inc. posts quarterly cash balance credits to each participant's individual account. The credits range from 4% to 10% of pay for the calendar quarter, depending on a participant's combined age and years of service as of December 31 of the previous year. The following table sets forth the annual cash balance credits based on pay, age and service:

Points for Age plus Service as of December 31 of the Previous Plan Year	Dade Behring Inc.'s Quarterly Cash Balance Credits as a Percent of Pay
Less than 35	4%
35 to 44	5%
45 to 54	6%
55 to 64	7%
65 to 74	8%
75 to 84	9%
85 and more	10%

        The credits are posted to a participant's account at the end of each calendar quarter, based on the participant's pay for that quarter. Interest credits are also posted to a participant's account as of the end of each calendar quarter based on (1) the participant's balance for the previous quarter and (2) one-fourth of the prevailing annual rate of return for 10-year United States Treasury bills as of the end of the previous quarter. Regardless of the prevailing annual rate, the Pension Plan will credit a participant's account with a minimum annual rate of 5% and a maximum annual rate of 10% in interest. The named executive officers that are covered under the Pension Plan had the following annual benefit accrued as of October 1, 2002 and payable at age 65 as follows: Mr. Reid-Anderson, $15,635; Mr. Brightfelt, $11,876; Mr. Uchida, $7,179; and Mr. Wolsey-Paige, $24,603.

        Dade Behring Holding GmbH maintains a defined contribution plan (the "German Pension Plan") for the benefit of its German employees. Employees contribute between 1.5% and 2.5% of pensionable income depending upon their Social Security Contribution Ceiling, with an equal amount contributed by Dade Behring Holding GmbH. An additional notional contribution of between 11.5% and 15.0% of pensionable income is contributed by Dade Behring Holding GmbH above the Social Security Contribution Ceiling. Mr. Quinn is covered under the German Pension Plan. Assuming a conversion rate of .971 from Euros to United States dollars, Mr. Quinn currently has an annual benefit accrued payable at age 65 of $103,027.

        Supplemental Pension Plan.    A Supplemental Pension Plan is maintained for the benefit of the Chief Executive Officer, the executive team and key employees. Benefits accrued are substantially equal to the amounts that could have been contributed to each participant's account under the Pension Benefit Plan (which is a tax-qualified defined benefit plan) in the absence of Internal Revenue Code contribution limitations. Vesting of benefits is determined by reference to each participant's vested percentage under the Pension Benefit Plan. Participant's account balances are credited with earnings based upon the benefit accrual rate for the Pension Benefit Plan. Benefits under the Supplemental Pension Plan are payable upon death, disability, retirement or separation from service and are payable from our general assets. The named executive officers that are covered under the Supplemental Pension Plan had the following annual benefit accrued as of October 1, 2002 and payable at age 65 as follows: Mr. Reid-Anderson, $133,034; Mr. Brightfelt, $29,072; Mr. Uchida, $12,396; and Mr. Wolsey-Paige, $17,178.

Director Compensation

        Officers who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or of any committee of the Board of Directors. Non-management directors receive a $40,000 annual cash retainer. Mr. Roedel receives a $15,000 annual retainer for his services as Audit Committee Chair. Mr. Andress and Mr. Cooper each receive a $5,000 annual retainer for their respective services as Compensation Committee Chair and Governance Committee Chair. Pursuant to the Dade Behring Holdings, Inc. 2002 Director Stock Option Plan, on October 24, 2002, each non-management director was granted non-qualified options to purchase 25,000 shares of our new common stock. The exercise price for such stock options is the reorganization value of the new common stock ($14.72).

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation Committee of our Board of Directors are James G. Andress (Chairman), Jeffrey D. Benjamin and Alan S. Cooper.

        During fiscal 2001, no executive officer of our company:

  •
  served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee;

  •
  served as a director of another entity, one of whose executive officers served on our Compensation Committee; or

  •
  served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a director of our company.

Item 7. Certain Relationships and Related Transactions.

Management Services Agreements

        We entered into Management Services Agreements with each of Bain Capital, Inc. and Goldman, Sachs & Co. on December 20, 1994. Pursuant to these agreements, we were to have paid Bain Capital, Inc. and Goldman, Sachs & Co., subject to compliance with the terms of the indenture governing the senior subordinated notes, an aggregate annual fee of up to $3.0 million plus their respective out-of-pocket expenses in return for management consulting in the areas of corporate finance; corporate strategy; investment analysis; market research and business development; advisory services and support; negotiation; analysis of financial alternatives, acquisitions and dispositions; and other services. In connection with the bankruptcy proceedings, as provided in the Plan of Reorganization, each of Bain Capital and Goldman, Sachs & Co. agreed to waive (and the Plan of Reorganization provided for such waiver) all amounts due and owing under its respective Management Services Agreement. Each of the Management Services Agreements were terminated upon the effective date of the Plan of Reorganization.

Item 8. Legal Proceedings.

        On August 1, 2002, Dade Behring Holdings, Inc. and its wholly-owned direct and indirect domestic subsidiaries: Dade Behring Inc., Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical Inc. filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois. On September 18, 2002, the Bankruptcy Court confirmed the Joint Chapter 11 Plan of Reorganization dated August 1, 2002. The Plan of Reorganization became effective on October 3, 2002. See "Item 1. Business—Bankruptcy Proceedings."

        Other than our bankruptcy case, and ordinary and routine litigation incidental to our business operations, we are not involved in any material pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

        Old Common Stock.    As of October 3, 2002 (the effective date of the Plan of Reorganization), all of the shares of common stock and preferred stock outstanding prior to the effective date were cancelled pursuant to the Plan of Reorganization.

        New Common Stock.    Pursuant to the Plan of Reorganization, on October 3, 2002 (the effective date) we were authorized and required to issue an aggregate of 39,529,449 shares of new common stock to the creditors of our company. As of such date, we were also authorized to issue up to 470,588 shares as stock awards pursuant to the Management Incentive Plan. On October 3, 2002 (the effective date of the Plan of Reorganization), 400,000 shares were issued as stock awards pursuant to the Management Incentive Plan and 70,588 shares were reserved.

        There is no current public trading market for our new common stock. We intend in the future to apply to have our new common stock listed on the Nasdaq National Market. There can be no assurance that our application to list our new common stock on the Nasdaq National Market will be accepted. If it is not, we expect our new common stock to be quoted on the OTC Bulletin Board. Whether our new common stock is listed on the Nasdaq National Market or quoted on the OTC Bulletin Board, there can be no assurance that an active and liquid trading market will develop.

Shares Eligible for Future Sale

        We relied, based on the confirmation order we received from the Bankruptcy Court, on Section 1145(a)(1) of the Bankruptcy Code to exempt both the offer of the new post-bankruptcy common stock and new senior subordinated notes, which may have been deemed to have occurred through the solicitation of acceptances of the Plan of Reorganization and the issuance of the new common stock and new senior subordinated notes pursuant to the Plan of Reorganization, from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

        Section 1145(a)(1) exempts the offer or sale of securities pursuant to a plan of reorganization from the registration requirements of the Securities Act and from registration under state securities laws if the following conditions are satisfied: (1) the securities are issued by a company (a "debtor" under the Bankruptcy Code) (or its affiliates or successors) under a plan of reorganization; (2) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against the debtor; and (3) the securities are issued in exchange for the recipients' claim against or interest in the debtor, or principally in such exchange and partly for cash or property. In general, offers and sales of securities made in reliance on the exemption afforded under section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, other than underwriters, are free to resell such securities without registration under the Securities Act. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of new common stock and new senior subordinated notes issued under the Plan of Reorganization were advised to consult with their own legal counsel as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability. It was a condition to consummation of the Plan of Reorganization that the Section 1145 exemption apply to the new common stock and the new senior subordinated notes.

        The exemption from the registration requirements of the Securities Act for resales provided by section 1145(a) was not available to a recipient of new post-bankruptcy common stock or new senior subordinated notes if such individual or entity was deemed to be an "underwriter" with respect to such securities, as that term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines the term "underwriter" as one who (1) purchases a claim with a view toward distribution of any security to be received in exchange for the claim, (2) offers to sell securities issued under a plan for the holders of such securities, (3) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view toward distribution, or (4) is a control person of the issuer of the securities.

        Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to Rule 144 under the Securities Act (subject, however, to any resale limitations contained therein) which, in effect, permits the resale of securities (including those securities received by statutory underwriters pursuant to a Chapter 11 plan), subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions. Recipients of new post-bankruptcy common stock and new senior subordinated notes under the Plan of Reorganization who believed they may have been statutory underwriters as defined by Section 1145 of the Bankruptcy Code were advised to consult with their own counsel as to the availability of the exemption provided by Rule 144.

        New post-bankruptcy common stock and new senior subordinated notes issued under the Plan of Reorganization to persons who were deemed to be underwriters under Section 1145(b) of the Bankruptcy Code, are considered restricted securities and therefore may not be resold unless an exemption under the Securities Act is available or a registration statement is filed and declared effective.

        Some holders of our new post-bankruptcy common stock have rights to have their shares registered for resale under the Securities Act. See "Item 11. Description of Registrant's Securities to be Registered—Registration Rights."

        As soon as practicable after the effectiveness of this registration statement, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of new common stock issued and reserved for future issuance under the Management Stock Option Plan, Chief Executive Officer Equity Plan, Management Stock Award Plan and the Director Stock Option Plan. Based on the number of shares reserved for issuance as of October 3, 2002 (the effective date of the Plan of Reorganization), this registration statement would cover approximately 7,679,412 shares. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under our Management Stock Option Plan, Chief Executive Officer Equity Plan, Management Stock Award Plan and the Director Stock Option Plan will be eligible for resale in the public market from time to time, subject to vesting restrictions.

Holders

        As of October 3, 2002 (the effective date of the Plan of Reorganization), there were approximately 100 record holders of our new common stock.

Dividends

        The Emergence Facility and the new senior subordinated notes contain covenants that prohibit the payment of cash dividends. We intend to retain any future earnings to repay indebtedness or finance the growth and development of our business. Any determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on, among other things, our operating results, financial condition, capital requirements, contractual provisions which restrict or prohibit the declaration of dividends and such other factors as our Board of Directors may deem relevant.

Item 10. Recent Sales of Unregistered Securities.

Emergence from Bankruptcy

        As of October 3, 2002 (the effective date of the Plan of Reorganization), there were approximately 100 holders of record. Based upon the exemption provided by Section 1145 of the Bankruptcy Code, which we relied on pursuant to a court order from the Bankruptcy Court, we believe that none of these securities were required to be registered under the Securities Act or under any state or local law requiring registration for offer or sale of a security or registration of licensing of an issuer of, underwriter of, or broker or dealer in, such securities, in connection with their issuance and distribution pursuant to the Plan of Reorganization. See "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

        In connection with the Plan of Reorganization, we issued new senior subordinated notes in the principal amount of approximately $315.3 million. The term of the new senior subordinated notes is eight years from the date of issuance, and the coupon rate is 11.91%. See "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Capital Resources—Senior Subordinated Notes." We believe that the issuance of the senior subordinated notes was exempt from the registration requirements of the Securities Act, and state securities and "blue sky" laws pursuant to Section 4(2) of the Securities Act, as a private offering to a limited number of sophisticated persons, and pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code, which we relied on pursuant to a court order from the Bankruptcy Court.

Item 11. Description of Registrant's Securities to be Registered.

General Background

        As of October 3, 2002 (the effective date of the Plan of Reorganization), our authorized capital stock consists of 50 million shares of new post-bankruptcy common stock, par value $0.01 per share, and 50,000 shares of preferred stock, par value $.01 per share. As of such date, there was approximately 40 million shares of new common stock outstanding and no shares of preferred stock outstanding. If all of the shares and options which will be reserved for issuance under the Management Incentive Plan are issued and exercised, we will have an additional 7,058,824 shares of common stock outstanding. Our Third Amended and Restated Certificate of Incorporation prohibits us from issuing non-voting equity securities but does not contain any redemption or sinking fund provisions. If you would like more information about the 40 million shares of common stock outstanding, see "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

Common Stock

        All of our outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our Board of Directors from funds, property or stock legally available therefor, and will be entitled after payment of all prior claims, to receive all of our assets upon the liquidation, dissolution or winding up of our company. Generally, holders of common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

        Except as required by law, the holders of common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights. Our common stock is not currently traded on any securities exchange. We intend to apply in the future to have our common stock listed on the Nasdaq National Market. However, there is no guarantee that we will be successful in this effort, or, even if we are, that an active and liquid trading market will develop.

Registration Rights for New Common Stock

        Pursuant to the Plan of Reorganization, we entered into a new common stock registration rights agreement with all initial holders of our new common stock. The following summary of our new common stock registration rights agreement describes some of the more important provisions therein. The complete new common stock registration rights agreement, which contains precise legal terms and conditions and other information summarized here, is filed with this Registration Statement as an exhibit.

        Shelf Registration.    At any time after the earlier of (1) the initial public offering of our (or any successor's) equity securities (excluding the offering of new common stock pursuant to the Plan of Reorganization) or (2) the first anniversary of the effective date of the Plan of Reorganization, the holders (excluding Management Holders, as defined in the new common stock registration rights agreement) of 10% or more of the outstanding shares of registrable new common stock (excluding shares held by the Management Holders) shall be entitled to require us to use our best efforts to file and have declared effective a shelf registration statement covering the resale of the registrable new common stock of such holders. Subject to customary blackouts referred to below, we shall use our reasonable best efforts to maintain the effectiveness of any such shelf registration statement continuously for two years or such shorter period of time which shall terminate the day after the date on which all of the registrable new common stock covered by a shelf registration statement has been sold pursuant to the shelf registration statement or the first date on which there shall cease to be any registrable new common stock.

        Other Demand Registrations.    Subject to any "breathing period" referred to below and the termination of registration rights described below, at any time after the expiration or cessation of the effectiveness of the shelf registration statement, any holder or group of holders (excluding Management Holders) collectively holding 10% or more of the outstanding shares of registrable new common stock shall be entitled to demand up to two registrations of their registrable new common stock on Form S-3 (or, if Form S-3 is not then available to us, Form S-1, or any successor forms). All holders of new common stock (including Management Holders) shall be entitled to participate in any such demand registration on a pro rata basis and the holders making the demand shall have a priority over any shares sought to be sold by us in any such registration. There shall be at least a 180 day "breathing period" between any of the shelf and/or other demand registrations referred to above.

        Piggyback Rights.    Holders of registrable new common stock shall be entitled to piggyback onto any registration under the Securities Act (unless a shelf registration statement covering all outstanding shares of registrable new common stock is then effective) by us of the new common stock or other securities (including the new senior subordinated notes) on any forms other than Form S-4 or S-8 (or any successor or similar form(s)) for our own account or for the account of any other holders. We shall have priority in any registration we have initiated for our own account and the holders of new common stock collectively shall have priority in any registration initiated for the account of any holder. Any cutback required with respect to the holders shall be done on a pro rata basis.

        Selection of Underwriters.    In the event an offering of shares of new common stock is to be underwritten, with respect to (1) any shelf or other demand registration, we and the holders of a majority of the shares being offered shall mutually agree on the underwriters, and (2) any registration initiated by us for our own account, we shall select a nationally recognized firm of underwriters in our sole discretion.

        Blackouts.    We shall have a customary right to suspend, at any time (but not to exceed one time in any twelve-month period), the registration process, and/or suspend a holders' ability to use a prospectus if certain significant corporate events are contemplated.

        Expenses.    We shall pay all customary costs and expenses associated with each registration, including for each registration statement prepared, the reasonable fees and expenses of one firm of attorneys selected by the holders (excluding Management Holders) of a majority of the shares of new common stock covered by such registration (excluding shares held by Management Holders). Holders of new common stock will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any shares sold by them.

        Termination of Registration Rights.    Our obligation to register new common stock for sale under the Securities Act shall terminate on the earlier of (1) the first date on which no shares of registrable new common stock are outstanding or (2) the first date on which less than ten percent (10%) of the aggregate number of shares of new common stock issued pursuant to the Plan of Reorganization are held by the initial holders or their affiliates.

Registration Rights for New Senior Subordinated Notes

        Pursuant to the Plan of Reorganization, we also entered into the new senior subordinated notes registration rights agreement with all initial holders of new senior subordinated notes. The material terms and conditions of the new senior subordinated notes registration rights agreement are substantially similar to the material terms and conditions of the new common stock registration rights agreement described above. The new senior subordinated notes registration rights agreement, which contains precise legal terms and conditions and other information summarized here, is filed with this Registration Statement as an exhibit.

Rights Agreement

        As of October 3, 2002 (the effective date of the Plan of Reorganization), Dade Behring Holdings, Inc. entered into the Rights Agreement with a "Rights Agent." Under the Rights Agreement, Dade Behring Holdings, Inc. effected a distribution of one share purchase right ("Right") for each share of new common stock as of the effective date of the Plan of Reorganization. Each Right provides the holder with the right to purchase one one-thousandth (subject to adjustment as provided in the Rights Agreement) of a share of Series A Junior Participating Preferred Stock of Dade Behring Holdings, Inc., par value $0.01 per share, for $80.0. As provided in the Rights Agreement, the Board of Directors of Dade Behring Holdings, Inc. authorized and directed the issuance of one Right (subject to adjustment as provided in the Rights Agreement) with respect to each share of new post-bankruptcy common stock outstanding between the effective date of the Plan of Reorganization and the earlier of the Distribution Date (defined below) and the expiration date of the Rights Agreement.

        Under the Rights Agreement, the Rights are evidenced by the new post-bankruptcy common stock share certificates or by a current ownership statement with respect to uncertificated shares of new post-bankruptcy common stock until the earlier of the following (the "Distribution Date"): (1) the close of business on the tenth day after the first date of public announcement that any person (an "Acquiring Person," which shall not include Dade Behring Holdings, Inc., any subsidiary or any employee benefit plan of Dade Behring Holdings, Inc. or a subsidiary or any entity or trustee for or pursuant to the terms of any such employee benefit plan, or a person that acquired beneficial ownership of at least 15% of the outstanding shares of new post-bankruptcy common stock (a) inadvertently, which shall be determined by the Board of Directors of Dade Behring Holdings, Inc. in its good faith, (b) solely as a result of distributions made pursuant to the Plan of Reorganization, or (c) solely as a result of an acquisition by Dade Behring Holdings, Inc. of shares of new post-bankruptcy common stock which, by reducing the number of shares of new post-bankruptcy common stock outstanding, increases the proportionate number of shares beneficially owned by such person to 15% or more of shares of the new post-bankruptcy common stock outstanding), together with its affiliates and associates, has acquired beneficial ownership of 15% or more of the outstanding shares of new post-bankruptcy common stock, or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person; or (2) the close of business on the tenth business day (or such later date as may be determined by the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or of the first public announcement of the intention of such person to commence, a tender offer or exchange offer by any person (other than Dade Behring Holdings, Inc., or any subsidiary or any employee benefit plan of Dade Behring Holdings, Inc. or a subsidiary or trustee thereof), the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding shares of new post-bankruptcy common stock.

        As soon as practicable after the Distribution Date, each record holder of new post-bankruptcy common stock as of the close of business on the Distribution Date shall be sent a Right Certificate evidencing one Right for each share of new post-bankruptcy common stock so held. The Rights shall become exercisable on the Distribution Date and shall expire on the earlier of: (1) the close of business on the specified anniversary of the Rights Agreement (as specified in the Rights Agreement); (2) the redemption date (as described below); or (3) the exchange date (as described below).

        Under the Rights Agreement, in the event that any person becomes an Acquiring Person as described in the Rights Agreement, then, proper provision will be made so that each holder of a Right (other than the Acquiring Person), shall have the right to receive, upon exercise thereof at the adjusted purchase price, in accordance with the terms of the Rights Agreement and in lieu of shares of preferred stock, such number of shares of new post-bankruptcy common stock (or at the option of Dade Behring Holdings, Inc., such number of one one-thousandths of a share of preferred stock) as shall equal the result obtained by (1) multiplying the then-current purchase price by the number of one one-thousandths of a share of preferred stock for which a Right is then exercisable and dividing that product by (2) 50% of the then-current per share market price of Dade Behring Holdings Inc.'s new post-bankruptcy common stock (determined pursuant to the terms of the Rights Agreement) on the date of the occurrence of such event.

        Under the Rights Agreement, in the event that, at any time after a person has become an Acquiring Person, (1) Dade Behring Holdings, Inc. merges with or into any person; (2) any person shall consolidate with Dade Behring Holdings, Inc. or merges with or into Dade Behring Holdings, Inc. and Dade Behring Holdings, Inc. is the surviving corporation, but all or part of the new common stock is changed or exchanged for stock or other securities of any other person or cash or any other property; or (3) 50% or more of Dade Behring Holdings, Inc.'s and its subsidiaries' (taken as a whole) assets or earning power are sold, in each case as described in the Rights Agreement, then, in each such case, proper provisions will be made so that each holder of a Right, other than Rights that have become void, will thereafter have the right to receive, upon the exercise thereof at a price equal to the then-current purchase price multiplied by the number of one one-thousandths of a share of preferred stock for which a Right was exercisable (whether or not such Right was then exercisable) immediately prior to the time that any person first became an Acquiring Person, in accordance with the terms of the Rights Agreement and in lieu of preferred stock, such number of shares of common stock of the Principal Party (as defined in the Rights Agreement) as shall be equal to the result obtained by (1) multiplying the then-current purchase price by the number of one one-thousandths of a share of preferred stock for which a Right was exercisable immediately prior to the time that any person first became an Acquiring Person and (2) dividing that product by 50% of the then-current per share market price of the common stock of the Principal Party (determined pursuant to the terms of the Rights Agreement) on the date of consummation of such consolidation, merger, sale or transfer.

        The Board of Directors of Dade Behring Holdings, Inc. may, at any time prior to such time as any person first becomes an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, at any time after any person first becomes an Acquiring Person, the Board of Directors of Dade Behring Holdings, Inc. may, at its option, exchange the Rights (other than any Rights that have become void), in whole or in part, for shares of new common stock at an exchange ratio of one share of new common stock per Right (subject to adjustment); provided that the Board of Directors shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the beneficial owner of shares of new post-bankruptcy common stock aggregating 50% or more of shares of the new post-bankruptcy common stock then outstanding.

        So long as the Rights are redeemable, the Rights Agreement may be amended by Dade Behring Holdings, Inc. without the approval of any holders of Rights. At any time when the Rights are no longer redeemable, Dade Behring Holdings, Inc. may amend the Rights Agreement without the approval of any holders of the Rights in order to (1) cure any ambiguity, (2) correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions in the Rights Agreement, (3) shorten or lengthen any time period under the Rights Agreement, or (4) change or supplement the provisions in the Rights Agreement in any manner which Dade Behring Holdings, Inc. may deem necessary or desirable; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Right Certificates (as such term is defined in the Rights Agreement) as such (other than an Acquiring Person), and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than in accordance with this sentence. No supplement or amendment shall be made which decreases the Redemption Price.

        The Rights Agreement, which contains precise legal terms and conditions and other information summarized here, is filed with this Registration Statement as an exhibit.

Item 12. Indemnification of Directors and Officers.

        The Delaware General Corporate Law (the "DGCL") permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interest of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful. Each indemnification must be authorized by a majority of the disinterested directors or by the stockholders. Unless a court determines that a person is fairly and reasonably entitled to indemnification, however, a person may not be indemnified with respect to any claim resulting in the person being adjudged liable to the corporation.

        The DGCL requires a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merits or otherwise, in defense of any proceeding brought against such person by virtue of the fact that such person is or was an officer or director of the corporation. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors and officers contingent upon the person's commitment to repay advances for expenses against which such person is not ultimately entitled to be indemnified.

        The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of a corporation's by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. Furthermore, the DGCL provides that a corporation may maintain insurance, at its expense, to protect its directors and officers against any expense, liability or loss, regardless of whether the corporation has the power to indemnify such persons under the DGCL.

        Our Third Amended and Restated Certificate of Incorporation, which became effective on October 3, 2002 (the effective date of the Plan of Reorganization), provides that, to the extent permitted by the DGCL, we will indemnify our current and former directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. The Third Amended and Restated Certificate of Incorporation also provides that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

        Furthermore, the Third Amended and Restated Certificate of Incorporation provides that we may purchase and maintain insurance on behalf of our directors and officers against any liability, expense or loss, whether or not we would otherwise have the power to indemnify such person under our Third Amended and Restated Certificate of Incorporation or the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

        Our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 and our unaudited financial statements for the nine months ended September 30, 2002, are set forth at the end of this registration statement and begin on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

        There have been no changes in or disagreements with our independent public accountants during the last five fiscal years.

Item 15. Financial Statements and Exhibits.

  (a)
  Index of Financial Statements

        The following financial statements of our company are included at the indicated page in this registration statement:

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT TITLE
2.1	Disclosure Statement for Dade Behring Entities' Joint Chapter 11 Plan of Reorganization dated June 27, 2002 (including the Plan of Reorganization which is attached as Exhibit A thereto) (incorporated by reference to the Form T-3 filed by Dade Behring Inc. (File No. 022-28621)).*
3.1	Third Amended and Restated Certificate of Incorporation.*
3.2	Third Amended and Restated Bylaws.*
4.1	Form of certificate of common stock.*
4.2	Indenture dated October 3, 2002 among Dade Behring Inc., the Guarantors (as defined therein) and BNY Midwest Trust Company, as Trustee.*
4.3	Form of Subordinated Note.*
4.4	Rights Agreement dated October 3, 2002 by and between Dade Behring Holdings, Inc. and Mellon Investor Services LLC, as Rights Agent.*
10.1
Credit Agreement dated October 3, 2002 among Dade Behring Holdings, Inc., Dade Behring Inc., Various Lending Institutions, Deutsche Bank Securities Inc. (as Lead Arranger and Lead Book Runner), Deutsche Bank AG, New York Branch (as Administrative Agent), and General Electric Capital Corporation and The Royal Bank of Scotland PLC (as Syndication Agents).*
10.2	Registration Rights Agreement dated October 3, 2002 by and among Dade Behring Holdings, Inc. and the Holders named therein.*
10.3	Registration Rights Agreement dated October 3, 2002 by and among Dade Behring Inc., the Guarantors named therein, and the Holders of Senior Subordinated Notes named therein.*
10.4	Dade Behring Holdings, Inc. 2002 Management Incentive Compensation Plan.*
10.5	Management Employment Agreement between James Reid-Anderson and Dade Behring Inc. dated June 1, 2001.*
10.6	Dade Behring Holdings, Inc. 2002 Management Stock Option Plan.*
10.7	Dade Behring Holdings, Inc. 2002 Management Stock Award Plan.*
10.8	Dade Behring Holdings, Inc. 2002 Director Stock Option Plan.*
10.9	Dade Behring Holdings, Inc. 2002 Chief Executive Officer Equity Plan.*
10.10	Dade Behring Inc. Deferred Compensation Plan (Deferred Savings Investment Plan).*
10.11	Form of Accelerated Cash Retention Agreement between Dade Behring Holdings, Inc. and various Executive Officers.*
10.12	Form of Executive Severance Agreement between Dade Behring Holdings, Inc. and various Executive Officers.*
10.13	Supplemental Pension Arrangement between Dade Behring Holdings, GmbH and Donal M. Quinn.*
10.14	Dade International Inc. Supplemental Pension Plan.*
21.1	Subsidiaries of Dade Behring Holdings, Inc.*

*
Filed previously

Report of Independent Accountants

To the Board of Directors and Shareholders
of Dade Behring Holdings, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of cash flows, and of changes in shareholders' equity (deficit) present fairly, in all material respects, the financial position of Dade Behring Holdings, Inc. (the "Company") and its subsidiaries at December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the financial statements, the Company changed its revenue recognition policy in 2000.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency and has violated certain covenants in its lending agreements. On August 1, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 8, 2002, except for Note 9, as to
which the date is September 18, 2002

Dade Behring Holdings, Inc.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(Dollars in millions, except share-related data)
Assets
Current assets:
Cash and cash equivalents	$86.8	$140.6
Restricted cash	4.4	7.9
Accounts receivable, net	262.0	240.6
Inventories	201.1	262.6
Prepaid expenses and other current assets	14.3	20.1
Deferred income taxes	1.9	2.2

Total current assets	570.5	674.0
Property, plant and equipment, net	327.5	360.5
Debt issuance costs, net	29.6	36.5
Goodwill, net	110.0	120.2
Deferred income taxes	18.1	21.5
Other assets	93.0	107.8

Total assets	$1,148.7	$1,320.5

Liabilities, Redeemable Preferred Stock, and Shareholders' Equity (Deficit)
Current liabilities:
Short-term debt	$59.1	$21.8
Bank debt and lease obligations	1,126.8	1,208.8
Senior subordinated notes	350.0	350.0
Accounts payable	82.2	116.5
Accrued liabilities	245.4	209.1

Total current liabilities	1,863.5	1,906.2
Other liabilities	148.0	116.3

Total liabilities	2,011.5	2,022.5
Commitments and contingencies (Note 14)
Redeemable preferred stock: cumulative 10%; exchangeable; $.01 par value; 100,000 shares authorized; 14,688 shares issued and outstanding at December 31, 2001 and 2000; redeemable at $1,000 per share	18.7	17.0
Shareholders' equity (deficit):
Class L common stock: cumulative 12%; $.01 par value; 8,000,000 shares authorized; 6,714,520 shares issued and 4,608,552 shares outstanding at December 31, 2001 and 2000	70.0	70.0
Common stock: $.01 par value; 80,000,000 shares authorized; 58,336,804 shares issued and 39,093,960 shares outstanding at December 31, 2001 and 2000	0.6	0.6
Class B common stock: $.01 par value; 6,000,000 shares authorized: 6,000,000 shares issued and outstanding at December 31, 2001 and 2000; convertible on a 1-for-1 basis into Common stock	0.1	0.1
Treasury stock, at cost	(372.1)	(372.1)
Additional paid-in capital	477.3	479.4
Unearned stock-based compensation	(2.4)	(6.1)
Accumulated deficit	(894.2)	(790.8)
Accumulated other comprehensive loss	(160.8)	(100.1)

Total shareholders' equity (deficit)	(881.5)	(719.0)

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$1,148.7	$1,320.5

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions, except per share data)
Net sales	$1,232.4	$1,183.7	$1,318.1
Cost of goods sold	595.6	583.4	571.0

Gross profit	636.8	600.3	747.1
Operating costs and expenses:
Marketing and administrative expenses	432.3	470.8	560.5
Research and development expenses	83.7	103.3	99.7
Goodwill amortization expense	8.9	5.0	5.3
Cost reduction programs expense	11.2	19.2	—
Restructuring expense, net	12.2	25.3	13.3

Income (loss) from operations	88.5	(23.3)	68.3
Other (expense) income:
Interest expense	(151.5)	(152.6)	(109.6)
Interest income	6.0	3.0	1.6
Balance sheet restructuring costs	(23.9)	—	—
Other	(12.4)	10.3	2.0

Loss before income tax	(93.3)	(162.6)	(37.7)
Income tax expense (benefit)	8.4	363.2	(8.0)

Loss before extraordinary item and cumulative effect of change in accounting principle	(101.7)	(525.8)	(29.7)
Extraordinary loss related to early retirement of debt (net of $5.9 income tax benefit)	—	—	(8.8)
Cumulative effect of change in accounting principle	—	(6.8)	—

Net loss	(101.7)	(532.6)	(38.5)

Other comprehensive (loss) income, before income tax:
Foreign currency translation adjustments	(14.0)	(28.1)	(46.9)
Minimum pension liability adjustment	(45.9)	(1.1)	(1.8)
Net loss on derivative instruments	(1.3)	—	—
Unrealized gain on marketable securities	—	—	0.4

Other comprehensive loss	(61.2)	(29.2)	(48.3)
Income tax benefit related to items of comprehensive loss	(0.5)	—	—

Other comprehensive loss, net of income tax	(60.7)	(29.2)	(48.3)

Comprehensive loss	$(162.4)	$(561.8)	$(86.8)

Basic and diluted loss per Class L and Common shares:
Loss before extraordinary item and cumulative effect of change in accounting principle	$(2.08)	$(10.61)	$(0.55)
Extraordinary loss	—	—	(0.16)
Cumulative effect of change in accounting principle	—	(0.14)	—

Net loss	$(2.08)	$(10.75)	$(0.71)

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Dollars in millions, except share-related data)

	Class L Common Stock				Common Stock
									Class B Common Stock
	Outstanding		Treasury Stock		Outstanding		Treasury Stock
											Additional Paid-in Capital	Notes Receivable on Sale of Stock	Unearned Stock-Based Compensation		Accumulated Other Comprehensive Loss	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Accumulated Deficit
Balance at December 31, 1998	1,554,554	$63.0	(3,600)	$(0.1)	14,788,509	$0.1	(34,400)	$—	—	$—	$407.3	$(0.2)	$(11.5)	$(201.9)	$(22.6)	$234.1

Net loss														(38.5)		(38.5)
Exercise of warrant by Aventis S.A.	124,076	7.0			1,275,816	—					73.0					80.0
Issuance of unearned stock-based compensation											8.8		(8.8)			—
Cancellation of stock options											(1.2)		1.2			—
Amortization of unearned stock-based compensation													11.0			11.0
Issuance of stock-based compensation											1.3					1.3
Adjustment of stock-based compensation											(1.0)					(1.0)
Exercise of stock options					16,876	—					0.4					0.4
Repurchase of stock			(522,892)	(55.8)			(4,776,311)	(316.1)			(10.1)					(382.0)
Accumulation of dividends on Redeemable Preferred Stock														(1.2)		(1.2)
Payment of dividends on Common L Stock														(15.0)		(15.0)
Payments on notes receivable												0.2				0.2
Unrealized gain on marketable securities															0.4	0.4
Exchange of Common Stock for Class B Common Stock					(1,500,000)	—			1,500,000	—						—
Tax benefit of option exercises											0.6					0.6
Four-for-one stock split	5,035,890		(1,579,476)	—	43,743,603	0.5	(14,432,133)	(0.1)	4,500,000	0.1	(0.5)					—
Minimum pension liability adjustment															(1.8)	(1.8)
Cumulative translation adjustment															(46.9)	(46.9)

Balance at December 31, 1999	6,714,520	70.0	(2,105,968)	(55.9)	58,324,804	0.6	(19,242,844)	(316.2)	6,000,000	0.1	478.6	—	(8.1)	(256.6)	(70.9)	(158.4)

Net loss														(532.6)	—	(532.6)
Amortization of unearned stock-based compensation													2.8			2.8
Issuance of stock-based compensation											3.5		(3.5)			—
Forfeiture of stock options											(2.7)		2.7			—
Exercise of stock options					12,000											—
Accumulation of dividends on Redeemable Preferred Stock														(1.6)		(1.6)
Minimum pension liability adjustment															(1.1)	(1.1)
Cumulative translation adjustment															(28.1)	(28.1)

Balance at December 31, 2000	6,714,520	70.0	(2,105,968)	(55.9)	58,336,804	0.6	(19,242,844)	(316.2)	6,000,000	0.1	479.4	—	(6.1)	(790.8)	(100.1)	(719.0)

Net loss														(101.7)	—	(101.7)
Amortization of unearned stock-based compensation													1.6			1.6
Forfeiture of stock options											(2.1)		2.1			—
Accumulation of dividends on Redeemable Preferred Stock														(1.7)		(1.7)
Net loss on derivative instruments, net of income taxes															(0.8)	(0.8)
Minimum pension liability adjustment															(45.9)	(45.9)
Cumulative translation adjustment															(14.0)	(14.0)

Balance at December 31, 2001	6,714,520	$70.0	(2,105,968)	$(55.9)	58,336,804	$0.6	(19,242,844)	$(316.2)	6,000,000	$0.1	$477.3	$—	$(2.4)	$(894.2)	$(160.8)	$(881.5)

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2001	2000	1999
	(Dollars in millions)
Operating Activities:
Net loss	$(101.7)	$(532.6)	$(38.5)
Adjustments to reconcile net loss to net cash provided by (utilized for) operating activities:
Cumulative effect of change in accounting principle	—	6.8	—
Depreciation and amortization expense	120.8	99.2	66.8
Loss on disposal of fixed assets	6.3	7.5	—
Gain on sale of fixed assets	(2.0)	—	(8.6)
Stock-based compensation expense	1.6	2.8	31.3
Other non-cash charges	(1.5)	4.5	6.1
Write-off of debt issuance charges	—	—	14.7
Provisions for restructuring reserve, net	12.2	25.3	13.3
Payments from restructuring reserves	(24.9)	(16.6)	(25.4)
Deferred income taxes	4.1	360.0	(12.1)
Changes in balance sheet items:
Accounts receivable, net	(121.4)	16.4	(28.3)
Sale of trade receivables	93.9	56.6	14.2
Inventories	41.3	(16.4)	(3.5)
Prepaid expenses and other current assets	5.4	(9.2)	(27.8)
Accounts payable	(31.6)	(4.3)	(0.7)
Accrued liabilities	49.4	(13.8)	28.8
Other, net	2.6	(25.6)	(12.9)

Net cash flow provided by (utilized for) operating activities	54.5	(39.4)	17.4

Investing Activities:
Acquisitions and purchase price adjustments, net of acquired cash	—	(1.2)	(12.2)
Capital expenditures	(87.8)	(127.1)	(122.7)
Proceeds from sale of assets	17.1	—	11.3

Net cash flow utilized for investing activities	(70.7)	(128.3)	(123.6)

Financing Activities:
Decrease (increase) in restricted cash	3.5	3.5	(11.4)
Net proceeds (repayments) related to short-term debt	10.5	(1.9)	(21.8)
Proceeds from borrowings related to revolving credit facility	16.5	655.1	500.0
Repayments of borrowings related to revolving credit facility	(25.0)	(389.0)	(485.5)
Proceeds from borrowings under bank credit agreement	—	—	875.0
Repayments of borrowings under bank credit agreement	(41.2)	(6.0)	(3.8)
Proceeds from collateralized borrowing	—	—	17.4
Retirement of previous bank credit agreement	—	—	(366.2)
Debt issuance costs	—	—	(33.2)
Cash dividends on redeemable preferred stock	—	—	(0.8)
Cash dividends on Class L common stock	—	—	(15.0)
Repurchase of common stock and Class L common stock	—	—	(382.0)
Repurchase of stock options	—	—	(22.3)
Exercise of warrant by Aventis	—	—	80.0

Net cash flow (utilized for) provided by financing activities	(35.7)	261.7	130.4

Effect of foreign exchange rates on cash	(1.9)	(3.2)	(0.2)
Net (decrease) increase in cash and cash equivalents	(53.8)	90.8	24.0
Cash and Cash Equivalents:
Beginning of Period	140.6	49.8	25.8

End of Period	$86.8	$140.6	$49.8

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest	$119.6	$143.6	$89.0
Cash paid during the period for income taxes	2.6	3.3	3.7

Non Cash Supplemental Disclosure of Cash Flow Information:
Accumulation of dividends on Redeemable Preferred Stock	$1.7	$1.6	$1.2

The accompanying notes are an integral part of the consolidated financial statements.

DADE BEHRING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Business

        Dade Behring Holdings, Inc., was incorporated in the State of Delaware on September 23, 1994 and owns all the capital stock of its subsidiary, Dade Behring Inc. ("DBI"), formerly Dade International, Inc. (collectively, the "Company"). Bain Capital, Inc., GS Capital Partners, L.P. (an affiliate of Goldman Sachs Group, L.P.), their respective related investors, Aventis S.A. and certain of its affiliates ("Aventis S.A.") and the management of the Company own substantially all of the capital stock of the Company. The Company develops, manufactures and markets in vitro diagnostic ("IVD") equipment, reagents, consumable supplies and services worldwide.

        Effective December 16, 1994, the Company acquired the worldwide in vitro diagnostics products, manufacturing and services businesses and the net assets of Baxter Diagnostics Inc. and certain of its affiliates, from Baxter International Inc. and its affiliates ("Baxter") (the "Dade Acquisition"). The Dade Acquisition was accounted for as a purchase.

        Effective May 1, 1996, the Company acquired the worldwide in vitro diagnostics business ("Dade Chemistry") of E.I. du Pont de Nemours and Company (the "Chemistry Acquisition"). The operating results and acquired assets and assumed liabilities of the Chemistry Acquisition, which was accounted for as a purchase, have been reflected in the Company's consolidated financial statements since May 1, 1996.

        Effective October 1, 1997, the Company acquired the stock and beneficial interests of various subsidiaries of Aventis S.A. that operated its worldwide human in vitro diagnostic business ("Behring") (the "Behring Combination"). The stock and beneficial interest was contributed to the Company effective October 1, 1997. The operating results and acquired assets and assumed liabilities of the Behring Combination, which was accounted for as a purchase, have been reflected in the Company's consolidated financial statements since October 1, 1997.

        Except in limited circumstances, as defined, the Company is restricted by its existing Bank Credit Agreement and 11 1/8% senior subordinated notes indenture from loaning or paying cash dividends.

2.    Summary of Significant Accounting Policies

        This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying consolidated financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently.

  Management Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Principles of Consolidation

        The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition

        The Company manufactures and markets a broad offering of IVD products and services which include: (1) medical diagnostic instruments, (2) reagents and consumables, and (3) maintenance services.

        Reagent and consumable shipments represent approximately 77% of the Company's sales, while instruments (15%) and services (8%) account for the remainder.

        Instruments are usually sold either directly to the customer or to a third party financing entity that in turn leases it to the end customer. Occasionally, the Company will execute a sales-type lease with a customer; however, such arrangements have historically not been significant, representing less than 1% of revenue in any period presented. Instrument revenue is recognized upon delivery.

        We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. Under these arrangements, an instrument placement is accompanied by a customer commitment to purchase minimum volumes of reagents and consumables, at a pre-determined price over the contract period, which is generally sixty months. Additionally, these arrangements include a customer commitment to purchase maintenance services which covers the first year of the contract term. Additional years of service may be purchased separately. Revenues under these bundled arrangements are allocated among the contract's constituent elements (principally reagents, consumables and service) based upon the estimated fair value of each element as determined by reference to verifiable objective evidence. Our principal point of reference in making this determination is the amount of revenue we realize when our products and services are sold in stand-alone transactions. Reagent and consumables revenue is recognized over the term of the contract as they are purchased by, and delivered to, the customer.

        Some customer contracts result in equipment being placed with end customers at no charge in exchange for contractual commitments under which we agree to sell reagents and consumables to the customer and provide maintenance services on the equipment, typically over a five year term. In these situations, title does not pass to the customer and no revenue on equipment placement is recognized. Rather, the cost of this equipment is carried on our balance sheet and amortized to cost of sales over the useful life of the equipment, which is generally five years. During the contract term, we recognize revenue for the reagents, consumables, and services provided.

        Revenue under service contracts, which are generally for one year or less, is deferred and recognized ratably over the term of the contract.

        Revenues for products that are subject to a distribution agreement in the United States are recognized upon delivery of products to the distributor or direct delivery of the products by the Company to third party customers.

        The Company does not generally accept product returns.

        Effective January 1, 2000, the Company changed its revenue recognition policy to conform to Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," and accordingly, recorded a $6.8 million charge in the accompanying financial statements representing the cumulative effect of the change in accounting principle. Pro-forma sales, gross profit, income (loss) before extraordinary items and net income (loss) of the Company as if the change had been retroactively applied to 1999 is as follows (in millions):

Year Ended 1999
Sales	$1,323.6
Gross profit	750.7
Loss before extraordinary items	(26.9)
Net loss	(35.7)

        In consideration of the issuance of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs," beginning in the third quarter of 2000, the Company reported amounts billed to customers for shipping and handling costs as a component of net revenue. These amounts were previously reported as a reduction of operating expense. A reclassification of prior period balances has been made to conform to the current year presentation. Accordingly, $11.0 million and $8.9 million of freight billings were reclassified from operating expense to net revenue in the years ending December 31, 2000 and 1999, respectively. $68.3 million, $65.3 million and $80.7 million of gross shipping, handling and other warehousing costs are reported as operating expenses in the years ending December 31, 2001, 2000 and 1999, respectively.

  Cash and Cash Equivalents

        Cash and cash equivalents include demand deposits and cash equivalents which are highly liquid instruments with maturities of three months or less at the time of purchase and are held to maturity. Cash equivalents include $13.3 million and $98.2 million invested in short-term money market investments at December 31, 2001 and 2000, respectively.

  Restricted Cash

        Restricted cash of $4.4 million and $7.9 million at December 31, 2001 and 2000, respectively, primarily represents a portion of the proceeds from the sale of trade receivables in Europe that is temporarily unavailable for use by the Company. The cash is recorded as restricted since the sale of the trade receivables was not finalized as of year-end.

  Accounts Receivable

        Accounts receivable are net of bad debt reserves of $16.7 million and $26.1 million at December 31, 2001 and 2000, respectively. Accounts receivable are unsecured. The Company sells certain trade receivables at face value to third-party financial institutions. These transactions are recorded as sales when control has been surrendered. In certain instances, the Company pays interest to the financial institutions at variable rates until amounts sold are collected.

  Research and Development Expenses

        Expenditures by the Company for research and development are expensed as incurred.

  Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead costs. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

  Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the estimated useful lives of the assets as follows:

Buildings	40 years
Machinery and equipment	3 to 10 years
Equipment placed with customers	5 years

        Leasehold improvements are capitalized and amortized over their estimated useful lives or over the terms of the related leases, if shorter.

  Goodwill

        Goodwill represents the excess cost over the fair value of net assets acquired in connection with various acquisitions made by the Company, primarily the Chemistry Acquisition. Negative goodwill was recorded in association with both the Dade Acquisition and the Behring Combination. The unamortized negative goodwill balances remaining at December 31, 2001, are included in other long-term liabilities, and represent the amounts that the fair value of net assets acquired exceeded the respective total purchase price, as adjusted by the pro rata write-off of certain non-current assets. The carrying value of goodwill and other long-lived assets is reviewed for impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. This review compares projected future undiscounted cash flows before interest to the carrying value of the asset.

        Goodwill at December 31, 2001 aggregated $110.0 million, net of $32.5 million of accumulated amortization. Negative goodwill aggregated $20.0 million at December 31, 2001, net of $5.5 million of accumulated amortization. Goodwill and negative goodwill are being amortized using the straight-line method over 25 years.

  Patents, Trademarks, Internally Developed Software and Other Identifiable Intangible Assets

        Patents, trademarks, internally developed software, and other identifiable intangible assets, all included in other assets in the accompanying consolidated balance sheets, are being amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). Patents and trademarks totaled $15.5 million and $18.8 million, net of accumulated amortization of $18.6 million and $15.3 million, at December 31, 2001 and 2000, respectively. Internally developed software totaled $21.3 million and $19.6 million, net of accumulated amortization of $17.0 million and $13.0 million, at December 31, 2001 and 2000, respectively. Other identifiable intangible assets totaled $9.7 million and $16.7 million, net of accumulated amortization of $40.0 million and $38.5 million at December 31, 2001 and 2000, respectively.

  Debt Issuance Costs

        Debt issuance costs, which are being amortized over the applicable terms of the current bank credit agreement and 11 1/8% senior subordinated notes, totaled $29.6 million at December 31, 2001, net of accumulated amortization of $23.6 million, and $36.5 million at December 31, 2000, net of accumulated amortization of $16.7 million. Net deferred financing fees of $14.7 million related to a previous credit agreement were written off as an extraordinary loss of $8.8 million, net of taxes, in June 1999.

  Income Taxes

        Deferred tax assets and liabilities are recognized at current tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Additionally, the Company provides deferred tax liabilities for the eventual tax effect of repatriating unremitted earnings of certain non-U.S. subsidiaries.

  Foreign Currency Translation

        The Company has determined that the local currencies of its non-U.S. operations are their functional currencies. Assets and liabilities of the non-U.S. subsidiaries are translated at the year-end exchange rates. Equity accounts are translated at historical rates. Revenues and expenses are translated at average rates of exchange in effect during the year.

  Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively referred to as "SFAS No. 133").    These standards require that all derivative financial instruments be recorded on the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income (loss) are included in earnings in the periods in which earnings are affected by the hedged item. As of January 1, 2001, the adoption of these new standards had no effect on the net earnings or accumulated other comprehensive loss.

        The Company utilizes derivative financial instruments for purposes other than trading, specifically to manage its exposure to foreign currency and interest rate fluctuations. The Company is not party to leveraged derivatives. For derivatives to qualify as a hedge at inception and throughout the hedge period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

  Interest Rate Collars

        The Company purchases interest rate caps while simultaneously selling an interest rate floor (known as zero-rate collars) to manage its interest rate exposures as required by the credit agreement. The Company will receive cash payments from the counterparty if an indexed rate exceeds the cap and conversely will pay the counterparty if the indexed rate falls below the floor. At December 31, 2001, the Company held one interest rate collar that expires in 2005. Under this agreement, the Company is obligated to pay or receive payment on $45.5 million based on an interest rate floor of 4.83% and an interest rate cap of 6.50%. The fair value of the Company's interest rate collar is the estimated amount that it would pay to terminate the agreement, taking into account current interest rates. At December 31, 2001, the estimated fair value of the interest rate collar is a $1.3 million liability. At December 31, 2000, the indexed rate was between the floor and the cap on all contracts, and thus the estimated fair value was $0. The notional amount of these contracts was $309.7 million.

        The interest rate collars have been designated as cash-flow hedges under SFAS No. 133, and as such, as long as the hedge remains effective and the underlying transaction remains probable, the effective portion of the changes in fair value of these contracts will be recorded in accumulated other comprehensive loss until earnings are affected by the cash flows being hedged. No amounts were recorded during 2001 relating to hedge ineffectiveness for these instruments in the consolidated financial statements.

        The following table summarizes activity in accumulated other comprehensive loss related to the Company's cash flow hedges:

2001
Balance as of beginning of the year	$—
Change in fair value	(3.4)
Derivative losses transferred to earnings	2.1

Balance as of end of year	$(1.3)

  Forward Foreign Currency Exchange Contracts

        The Company enters into forward foreign currency exchange contracts with highly rated counterparties to manage its exposure to foreign currency fluctuations on short-term intercompany borrowing arrangements denominated in foreign currencies. The intercompany borrowing arrangements support the underlying working capital needs of the non-U.S. subsidiaries. At December 31, 2001, the Company had no forward foreign currency exchange contracts outstanding. At December 31, 2000, the Company had forward foreign currency exchange contracts with an aggregated notional amount of $42.3 million, and an estimated fair value of $2.3 million, which is included in other assets.

        The forward foreign currency exchange contracts do not qualify for hedge accounting under SFAS 133. Gains and losses on forward contracts resulting from revaluations are recorded to other income and offset the gains and losses on the hedged items in current earnings.

        The Company does not engage in trading or other speculative use of financial instruments. Derivative losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity.

  Earnings (Loss) Per Share

        The computations of basic and diluted earnings (loss) per share is set forth in the following table (in millions, except per share data):

	Years ended December 31,
	2001	2000	1999
Loss before extraordinary item and cumulative effect of change in accounting principle	$(101.7)	$(525.8)	$(29.7)
Less preferred stock dividends	1.7	1.5	1.5

Loss before extraordinary item and cumulative effect of change in accounting principle available for common stock	(103.4)	(527.3)	(31.2)
Cumulative effect of change in accounting principle	—	(6.8)	—
Extraordinary item	—	—	(8.8)

Net loss available for common stock	$(103.4)	$(534.1)	$(40.0)

Basic and diluted weighted average outstanding common shares	49,702,512	49,702,512	56,060,320

Basic and diluted loss per Class L common share and Common share:
Loss before extraordinary item and cumulative effect of change in accounting principle	$(2.08)	$(10.61)	$(.55)
Cumulative effect of change in accounting principle	—	(.14)	—
Extraordinary item	—	—	(.16)

Net loss available for common stock	$(2.08)	$(10.75)	$(.71)

        Outstanding options at December 31, 2001, 2000 and 1999 of 8.7 million, 9.7 million and 7.8 million, respectively, were not included because to do so would have been anti-dilutive. See Note 9 for a discussion of potential changes to outstanding common stock subsequent to December 31, 2001.

  Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. At December 31, 2001 and 2000, $0.3 million and $19.6 million, respectively, of U.S. accounts receivable results from the Company's sales to Allegiance Healthcare Corporation ("Allegiance"). (See Note 6, "Cost Reduction Programs and U.S. Product Distribution Transition," for further discussion on the transition from the use of Allegiance as a distributor.) This credit risk is mitigated due to the large number of entities comprising Allegiance's worldwide customer base and their dispersion across different regional economies. Net sales to Allegiance aggregated $75.4 million, $96.0 million and $160.7 million, in the years ended December 31, 2001, 2000 and 1999, respectively.

        Substantially all of the Company's customers operate in the hospital and reference laboratory market, which may be subject to legislated healthcare reforms. Additionally, at December 31, 2001 and 2000, approximately $38.6 million or 25% and $37.7 million or 23%, respectively, of the Company's non-U.S. accounts receivable were geographically concentrated in Italy. The Company does not expect these risk factors to have a material adverse impact on its results of operations, financial position or liquidity.

  Fair Value of Financial Instruments

        The carrying values of cash equivalents and other current assets, liabilities and redeemable preferred stock approximate fair value at December 31, 2001 and 2000, because of the short maturity of these instruments.

        The fair value of the bank debt with carrying value of $1,126.8 million and $1,208.8 million at December 31, 2001 and 2000, respectively, was approximately $1,076.1 million and $1,028.8 million at December 31, 2001 and 2000, respectively, based on the trading value amongst financial institutions at that date. The fair value of the $350.0 million 11 1/8% senior subordinated notes was $147.0 million and $84.0 million at December 31, 2001 and 2000, respectively, based on the trading value at that date.

  Stock-Based Compensation

        Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, the use of a fair value method for recording compensation expense for stock-based compensation plans. The Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the intrinsic value method, compensation cost for stock options is based on the excess, if any, of the fair value of the stock at the date of the grant over the amount the employee must pay to acquire the stock (see Note 11, "Shareholders' Equity and Redeemable Preferred Stock").

        Stock options issued by the Company are typically exercisable over time ("Time Options") or upon the achievement of certain investment return levels by the Company ("Performance Options"). For Performance Options, the Company records compensation expense over the lesser of 10 years (the life of the option) or the period over which it is expected the performance measures will be achieved.

  New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 141 also requires that the amount that the fair value of net assets exceeds the cost of the acquired entity, after the pro rata reduction of certain acquired assets ("negative goodwill") be recognized as a change in accounting principle upon adoption. As such, unamortized negative goodwill at December 31, 2001 aggregating $20.0 million was recognized as the cumulative effect of a change in accounting principle on January 1, 2002. With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The table below depicts what the Company's loss before extraordinary item and cumulative effect of change in accounting principle and net loss would have been for the years ending December 31, 2001, 2000 and 1999, had goodwill not been amortized during those periods (in millions, except per share amounts).

	2001	2000	1999
	Loss before extraordinary item and cumulative effect of change in accounting principle
As reported	$(101.7)	$(525.8)	$(29.7)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	4.0	5.0	3.2

Adjusted	$(97.7)	$(520.8)	$(26.5)

	Net Loss
As reported	$(101.7)	$(532.6)	$(38.5)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	4.0	5.0	3.2

Adjusted	$(97.7)	$(527.6)	$(35.3)

	2001	2000	1999
	Basic and diluted loss per Class L common and common share before extraordinary item and cumulative effect of change in accounting principle
As reported	$(2.08)	$(10.61)	$(0.55)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	0.08	0.10	0.06

Adjusted	$(2.00)	$(10.51)	$(0.49)

	Basic and diluted net loss per Class L common and common share
As reported	$(2.08)	$(10.75)	$(0.71)
Reduction in goodwill amortization resulting from the adoption of SFAS No. 142, net of tax effects	0.08	0.10	0.06

Adjusted	$(2.00)	$(10.65)	$(0.65)

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 is effective for the Company on October 1, 2002. The adoption of SFAS No. 143 will not have a material impact on our current financial position or results of operations.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No.144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminate the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for the Company on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's 2002 financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002." SFAS No.145 provides for changes in the classification of gains or losses on the extinguishment of debt and addresses the treatment of certain sales-leaseback and lease modification transactions, among other things. SFAS No. 145 is effective for the Company on October 1, 2002. The adoption of SFAS No. 145 will impact our classification of a gain on extinguishment of debt in the fourth quarter resulting from the Plan of Reorganization. SFAS 145 will not otherwise have a material impact on our current financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No.146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of EITF No. 94-3, which recognized a liability for an exit cost on the date an entity committed itself to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after October 1, 2002. The adoption of SFAS No. 146 will not impact our current financial position or results of operations. However, it will impact the timing of the establishment of restructuring reserves in the future, if we take such actions.

  Balance Sheet Restructuring and Reorganization Costs

        The Company has recorded all incremental professional and bank fees associated with the reorganization of the Company's balance sheet in a separate line item on the Consolidated Statement of Operations for the year ended December 31, 2001.

  Reclassifications

        Certain reclassifications have been made to prior period balances to conform to the current year presentation.

3.    Inventories

        Inventories consist of the following (in millions):

	December 31,
	2001	2000
Raw materials	$27.9	$49.9
Work-in-process	41.4	42.1
Finished products	131.8	170.6

Total inventories	$201.1	$262.6

4.    Property, Plant and Equipment

        Property, plant and equipment consist of the following (in millions):

	December 31,
	2001	2000
Land	$7.7	$7.5
Buildings and leasehold improvements	72.3	80.2
Machinery and equipment	178.9	168.5
Equipment placed with customers	384.8	383.6
Construction in progress	18.0	15.4
Capitalized software	96.0	90.7

Total property, plant and equipment, at cost	757.7	745.9
Accumulated depreciation and amortization	(430.2)	(385.4)

Net property, plant and equipment	$327.5	$360.5

        Equipment placed with customers includes instruments provided at no charge in exchange for contractual commitments for ongoing reagent revenues. The net book value of this equipment was $122.4 million and $136.1 million at December 31, 2001 and 2000, respectively. Management believes the carrying value of this equipment is recoverable from the revenues anticipated from future reagent sales.

        Depreciation expense totaled $84.0 million, $73.6 million and $51.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

5.    Other Comprehensive Loss

        The components of accumulated other comprehensive loss are (in millions):

	December 31
	2001	2000
Net loss on derivative instruments	$(0.8)	$—
Minimum pension liability	(48.8)	(2.9)
Translation adjustments	(111.2)	(97.2)

Accumulated other comprehensive loss	$(160.8)	$(100.1)

6.    Cost Reduction Programs and U.S. Product Distribution Transition

        In June 2000, the Company reviewed its cost structure and announced a global cost reduction program having the objective of reducing the Company's overall cost structure by approximately $59 million annually. Virtually all of the Company's global operations are affected by this plan, including sales, manufacturing, marketing and support services. The Company eliminated a number of redundant positions under this program in 2000 and 2001, while adding staff in key areas, such as the direct distribution centers. For the years ended December 31, 2001 and 2000, $11.2 million and $19.2 million, respectively, of costs were incurred and expensed. These costs also relate to the cost reduction initiatives discussed in Note 7, but did not qualify for treatment as exit costs under EITF No. 94-3. These costs are incremental in nature and, although are related to the cost reduction initiatives in the 2000 and 2001 reserves, are associated with and/or benefit activities that are continued beyond completion of the cost reduction activity plan. These costs are primarily comprised of employee retention and notice pay benefits and employee travel, training and moving costs.

        As part of the cost reduction programs, the Company also terminated its agreement with the U.S. distributor of its Hemostasis and MicroScan product lines and accordingly began direct distribution of these products in the U.S. During 2000, the Company paid a $2.0 million transition service fee, recorded as marketing and administrative expense, to the distributor as a consequence of the Company's decision not to renew the U.S. distribution agreement.

7.    Restructuring Reserves

        In 1997, in connection with the Behring Combination, the Company recorded a $40.1 million restructuring accrual against operating expenses (the "1997 Reserve") and allocated $74.3 million of the Behring Combination purchase price (the "Behring Allocation Reserve") for a restructuring plan to consolidate manufacturing and distribution operations and to eliminate redundant sales, service and administrative functions. These restructuring actions included the closure of the Company's Miami, Florida and Behring's Westwood, Massachusetts manufacturing facilities; exit from its San Jose administrative/research facility; consolidation and reorganization of the global sales, marketing and research and development organizations; and elimination of administrative redundancies. In 1999, excess severance accruals under the 1997 Reserve of $4.1 million, resulting from higher than projected employee turnover, were identified and credited to income. Severance costs of $0.9 million in excess of the original severance reserve established under the Behring Allocation Reserve were identified, charged to restructuring expense and paid in 1999.

        A total of 1,528 employees were identified for termination resulting from these activities, 824 of which were employees of the Company prior to the Behring Combination. Of the 824 employees identified and accrued for in the 1997 Reserve, 69, 341 and 277 were severed during 1997, 1998 and 1999, respectively. No additional employees are expected to be terminated under the plan which established the 1997 Reserve. Of the 704 employees identified and accrued for in the Behring Allocation Reserve, 58, 467 and 90 were severed during 1997, 1998 and 1999, respectively. No additional employees are expected to be terminated under the plan which established the Behring Allocation Reserve. At December 31, 2000, $4.9 million and $8.6 million of the Behring Allocation Reserve is classified in accrued liabilities and other long-term liabilities, respectively. At December 31, 2001, $8.1 million and $1.5 million is classified in accrued liabilities and other long-term liabilities, respectively. We expect the activities associated with this reserve primarily to be completed in the fourth quarter of 2003 when we are required to make a $1.5 million payment related to a facility no longer being utilized.

        In June 1999, in connection with a reorganization of the Company's management structure to reduce operating costs and plans to increase productivity primarily in the Company's U.S. and European sales and service and R&D groups, the Company recorded a $16.5 million restructuring charge (the "1999 Reserve"). A total of approximately 140 positions were identified for termination resulting from these activities. Of the 140 positions identified and accrued for in the 1999 Reserve, 41 employees were severed from 1999 to 2000. The Company abandoned its plans for further eliminations during 2000 due to unanticipated restrictions in local law. Accordingly $7.2 million was identified and credited to income in 2000. In 2001, excess severance accruals under the 1999 Reserve of $0.3 million were identified and credited to income.

        As discussed in Note 6, "Cost Reduction Programs," in June 2000, the Company reviewed its cost structure and announced a global cost reduction program. The Company eliminated a number of redundant positions under this program in 2000 and 2001, which affected certain employees in virtually all functions throughout the company, while adding staff in key areas, such as the direct distribution centers. The anticipated net effect of these changes was a reduction of approximately 450 positions. Of the net 450 position reductions, 242 employees were severed in 2000 and 193 employees were severed in 2001. Additionally, one domestic distribution center and various international sales offices were closed, all of which were leased. Management approved and initiated several actions contemplated by the cost reduction program and recorded a pre-tax reserve of $32.5 million as of December 31, 2000 (the "2000 Reserve"), which is included in the Restructuring Expense caption on the Statement of Operations. The charge included $29.3 million for severance and $3.2 million primarily for losses on leases. During 2001, an additional $3.3 million for severance and $6.5 million for facility and other exit costs, primarily as a result of not closing a subletting transaction contemplated in the Company's original restructuring plan, was provided. Separately, excess severance accruals of $4.9 million were identified and credited to income. This was primarily due to a higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The balance in this reserve at December 31, 2001 is $10.9 million. The majority of actions contemplated in this reserve will be completed during 2002.

        In November 2001, management approved additional cost reduction programs with the stated objective of further reducing the Company's cost structure by $43.2 million annually with restructuring costs of $25.5 million. This cost reduction program is an extension of the cost reduction program approved in 2000 and impacted many functions throughout the Company. The Company expects to eliminate approximately 250 positions under this program, of which 73 were eliminated in 2001 with the remainder to be eliminated in 2002. Additionally, the Company consolidated certain facilities which resulted in incurring losses on leases at two domestic offices. Pursuant to these programs described above, management has approved a pre-tax reserve of $7.2 million (the "2001 Reserve"), which is included in the Restructuring Expense caption on the Statement of Operations. This charge included $4.3 million for severance and $2.9 million primarily for losses on leases. The majority of actions contemplated in this reserve will be completed during 2002.

        The following table summarizes the Company's restructuring activity for the years ended December 31, 2001, 2000 and 1999 (in millions):

1997 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 1998	$2.5	$10.1	$12.6
Cash payments	(2.5)	(6.0)	(8.5)
Reverse to income	—	(4.1)	(4.1)

Reserve balance, December 31, 1999	$—	$—	$—

1997 Behring Allocation Reserve	Facility and Other Exit Costs	Severance and Relocation	Total
Reserve balance, December 31, 1998	$22.9	$7.5	$30.4
Cash payments	(4.4)	(6.9)	(11.3)
Charge to income	—	0.9	0.9

Reserve balance, December 31, 1999	18.5	1.5	20.0
Cash payments	(6.0)	(0.5)	(6.5)

Reserve balance, December 31, 2000	12.5	1.0	13.5
Cash payments	(3.8)	(0.5)	(4.3)
Charge to income	0.4	—	0.4

Reserve balance, December 31, 2001	$9.1	$0.5	$9.6

1999 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 1998	$—	$—	$—
Reserve established	0.6	15.9	16.5
Cash payments	(0.2)	(5.4)	(5.6)

Reserve balance, December 31, 1999	$0.4	$10.5	$10.9
Cash payments	—	(3.0)	(3.0)
Reverse to income	(0.4)	(6.8)	(7.2)

Reserve balance, December 31, 2000	—	0.7	0.7
Cash payments	—	(0.3)	(0.3)
Reverse to income	—	(0.3)	(0.3)

Reserve balance, December 31, 2001	$—	$0.1	$0.1

2000 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 1999	$—	$—	$—
Reserve established	3.2	29.3	32.5
Cash payments	(1.1)	(6.0)	(7.1)

Reserve balance, December 31, 2000	2.1	23.3	25.4
Cash payments	(2.8)	(16.6)	(19.4)
Charge to income, net	6.5	(1.6)	4.9

Reserve balance, December 31, 2001	$5.8	$5.1	$10.9

2001 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 2000	$—	$—	$—
Reserve established	2.9	4.3	7.2
Cash payments	—	(0.9)	(0.9)

Reserve balance, December 31, 2001	$2.9	$3.4	$6.3

8.    Accrued Liabilities

        Accrued liabilities consists of the following (in millions):

	December 31,
	2001	2000
Salaries, wages, commissions, withholdings and other payroll taxes	$74.4	$49.3
Restructuring	26.9	31.0
Property, sales and use and other taxes	22.1	18.5
Deferred service contract revenue/warranty	9.5	12.0
Interest payable	51.7	26.2
Other	60.8	72.1

	$245.4	$209.1

9.    Debt

        Debt consists of the following (in millions):

	December 31,
	2001	2000
Bank Credit Agreement:
Revolver	$285.7	$297.1
Term Loan A	267.1	275.0
Term Loan B	287.0	295.5
Term Loan C	287.0	295.5
11 1/8% Senior Subordinated Notes	350.0	350.0
Other	59.1	67.5

	$1,535.9	$1,580.6

  Bank Credit Agreement

        During 1999, in connection with the recapitalization and stock redemption plan (see Note 12, "Related Party Transactions"), the Company refinanced its existing bank credit facility by entering into a new $1.25 billion Senior Bank Credit Facility ("the Credit Agreement") consisting of $875 million of term loans and $375 million of revolving credit facilities. Borrowings are collateralized by the stock of the Company's U.S. subsidiaries, all tangible and intangible U.S. assets and a portion of the stock of the Company's foreign subsidiaries. Term Loans A, B, and C differ only in their original maturities.

        The term loans have escalating amortization requirements with minimal repayment requirements in the first two years and final maturity dates between 2005 and 2006. The final maturity date of the revolving credit facilities is June 30, 2005.

        Under the terms of the Credit Agreement, the Company is required to maintain specified levels of interest rate protection. The Company had purchased a series of interest rate collars under which the Company will pay/receive cash to/from the counterparties if certain indexed rates of interest are exceeded. The Company has one interest rate collar outstanding as of December 31, 2001.

        Also under the terms of the Credit Agreement, the revolver may be repaid and reborrowed at any time and is due on June 30, 2005. The Company funded the revolver using LIBOR at December 31, 2001 and LIBOR and the prime rate at December 31, 2000. The Company is required to pay to the lenders under the Credit Agreement a commitment fee of 0.5% per annum, payable on a quarterly basis, on the daily unused portion of the revolving credit facility during such quarter.

        The Credit Agreement contains various restrictive covenants, including mandatory repayments under certain conditions, minimum interest coverage, maximum leverage ratios and other covenants, which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset purchases and sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the 11 1/8% Senior Subordinated Notes), liens and encumbrances and other matters customarily restricted in such agreements. As discussed below, the Company was in violation of these covenants at December 31, 2001 and 2000.

        Pursuant to the Third Amendment and Waiver to the Credit Agreement dated April 23, 2001, the term loans and revolving credit facilities bear interest at variable rates based on a 3.50% margin in excess of 1-month LIBOR. The 30-day LIBOR rates in effect at December 31, 2001 and 2000 were 1.87% and 6.56%, respectively, for all the Term Loans.

  Senior Subordinated Notes

        Interest on the 11 1/8% senior subordinated notes due 2006 ("Senior Subordinated Notes") accrues from the date of issuance and is payable semi-annually on May 1 and November 1. The Company was in default of its interest payments as of December 31, 2001. The 11 1/8% senior subordinated notes are redeemable in whole or in part, at the Company's option, commencing May 1, 2001. The 11 1/8% senior subordinated notes contain restrictive covenants that include, among others, restrictions on the incurrence of additional debt, mergers and change of control, as well as cross-default provisions referencing the Company's other debt agreements.

  Other Credit Facilities

        At December 31, 2001 and 2000, the Company's non-U.S. subsidiaries had available credit lines from various financial institutions totaling $74.2 million and $87.6 million, respectively. These credit lines are principally to provide working capital financing for local operations. Borrowings under these credit lines are collateralized by certain assets of the local operations.

        The Company had utilized $59.1 million and $67.5 million of these credit lines at December 31, 2001 and 2000, respectively at the prevailing local market interest rates.

  Aggregate Maturities of Debt

        The scheduled aggregate maturities of debt excluding other credit facilities at December 31, 2001 are as follows (in millions). However, due to technical default under the Credit Agreement and Senior Subordinated Notes (see further discussion in Liquidity and Management's Plans section below), these are classified as a current liability in the consolidated balance sheet as of December 31, 2001.

2002	$47.2
2003	61.0
2004	74.8
2005	628.1
2006	665.7

Total	$1,476.8

  Liquidity and Management's Plans, including Subsequent Events

        At December 31, 2001 and 2000, the Company was in violation of the minimum interest coverage and maximum leverage ratio covenants in its Credit Agreement. Moreover, by cross-default provisions, the Company was in default of the terms of its Senior Subordinated Notes. Although the Company was able to negotiate forbearance from its creditors through July 23, 2001, in the form of temporary waivers, the negotiation process did not result in an amendment to the Credit Agreement or extended waivers. The absence of an amendment to the Credit Agreement or extended waivers, combined with the Company's history of losses, a net working capital and total shareholders' equity deficit and the aforementioned covenant violations, raised substantial doubt about the Company's ability to continue as a going concern with its current capital structure. Per the Credit Agreement, the Company was required to make significant principal payments on its existing indebtedness beginning in 2001 and continuing thereafter which requires the Company to either raise sufficient funds from operations or other sources or refinance or restructure maturing indebtedness.

        Accordingly, the Company has negotiated with its creditors to effectuate a consensual restructuring of the Company's capital structure. Subsequent to December 31, 2001, the Company reached agreement in principle on a new capital structure with the representatives of the complete set of holders of existing Senior Debt (which is defined as the revolver and term loans under the Credit

Agreement) and Senior Subordinated Notes and received written legal confirmation of their vote of approval of a reorganization plan from a majority of the creditors. The Company plans to implement the debt restructuring by reorganizing the business under Chapter 11 of the Bankruptcy Code.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries, including DBI, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). The companies party to the bankruptcy proceedings are collectively referred to as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization ("POR"). All other subsidiaries of Dade Behring Holdings, Inc., which primarily operate outside of the United States, did not file for relief under the United States Bankruptcy Code.

        The POR provides for the continued operations of the Company. During the bankruptcy proceedings, the Company is able to continue to sell products and pay vendors and employees in the normal course of business. The POR was confirmed by the Bankruptcy Court on September 18, 2002, and it is anticipated it will become effective on or about October 1, 2002.

        The POR and new senior credit agreement/capital structure, if consummated, provide for the following:

  •
  A restructuring of the debt structure that will reduce the principal amount of the Company's outstanding indebtedness by approximately $650 million and convert that debt into equity. This will be accomplished by retiring existing Senior Debt and Senior Subordinated Notes, issuing approximately 40,000,000 shares of new common stock, and the replacement of the old debt with the debt described below. New common stock will be issued to the holders of existing Senior Debt, Senior Subordinated Notes and Management.
  •
  All preferred and common stock existing prior to the filing, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing will be cancelled.
  •
  A management incentive plan will provide for issuing new common stock and granting new stock option awards to employees.
  •
  The establishment of the New Senior Revolving Credit Facility in the amount of $125 million with a maturity of five years from the effective date and subject to a variable interest rate of LIBOR plus 400 basis points (approximately 5.9% at August 1, 2002). The Company will pay a commitment fee of 0.5% to 0.75% on the unused portion of the revolving loan.
  •
  The establishment of the New Senior Term Loan Facility of $450 million with a maturity of six years from the effective date and subject to a variable interest rate of LIBOR plus 425 basis points (approximately 6.1% at August 1, 2002). The loans made pursuant to the new Term Loan

    Facility shall be subject to scheduled annual amortization requirements, paid quarterly, in amounts set forth below:

YEAR	AMOUNT
2003	$0
2004	$20 million
2005	$25 million
2006	$30 million
2007	$85 million
2008	$290 million

Total	$450 million

  •
  The establishment of the New Senior Subordinated Notes of $315 million with a term of eight years and a coupon payment of 11.91%. The New Senior Subordinated Notes shall be senior subordinated unsecured obligations of the Company.

        The New Credit Agreement will contain restrictions and financial covenants relating to, among other things, minimum interest coverage and maximum leverage ratios, limitations on the Company's ability to incur capital expenditures, effect asset sales, incur additional debt, pay dividends, and complete acquisitions.

        After the Debtors filed for bankruptcy, DBI entered into a $95 million dollar debtor-in-possession revolving credit facility ("DIP Facility") which was not utilized during the bankruptcy filing period. When the POR becomes effective, the new Senior Revolving Credit Facility will replace the DIP Facility.

        Management believes cash flows from operations will be sufficient to service operating, investing and financing obligations in the immediate future. The Company anticipates being in compliance with all restrictive covenants that will be contained in the new debt agreements. Despite the significant decrease in debt as a result of the POR, the Company will still be significantly leveraged after emergence from bankruptcy and the Company's ability to meet its debt obligations will depend upon future operating performance which will be affected by many factors, certain of which are beyond the Company's control.

        Upon emergence from bankruptcy, the consolidated financial statements of the Company will be presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 states, among other things, that revenues, expenses, realized gains and losses, and provisions from losses resulting from the reorganization and the restructuring of the business should be reported separately as reorganization items in the consolidated statement of operations. Upon reorganization, the consolidated balance sheet will distinguish between pre-petition liabilities that are subject to compromise and those that are not, such as fully secured liabilities that are not expected to be compromised.

        Pursuant to SOP 90-7, approval of the POR by the Bankruptcy Court may entail adoption by the Debtors of fresh-start accounting. Under fresh-start accounting, the Debtors must allocate their reorganization value to their assets and any excess of reorganization value that cannot be allocated to specific tangible or identified intangible assets must be reported as the intangible asset "reorganization value in excess of amounts allocable to identifiable assets." All liabilities existing at the POR confirmation date, other than deferred taxes, are required to be stated at present values of amounts to be paid. Changes in accounting principles that will be required in the financial statements within twelve months following the adoption of fresh-start accounting must be adopted at the same time fresh-start reporting is adopted. This may affect the adoption dates of SFAS 143, SFAS 145 and SFAS 146 disclosed in Note 2, "Summary of Significant Accounting Policies." The Company is currently assessing fresh-start accounting and has not yet determined the effect that the adoption of fresh-start accounting might have on the financial statements.

  Additional Subsequent Events

        On September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to the Company's POR. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the POR on a number of bases. On September 17, 2002, the Company agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the POR.

10.  Income Taxes

        Loss before income tax expense is as follows (in millions):

	Years ended December 31,
	2001	2000	1999
U.S. (including Puerto Rico)	$(116.2)	$(158.4)	$(34.2)
Non-U.S	22.9	(4.2)	(3.5)

Loss before income tax expense	$(93.3)	$(162.6)	$(37.7)

  Tax (Benefit) Expense

        Income tax expense (benefit) consists of the following (in millions):

	Years ended December 31,
	2001	2000	1999
Current
U.S.
Federal	$—	$—	$—
State and local (including Puerto Rico)	—	—	0.8
Non-U.S.	4.3	3.2	3.3

Current income tax expense	4.3	3.2	4.1

Deferred
U.S.
Federal	(5.4)	306.2	(13.8)
State and local (including Puerto Rico)	(0.8)	43.7	—
Non-U.S.	10.3	10.1	1.7

Deferred income tax expense (benefit)	4.1	360.0	(12.1)

Total income tax expense (benefit)	$8.4	$363.2	$(8.0)

  Tax Rates

        Differences between income taxes computed using the U.S. Federal income tax statutory rate of 35% and income tax expense recorded by the Company are attributable to the following (in millions):

	Years ended December 31,
	2001	2000	1999
Income tax benefit at statutory rate	$(32.7)	$(56.9)	$(13.2)
Nondeductible (non-taxable) taxable goodwill	(0.2)	(0.2)	0.2
Nondeductible items	2.1	2.4	2.4
State and local taxes net of Federal benefit	(5.8)	(6.4)	(1.7)
Valuation allowances	48.2	421.3	6.8
Adjustment for prior year items	(2.3)	2.1	(3.1)
Other factors	(0.9)	0.9	0.6

Income tax (benefit) expense	$8.4	$363.2	$(8.0)

  Deferred Taxes

        Deferred tax assets (liabilities) are comprised of the following (in millions):

	December 31,
	2001	2000
Gross deferred tax liabilities	(38.0)	(37.6)

Property, plant and equipment	20.1	24.6
Trade receivables	8.4	9.7
Inventory	8.9	10.7
Accrued liabilities	33.0	34.3
Intangible assets	48.6	49.8
Net operating loss carryforwards	388.8	354.9
Other	78.9	42.9

Gross deferred tax assets	586.7	526.9
Valuation allowance	(550.1)	(485.7)

Net deferred tax assets	36.6	41.2

	$(1.4)	$3.6

        At December 31, 2001 and 2000, the Company had net operating loss carryforwards available in the United States for Federal income tax return purposes of $865.5 million and $751.4 million (including $77.9 million relating to pre-combination Behring entities), respectively, that expire in varying amounts from 2004 through 2021. Loss carryforwards expiring in years 2004 through 2012 relate to the pre-combination Behring entities. The Company also had net operating loss carryforwards available in countries outside the United States of $114.9 million and $146.5 million at December 31, 2001 and 2000, respectively with various expiration dates.

        The realization of the deferred tax assets requires substantial worldwide taxable income in future years. In assessing the realizability of the deferred tax assets at December 31, 2001 and 2000, management considered all currently available data, the Company's historical taxable earnings (and losses) by jurisdiction, current financial condition, forecast for future taxable earnings (and losses) by jurisdiction and other relevant factors. Management concluded that the recoverability of the net deferred tax asset is not more likely than not principally because the Company violated certain restrictive covenants in its lending agreements as of December 31, 2000. These violations triggered acceleration clauses in the agreements rendering the Company's debt due on demand and coupled with the Company's history of losses and shareholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the Company changed its assumption regarding realizability and recorded an adjustment in the fourth quarter to the beginning of the year valuation allowance balance aggregating to $413.9 million.

        As of December 31, 2001, valuation allowances for certain non-U.S. deferred tax assets (including net operating loss carryforwards) totaled $26.5 million. Management believes the recoverability of a portion of the non-U.S. net deferred tax assets is uncertain due to the forecast of insufficient future taxable earnings to recover such tax benefits as well as certain statutory carryforward limitations.

        The Company received a tax exemption grant from Puerto Rico during 1996 which provided that its manufacturing operations be partially exempt from local Puerto Rico taxes until the year 2014. An election to be taxed under Section 936 for U.S. Federal income tax purposes was also made. Subsequently, in the first quarter of 1998, the Company ceased its manufacturing operations in Puerto Rico. Accordingly, no local or Federal tax benefits were recorded for these operations in 2001, 2000, 1999 or 1998. Appropriate taxes have been provided for the cost of repatriation of all available earnings generated prior to the closing of these operations.

        Deferred U.S. Federal income taxes and non-U.S. withholding taxes have been provided on the undistributed earnings accumulated through 1998 of certain subsidiaries deemed available for dividend repatriations, principally Switzerland. In other foreign jurisdictions with accumulated earnings through 1998 and in all foreign jurisdictions with post-1998 accumulated earnings, it is management's intent to permanently reinvest earnings locally or use available cash to pay down local debt. No provision has been made for non-U.S. withholding taxes or U.S. Federal or state income taxes on undistributed earnings. Should such earnings be remitted to the Company, there would be limited use of tax credits, if any, that could be used to offset the U.S. taxes due upon repatriation.

11.  Shareholders' Equity and Redeemable Preferred Stock

  Shareholders' Equity

        The capitalization of the Company consists of Class L Common Stock and Series B Class L Common Stock ("Class L Common Stock", collectively), Common Stock and Class B Common Stock.

        There are no differences in the rights, preferences or yield for the issuances of Class L Common Stock and Series B Class L Common Stock. The Class L Common Stock is non-voting whereas the Common Stock has one vote per share and the Class B Common Stock has five votes per share.

        On December 15, 1999, the Company's Board of Directors authorized a four-for-one split of its Class L Common Stock, Class B Common Stock and Common Stock.

        Distribution priorities exist with respect to the Class L Common Stock and are based on Yield (defined as 12% of Unreturned Original Cost plus Unpaid Yield for Class L Common Stock) and Unreturned Original Cost (defined as Original Cost less distributions made in excess of Yield for Class L Common Stock). Dividends are first distributed to holders of Class L Common Stock to satisfy any Unreturned Original Cost plus Unpaid Yield, with any remaining distribution allocated ratably to all holders of Class L Common Stock, Class B Common Stock and Common Stock. The cumulative unpaid Yield for Class L Common Stock was $31.8 million and $26.6 million at December 31, 2001 and

2000, respectively. No dividends have been declared by the Company on any common shares at December 31, 2001 or 2000.

        On June 29, 1999, the Company repurchased 522,892 and 4,776,311 shares of Class L Common Stock and Common Stock, respectively. The repurchase price of the Class L Common included the cumulative unpaid yield on the shares repurchased.

        The Company's computation of earnings per share is based on the "two-class" method described in SFAS No. 128, Earnings Per Share." In computing earnings per share, (1) the current year yield on the Class L Common Stock is separately allocated to Class L shareholders (except in years the Company incurs a loss as Class L shareholders are not entitled to a return in such years) and, (2) income available to common shareholders (income less preferred stock dividends, less current year yield on Class L Common Stock) is allocated ratably between Class L Common Stock, Common Stock, and Class B Common Stock. Any Unreturned Original Cost plus Unpaid Yield are not components of the earnings per share computations.

  Redeemable Preferred Stock

        The Company's Redeemable Preferred Stock consists of 100,000 authorized shares of $.01 par value stock without voting rights.

        Dividends on each share accrue on a daily basis at the annual rate of 10% of the sum of $1,000 (the "Liquidation Value") plus all accumulated and unpaid dividends thereon. Payment of Preferred Stock dividends takes precedence over payment of dividends on the Company's Class L Common Stock, Class B Common Stock or Common Stock. The dividends have not been paid in cash as of December 20, 1999. Accordingly, as provided in the Company's Second Amended and Restated Certificate of Incorporation, the dividend rate increased to 12% per annum until such dividends are paid in cash. Under the terms of the 1999 Credit Agreement, however, all dividends on the Company's Preferred Stock are currently required to be paid through the issuance of additional shares of Preferred Stock rather than in cash. At December 31, 2001 and 2000, no Preferred Stock dividends had been declared by the Company.

        Shares of Preferred Stock are mandatorily redeemable by the Company on December 20, 2005 at the Liquidation Value plus all accumulated and unpaid dividends thereon, subject to certain limitations as specified in the Company's Second Amended and Restated Certificate of Incorporation and debt agreements. Additionally, in the event that Bain Capital's ownership becomes less than 50 percent of the Company's equity securities held by Bain Capital at December 20, 1994, which has not occurred as of December 31, 2001, the holders of a majority of the Preferred Stock may request mandatory redemption of the Preferred Stock (at the Liquidation Value plus all accumulated and unpaid dividends thereon), subject to certain limitations as described above. Given the Preferred Stock is mandatorily redeemable, it is considered temporary equity of the Company and is classified outside of Shareholders' Equity in the Company's consolidated balance sheet. Cumulative dividends are charged to retained earnings.

        Activity related to the Redeemable Preferred Stock was as follows (in millions):

Recorded value of Redeemable Preferred Stock at December 31, 1998	$15.0
Accumulated dividends for the year ended December 31, 1999	1.2
Payment of dividends related to recapitalization.	(0.8)

Recorded value of Redeemable Preferred Stock at December 31, 1999	15.4
Accumulated dividends for the year ended December 31, 2000	1.6

Recorded value of Redeemable Preferred Stock at December 31, 2000	17.0
Accumulated dividends for the year ended December 31, 2001	1.7

Recorded value of Redeemable Preferred Stock at December 31, 2001	$18.7

        In connection with the June 1999 recapitalization of the Company (see Note 12, "Related Party Transactions"), the Company issued 4,688 Shares of Preferred Stock in lieu of making a cash dividend. The issuance was in satisfaction of accumulated and unpaid dividends as of the recapitalization date. As of December 31, 2001, accumulated undeclared and unpaid dividends aggregated $4.0 million.

        Effective December 20, 1999, the Preferred Stock shares became exchangeable, at the Company's option, in whole or in part, for subordinated promissory notes (10% coupon) of the Company of an aggregate principal amount equal to the Liquidation Value of the shares exchanged plus all accumulated and unpaid Preferred Stock dividends.

  Stock Purchase and Option Plans

        The Company has various stock purchase and option plans (the "Plans") principally for the benefit of the Company's employees. The Plans provide for the sale of 214,376 shares of Class L Common Stock and the sale or granting of options to purchase 11,293,608 shares of Common Stock. The stock options are exercisable either over time ("Time Options") or upon the achievement of certain investment return levels by the Company ("Performance Options"). All stock options vest within ten years of the date of grant.

        On December 15, 1999, the Board of Directors authorized a four-for-one stock split of its Common Stock. All references in the notes to the financial statements to number of shares and market prices of the Company's Common Stock have been restated to reflect the increased number of shares.

        During 2000 and 1999, certain option grants were made with exercise prices below fair market values of Common Stock on the dates of the grants, based on independent valuations. Time Options generally vest ratably over a five-year period and have a ten-year term. Performance Options become exercisable at $1.75 or $4.00 per share either within ten years of grant or earlier if investment returns

(as defined) of three times or five times, respectively, the total investment (as defined) of the original investors of the Company is achieved. Stock option activity during 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Outstanding at January 1	9,726,068	7,790,356	7,526,392
Time Options
Granted	—	3,230,000	3,039,200
Exercised	—	(8,000)	(61,880)
Cancelled/Repurchased	(983,960)	(1,271,000)	(1,634,140)
Performance Options
Granted	—	—	41,600
Exercised	—	(4,000)	(12,584)
Cancelled/Repurchased	(10,088)	(11,288)	(1,108,232)

Outstanding at December 31	8,732,020	9,726,068	7,790,356

Exercisable at December 31	4,912,756	3,802,676	2,018,972
Available for grant at December 31	3,237,312	2,243,264	1,690,976

        Weighted average option exercise price information for 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Time Options
Outstanding at January 1	$7.46	$9.27	$4.74
Granted	$—	$5.67	$14.68
Exercised	$—	$0.13	$6.14
Cancelled	$7.62	$12.46	$8.51
Outstanding at December 31	$7.44	$7.46	$9.27
Exercisable at December 31	$6.54	$5.62	$3.87
	2001	2000	1999
Performance Options
Outstanding at January 1	$2.88	$2.88	$2.88
Granted	$—	$—	$2.88
Exercised	$—	$2.88	$2.88
Cancelled	$2.88	$2.88	$2.88
Outstanding at December 31	$2.88	$2.88	$2.88
Exercisable at December 31	$2.88	$2.88	$2.88

        Significant option groups outstanding at December 31, 2001 and related weighted average price and life information is as follows:

	Options Outstanding			Exercisable Options
Grant Date	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Time Options—7/31/95	474,608	4	$0.31	474,608	$0.31
Time Options—7/31/96	139,208	5	$1.00	139,208	$1.00
Time Options—2/5/97 - 8/25/97	169,624	6	$1.00	157,224	$1.00
Time Options—10/1/97	1,955,732	6	$5.20	1,772,266	$4.85
Time Options—3/98 - 10/98	468,824	7	$9.18	427,050	$9.05
	Options Outstanding			Exercisable Options
Grant Date	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Time Options—1999 Grants	1,947,800	8	$14.57	954,800	$14.63
Time Options—2000 Grants	2,507,400	9	$5.45	987,600	$5.31
Performance Options—7/31/95	250,796	4	$1.75	—	—
Performance Options—7/31/95	250,796	4	$4.00	—	—
Performance Options—7/31/96	41,612	5	$1.75	—	—
Performance Options—7/31/96	41,612	5	$4.00	—	—
Performance Options—2/5/97 - 8/25/97	242,004	6	$1.75	—	—
Performance Options—2/5/97 - 8/25/97	242,004	6	$4.00	—	—

        As the Company's Common Stock is not publicly traded, the fair value of options was estimated using the Black-Scholes method as prescribed in SFAS No. 123, using the following assumptions:

	2001	2000	1999
Expected life (years):
Time Options	—	5	5
Performance Options	—	—	1
Interest rate:
Time Options	—	6.3%	5.2%
Performance Options	—	—	4.8%
Dividend yield:
Time Options	—	0.0%	0.0%
Performance Options	—	—	0.0%

        The fair values at the date of grant of the Time Options and Performance Options granted during 1999 were $18.1 million and $0.5 million, respectively. Pro-forma stock-based compensation for 1999 would have been $3.3 million higher than the recorded expense had the fair value of the options granted in 1996 through 1999 been recognized as compensation expense on a straight-line basis over the vesting of the grants. The fair value at the date of grant of the Time Options granted during 2000 was $6.9 million. Pro forma stock-based compensation for 2000 would have been $5.6 million higher than the recorded expense had the fair value of the options granted in 1996 through 2000 been recognized as compensation expense on a straight-line basis over the vesting period of the grants. Pro-forma stock-based compensation for 2001 would have been $3.8 million higher than the recorded expense had the fair value of the options granted in 1996 through 2000 been recognized as compensation expense on a straight-line basis over the vesting of the grants.

12.  Related Party Transactions

        In 1995, the Company, through DBI, entered into five-year Management Services Agreements with Bain Capital and Goldman, Sachs & Co. (an affiliate of GS Capital). Pursuant to these agreements, the Company will pay Bain Capital and Goldman, Sachs & Co., subject to compliance with the terms of the indenture governing the 11 1/8% Senior Subordinated Notes, an aggregate annual fee of up to $3.0 million, plus their respective out-of-pocket expenses in return for management consulting in the areas of corporate finance; corporate strategy; investment analysis; market research and business development; advisory services and support, negotiation; analysis of financial alternatives, acquisitions and dispositions; and other services.

        Included in marketing and administrative expense for the years 2001, 2000 and 1999 are advisory fees and expenses paid to Bain Capital and Goldman, Sachs & Co. totaling $0.0 million, $3.0 million and $3.2 million, respectively. Advisory fees and out-of-pocket expenses of $16.8 million associated with the Company's review and consideration of strategic alternatives and mergers and acquisitions leading up to the recapitalization transaction were paid to Bain Capital and Goldman Sachs & Co. and expensed in June 1999. Also in 2001, 2000 and 1999, strategic consulting fees of $0.0 million, $5.1 million and $1.1 million, respectively, were paid to Bain and Company, an affiliate of Bain Capital.

        In June 1999, the Company completed a recapitalization plan that included the repurchase of a portion of its Common Stock held or obtainable upon exercise of options by Bain Capital, GS Capital, management and others. Under the recapitalization, a portion of Class L Common and Common Stock owned by Bain Capital and GS Capital was repurchased by the Company for $365.4 million. Additionally, a portion of the Company's stock options and Class L Common and Common Stock were repurchased for $33.4 million and $21.3 million, respectively. The Company funded the repurchase through borrowings under its 1999 Credit Agreement.

        In September 1999, the Company issued to Aventis S.A. 5,103,264 shares of voting Common Stock and 496,304 shares of Class L Common Stock pursuant to Aventis S.A.'s exercise of its warrant, increasing Aventis S.A.'s ownership percentage of the Company to approximately 52%. As a result of this transaction, Aventis S.A.'s voting rights percentage in the Company increased to approximately 35%.

        In December 1999, the Company received $1.7 million from Aventis S.A. related to the reimbursement of incremental costs incurred to close a manufacturing facility in Italy that was purchased in the 1997 Behring Combination.

        Pursuant to Transition Services Agreements dated September 30, 1997, Aventis S.A. provided the Company, through DBI, with certain support services including administrative support, warehousing and distribution services, human resource support, information systems support, accounting support and office space. The Transition Services Agreements had various terms from October 1, 1997 through December 31, 1999. The Company, through DBI, paid $22.9 million to Aventis S.A. related to these agreements for the year ended December 31, 1999. In addition, the Company secures the main components of its insurance program from Aventis S.A. Most notably, Aventis S.A. provides general and excess liability and property coverage.

        Aventis S.A. subleases office space to one of the Company's former Behring sites pursuant to a sublease dated October 1, 1997. Rent expense related to this sublease totaled $2.1 million, $3.6 million and $3.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Net sales to Aventis S.A. totaled $1.3 million, $0.1 million and $7.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, receivables from Aventis S.A. totaled $2.3 million and $0.8 million, respectively. At December 31, 2001 and 2000, payables to Aventis S.A. totaled $2.4 million and $2.6 million, respectively.

13.  Retirement Programs

  Pension Plans

        The Company maintains non-contributory defined benefit pension plans covering substantially all employees in the United States and Puerto Rico ("U.S. Plans") and a combination of contributory and non-contributory plans in certain non-U.S. locations ("Non-U.S. Plans"). The U.S. Plans' benefits are based on a cash balance formula. The Company's funding policy is to make contributions to the trusts of the plans that meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

        At December 31, 2001 and December 31, 2000, plan assets primarily consist of stocks, bonds and contracts with insurance companies.

	2001		2000
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:
Benefit obligation at beginning of year	$133.2	$48.6	$106.8	$51.6
Service cost	8.7	2.6	9.3	3.0
Interest cost	10.3	1.9	8.3	2.1
Plan participants' contributions	—	0.2	—	0.3
Actuarial (gain) loss	12.6	0.7	18.9	(2.2)
Benefits paid	(12.3)	(2.6)	(10.1)	(2.4)
Effect of settlement	—	(4.7)	—	—
Foreign currency changes	—	(3.2)	—	(3.8)

Benefit obligation at end of year	$152.5	$43.5	$133.2	$48.6

Change in plan assets:
Fair value of plan assets at beginning of year	$130.1	$21.6	$124.8	$23.0
Actual return on plan assets	(17.0)	(0.5)	15.1	0.2
Employer contribution	11.4	0.9	0.3	0.9
Plan participants' contributions	—	0.2	—	0.3
Benefits paid	(12.3)	(2.2)	(10.1)	(1.3)
Effect of settlement	—	(6.6)	—	—
Foreign currency changes	—	(1.3)	—	(1.5)

Fair value of plan assets at end of year	$112.2	$12.1	$130.1	$21.6

Funded status at end of year:
Funded status	$(40.3)	$(31.4)	$(3.1)	$(27.0)
Unrecognized net actuarial (gain) loss	53.5	5.2	12.0	1.8
Unrecognized prior service cost	(4.0)	0.2	(5.1)	0.3
Foreign currency changes	—	—	—	—

Net amount recognized—(accrued) prepaid at end of year	$9.2	$(26.0)	$3.8	$(24.9)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$—	$—	$5.5	$—
Accrued benefit liability	(37.3)	(28.7)	(2.5)	(27.5)
Intangible asset	0.2	0.2	0.2	0.3
Accumulated other comprehensive loss	46.3	2.5	0.6	2.3

Net amount recognized—(accrued) prepaid at end of year	$9.2	$(26.0)	$3.8	$(24.9)

	2001		2000		1999
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Weighted-average assumptions as of December 31:
Discount rate	7.25%	3.0-6.0%	8.0%	3.0-6.5%	8.0%	3.0-6.5%
Expected return on plan assets	9.5%	5.0-5.5%	9.5%	5.5-6.0%	9.5%	4.5-5.5%
Rate of compensation increase	4.5%	2.5-3.0%	4.5%	2.5-3.0%	4.5%	2.0-3.0%
Components of net periodic benefit cost:
Service cost	$8.7	$2.6	$9.3	$3.0	$9.7	$3.5
Interest cost	10.3	1.9	8.3	2.1	7.5	2.0
Expected return on plan assets	(12.0)	(0.8)	(11.6)	(0.8)	(10.2)	(0.7)
Amortization of prior service cost	(1.0)	—	(1.0)	—	(1.1)	0.1
Recognized net actuarial loss	—	—	—	0.1	1.2	—

SFAS 87 cost	$6.0	$3.7	$5.0	$4.4	$7.1	$4.9

        The aggregate accumulated benefit obligation and fair value of plan assets for the plans with obligations in excess of the plan assets were $182.1 million and $116.4 million, respectively, at December 31, 2001. At December 31, 2000 the aggregate accumulated benefit obligation and fair value of plan assets for the plans with obligations in excess of the plan assets were $33.8 million and $6.3 million, respectively.

  Savings Plan

        Most U.S. employees are eligible to participate in a Company sponsored qualified 401(k) plan. Participants may contribute up to 15% of their annual compensation, up to certain limits, to the 401(k) plan and the Company matches the participants' contributions, up to 2% of compensation. Matching contributions made by the Company were $3.0 million, $3.4 million and $3.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

14.  Commitments and Contingencies

  Legal Proceedings

        The Company is a party in a number of legal proceedings. Based on the advice of legal counsel, management believes that any potential liability relative to the various legal proceedings pending against the Company will not have a material adverse effect on the Company's conduct of its business, its results of operations, its financial position or its liquidity.

  Letters of Credit

        As of December 31, 2001, the Company has letters of credit outstanding of approximately $3.5 million.

  Operating Leases

        The Company leases certain facilities and equipment under operating leases expiring at various dates. Many of these operating leases contain renewal options. Future minimum lease payments under noncancelable operating leases at December 31, 2001 are as follows (in millions):

2002	$25.1
2003	20.7
2004	17.9
2005	17.1
2006	16.1
Thereafter	40.9

Total	$137.8

        Total expense for all operating leases was $28.7 million, $37.3 million and $38.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

15.  Business Segment and Geographic Information

        The Company derives substantially all its revenues from manufacturing and marketing IVD products and services. The Company is organized functionally and is comprised of three reporting segments: Global Customer Management ("GCM")-North America, GCM-International, and Global Operations. GCM-North America and GCM-International are the Company's sales and service organizations. For the Company's reporting purposes, North America includes the United States and Canada. The United States comprises over ninety percent of the North America segment's results. International includes sales and service results from all other countries. Global Operations primarily includes all manufacturing and research and development activities, which occur in the United States and Germany, and accordingly does not recognize significant revenues.

        During 2001, the Company underwent a reorganization which resulted in the functional structure described above. Accordingly, the reporting segments changed at that time. All periods presented below conform with the current organizational structure. Financial information by segment for the years ended December 31, 2001, 2000 and 1999 is summarized as follows (in millions):

	North America	International	Global Operations	All Other(1)	Total
December 31, 2001 and the year then ended
Revenue from external customers:
Core Chemistry	$429.7	$303.1	$—	$—	$732.8
Hemostasis	76.3	98.1	—	—	174.4
Microbiology	77.2	50.9	—	—	128.1
Infectious Disease	1.0	62.0	—	—	63.0
Mature Products	77.2	53.2	3.7	—	134.1

Total	661.4	567.3	3.7	—	1,232.4

Depreciation and amortization	16.0	56.2	54.7	(6.1)	120.8
Segment EBIT	199.5	126.7	(140.6)	(133.4)	52.2
Segment assets	168.7	638.6	751.2	(409.8)	1,148.7
Expenditures for segment assets	9.1	47.1	21.3	10.3	$87.8
December 31, 2000 and the year then ended
Revenue from external customers:
Core Chemistry	$389.1	$289.0	$—	$—	$678.1
Hemostasis	40.9	93.8	—	—	134.7
Microbiology	68.6	52.3	—	—	120.9
Infectious Disease	1.2	64.1	—	—	65.3
Mature Products	113.5	67.2	4.0	—	184.7

Total	613.3	566.4	4.0	—	1,183.7

Depreciation and amortization	22.8	53.6	47.8	(25.0)	99.2
Segment EBIT	96.1	122.0	(194.1)	(37.0)	(13.0)
Segment assets	174.8	680.5	853.2	(388.1)	1,320.4
Expenditures for segment assets	18.0	66.5	28.0	14.6	127.1
December 31, 1999 and the year then ended
Revenue from external customers:
Core Chemistry	$373.5	$300.5	$—	$—	$674.0
Hemostasis	76.0	110.2	—	—	186.2
Microbiology	84.0	50.9	—	—	134.9
Infectious Disease	1.7	78.3	—	—	80.0
Mature Products	151.7	85.7	5.6	—	243.0

Total	686.9	625.6	5.6	—	1,318.1

Depreciation and amortization	23.1	50.0	45.6	(51.9)	66.8
Segment EBIT	186.1	156.1	(232.9)	(39.0)	70.3
Segment assets	194.8	1,047.3	880.8	(457.3)	1,665.6
Expenditures for segment assets	9.1	44.0	35.4	34.2	122.7

(1)
Includes corporate headquarters, shared services centers, restructuring expense, certain other expenses such as income taxes, general corporate expenses and financing costs, certain intercompany transactions and eliminations, as well as the effects of purchase accounting which have not been reflected in segment accounting records. Consequently, asset write-downs resulting from bargain purchases are reflected in the All Other column.

        A reconciliation of segment EBIT to loss before income taxes and extraordinary items for the years-ended December 31, 2001, 2000 and 1999 is summarized as follows (in millions):

	December 31,
	2001	2000	1999
Reconciliation of Segment EBIT to Loss before income tax and extraordinary items
Total Segment EBIT	$52.2	$(13.0)	$70.3
Less:
Interest expense, net	(145.5)	(149.6)	(108.0)

Loss before income tax and extraordinary items	$(93.3)	$(162.6)	$(37.7)

        Total sales for Germany were $118.3 million, $115.0 million, and $155.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. Total long-lived assets in Germany were $281.2 million, $289.6 million, and $304.4 million as of December 31, 2001, 2000, and 1999, respectively.

DADE BEHRING HOLDINGS, INC.

SCHEDULE OF

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Dollars in millions)

		Additions
	Balance at Beginning of Period	Charged to costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Period
Year ended December 31, 1999
Allowance for bad debts	$22.2	11.4	0.8	(9.2)	$22.7
			(2.5)(1)
Income tax valuation allowance	$56.2	6.8	0.2	—	$63.2
Year ended December 31, 2000
Allowance for bad debts	$22.7	9.1	0.3	(4.6)	$26.1
			(1.4)(1)
Income tax valuation allowance	$63.2	421.3	1.2 (1)	—	$485.7
Year ended December 31, 2001
Allowance for bad debts	$26.1	(2.0)	(1.1)(1)	(6.3)	$16.7
Income tax valuation allowance	$485.7	48.2	16.2 (1)	—	$550.1

(1)
Impact of foreign currency translation, comprehensive income and equity transactions.

Dade Behring Holdings, Inc.

Consolidated Balance Sheets

	September 30, 2002	December 31, 2001
	(Unaudited)
	(Dollars in millions, except share-related data)
Assets
Current assets:
Cash and cash equivalents	$57.1	$86.8
Restricted cash	9.0	4.4
Accounts receivable, net	279.7	262.0
Inventories	191.8	201.1
Prepaid expenses and other current assets	14.9	14.3
Deferred income taxes	3.0	1.9

Total current assets	555.5	570.5
Property, plant and equipment, net	316.8	327.5
Debt issuance costs, net	24.4	29.6
Goodwill, net	110.3	110.0
Deferred income taxes	12.2	18.1
Other assets	83.7	93.0

Total assets	$1,102.9	$1,148.7

Liabilities, Redeemable Preferred Stock and Shareholders' Equity (Deficit)
Liabilities not subject to compromise:
Current liabilities:
Short-term debt	$71.1	$59.1
Bank debt	—	1,126.8
Senior subordinated notes	—	350.0
Accounts payable	72.6	82.2
Accrued liabilities	215.5	245.4

Total current liabilities not subject to compromise	359.2	1,863.5
Other liabilities	153.7	148.0

Liabilities subject to compromise:
Current liabilities:
Bank debt	1,111.0	—
Senior subordinated notes	350.0	—
Accrued interest on senior subordinated notes	73.9	—

Total current liabilities subject to compromise	1,534.9	—
Total liabilities	2,047.8	2,011.5
Redeemable preferred stock: cumulative 10%; exchangeable; $.01 par value; 100,000 shares authorized; 14,688 shares issued and outstanding at September 30, 2002 and December 31, 2001; redeemable at $1,000 per share	20.4	18.7
Shareholders' equity (deficit):
Class L common stock: cumulative 12%; $.01 par value; 8,000,000 shares authorized; 6,714,520 shares issued and 4,608,552 shares outstanding at September 30, 2002 and December 31, 2001	70.0	70.0
Common stock: $.01 par value; 80,000,000 shares authorized; 58,336,804 shares issued and 39,093,960 shares outstanding at September 30, 2002 and December 31, 2001	0.6	0.6
Class B common stock: $.01 par value; 6,000,000 shares authorized; 6,000,000 shares issued and outstanding at September 30, 2002 and December 31, 2001; convertible on a 1-for-1 basis into Common stock	0.1	0.1
Treasury stock, at cost	(372.1)	(372.1)
Additional paid-in capital	477.1	477.3
Unearned stock-based compensation	(1.2)	(2.4)
Accumulated deficit	(967.7)	(894.2)
Accumulated other comprehensive loss	(172.1)	(160.8)

Total shareholders' equity (deficit)	(965.3)	(881.5)

Total liabilities, redeemable preferred stock and shareholders' equity (deficit)	$1,102.9	$1,148.7

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Nine Months Ended September 30,		Quarter Ended September 30,
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in millions, except per share data)
Net sales	$934.4	$926.5	$310.1	$284.6
Cost of goods sold	467.5	452.3	162.7	137.9

Gross profit	466.9	474.2	147.4	146.7
Operating costs and expenses:
Marketing and administrative expense	322.9	327.8	115.8	106.6
Research and development expense	65.3	61.2	24.1	19.5
Goodwill amortization expense	—	8.0	—	5.6
Cost reduction programs expense	2.9	7.4	1.0	—
Restructuring expense, net	(2.8)	11.7	(4.2)	8.0

Income from operations	78.6	58.1	10.7	7.0
Other income (expense):
Interest expense (Contractual interest expense was $99.7 and $36.6 for the nine months and quarter ended September 30, 2002, respectively, Note 3)	(91.9)	(114.9)	(28.8)	(37.3)
Interest income	2.7	3.5	0.8	0.8
Balance sheet restructuring costs	(21.2)	(10.8)	(8.7)	(5.2)
Other expense	(4.5)	(6.2)	(0.6)	(1.8)

Loss before reorganization cost and income tax	(36.3)	(70.3)	(26.6)	(36.5)
Reorganization costs	(35.4)	—	(35.4)	—

Loss before income tax	(71.7)	(70.3)	(62.0)	(36.5)
Income tax expense	20.1	6.5	17.5	3.5

Loss before cumulative effect of change in accounting principle	(91.8)	(76.8)	(79.5)	(40.0)
Cumulative effect of change in accounting principle	20.0	—	—	—

Net loss	$(71.8)	$(76.8)	$(79.5)	$(40.0)

Other comprehensive income (loss), net of income tax:
Net loss on derivative instruments	(0.5)	—	(0.6)	—
Minimum pension liability adjustments	(14.3)	—	(14.3)	—
Foreign currency translation adjustments	2.2	(9.5)	(5.6)	(8.1)

Other comprehensive loss	(12.6)	(9.5)	(20.5)	(8.1)

Comprehensive loss	$(84.4)	$(86.3)	$(100.0)	$(48.1)

Basic and diluted earnings (loss) per Class L and Common shares:
Loss before cumulative effect of change in accounting principle	$(1.88)	$(1.57)	$(1.61)	$(0.81)
Cumulative effect of change in accounting principle	0.40	—	—	—

Net income (loss)	$(1.48)	$(1.57)	$(1.61)	$(0.81)

The accompanying notes are an integral part of the consolidated financial statements.

Dade Behring Holdings, Inc.

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2002	2001
	(Unaudited)	(Unaudited)
	(Dollars in millions)
Operating Activities:
Net loss	$(71.8)	$(76.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	86.5	88.2
Net loss on disposal of fixed assets	5.8	3.9
Stock-based compensation expense	1.0	2.0
Cumulative effect of change in accounting principle	(20.0)	—
Deferred income taxes	4.8	5.1
Changes in balance sheet items:
Accounts receivable, net	(6.0)	(40.3)
Inventories	17.6	42.1
Prepaid expenses and other current assets	(0.2)	(9.4)
Accounts payable	(13.8)	(43.7)
Accrued liabilities	36.7	29.2
Other, net	18.8	12.1

Net cash flow provided by (utilized for) operating activities	59.4	12.4

Investing Activities:
Capital expenditures	(65.2)	(51.4)

Net cash flow utilized for investing activities	(65.2)	(51.4)

Financing Activities:
(Increase) decrease in restricted cash	(4.6)	0.1
Net borrowings (repayments) related to short-term debt	6.1	(4.9)
Proceeds from borrowings related to revolving credit facility	—	16.5
Repayments of borrowings related to revolving credit facility	(6.2)	(23.0)
Repayments of borrowings under bank credit agreement	(17.5)	(38.1)

Net cash flow utilized for financing activities	(22.2)	(49.4)

Effect of foreign exchange rates on cash	(1.7)	(0.9)
Net decrease in cash and cash equivalents	(29.7)	(89.3)
Cash and Cash Equivalents:
Beginning of Period	86.8	141.4

End of Period	$57.1	$52.1

The accompanying notes are an integral part of the consolidated financial statements.

DADE BEHRING HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Business

        Dade Behring Holdings, Inc., was incorporated in the state of Delaware on September 23, 1994 and owns all the capital stock of its subsidiary, Dade Behring Inc. ("DBI"), formerly Dade International, Inc. (collectively, the "Company"). Bain Capital, Inc., GS Capital Partners, L.P. (an affiliate of Goldman Sachs Group, L.P.), their respective related investors, Aventis S.A. and certain of its affiliates ("Aventis S.A.") and the management of the Company own substantially all of the capital stock of the Company at September 30, 2002. The Company develops, manufactures and markets in vitro diagnostic ("IVD") equipment, reagents, consumable supplies and services worldwide.

        Effective December 16, 1994, the Company acquired the worldwide in vitro diagnostics products, manufacturing and services businesses and the net assets of Baxter Diagnostics Inc. and certain of its affiliates, from Baxter International Inc. and its affiliates ("Baxter") (the "Dade Acquisition"). The Dade Acquisition was accounted for as a purchase.

        Effective May 1, 1996, the Company acquired the worldwide in vitro diagnostics business ("Dade Chemistry") of E.I. du Pont de Nemours and Company (the "Chemistry Acquisition"). The operating results and acquired assets and assumed liabilities of the Chemistry Acquisition, which was accounted for as a purchase, have been reflected in the Company's consolidated financial statements since May 1, 1996.

        Effective October 1, 1997, the Company acquired the stock and beneficial interests of various subsidiaries of Aventis S.A. that operated its worldwide human in vitro diagnostic business ("Behring") (the "Behring Combination"). The stock and beneficial interest was contributed to the Company effective October 1, 1997. The operating results and acquired assets and assumed liabilities of the Behring Combination, which was accounted for as a purchase, have been reflected in the Company's consolidated financial statements since October 1, 1997.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries, including DBI, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). The companies party to the bankruptcy proceedings are collectively referred to as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization ("POR"). All other subsidiaries of Dade Behring Holdings, Inc., which primarily operate outside of the United States, did not file for relief under the United States Bankruptcy Code. On September 18, 2002, the Bankruptcy Court confirmed the POR. All conditions under the confirmation of the POR were subsequently met, and the POR became effective on October 3, 2002, resulting in the Debtors effecting a new capital structure. See Note 3, "Plan of Reorganization" for further discussion regarding the POR.

        Except in limited circumstances, as defined, the Company is restricted by its existing Bank Credit Agreement and 11 1/8% senior subordinated notes indenture from loaning or paying cash dividends.

2.    Basis of Presentation

        The consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such regulations. The Company believes the disclosures included in the unaudited consolidated financial statements, when read in conjunction with the December 31, 2001 consolidated financial statements of the Company included in this registration statement and notes thereto, are adequate to make the information presented not misleading. Certain reclassifications have been made to prior period balances to conform to the current year presentation. In management's opinion, the consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary to summarize fairly the consolidated financial position, results of operations, and cash flows for such periods. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002. As the Company was in bankruptcy at September 30, 2002, the consolidated balance sheet distinguishes between pre-petition liabilities that are subject to compromise and those that are not expected to be compromised, such as fully secured liabilities.

        Upon emergence from bankruptcy in the fourth quarter of 2002, the consolidated financial statements of the Company will be presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 states, among other things, that revenues, expenses, realized gains and losses, and provisions from losses resulting from the reorganization and the restructuring of the business should be reported separately as reorganization items in the consolidated statement of operations.

        Additionally, pursuant to SOP 90-7, approval of the POR by the Bankruptcy Court will entail adoption by the Debtors of fresh-start accounting. Under fresh-start accounting, the Debtors must allocate their reorganization value to their assets and any excess of reorganization value that cannot be allocated to specific tangible or identified intangible assets must be reported as the intangible asset "reorganization value in excess of amounts allocable to identifiable assets." All liabilities existing at the POR confirmation date, other than deferred taxes, are required to be stated at present values of amounts to be paid. Changes in accounting principles that will be required in the financial statements within twelve months following the adoption of fresh-start accounting must be adopted at the same time fresh-start reporting is adopted. This will affect the adoption dates of the new accounting pronouncements discussed below. The Company effect that the adoption of fresh-start accounting might have on the financial statements is discussed in Note 3, "Plan of Reorganization and Pro Forma Information."

  Balance Sheet Restructuring and Reorganization Costs

        The Company has recorded all incremental professional and bank fees associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002 in a separate line item on the Consolidated Statement of Operations titled "Balance Sheet Restructuring Costs."

        For the nine months ended September 30, 2002, balance sheet restructuring costs included the following (in millions):

Professional fees	$16.0
Bank fees not associated with new debt facilities	2.4
Other	2.8

$21.2

        The Company has recorded all costs associated with the reorganization of the Company's balance sheet incurred after the bankruptcy filing on August 1, 2002 in a separate line item on the Consolidated Statement of Operations titled "Reorganization Costs." This line includes professional fees of $16.4 million and the $19.0 million settlement discussed in Note 3, "Plan of Reorganization."

  New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 141 also requires that the amount that the fair value of net assets exceeds the cost of the acquired entity, after the pro rata reduction of certain acquired assets ("negative goodwill") be recognized as a change in accounting principle. Unamortized negative goodwill at December 31, 2001 aggregated $20.0 million and was recorded as a cumulative effect of change in accounting principle on January 1, 2002. With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives are no longer subject to amortization, but rather, are to be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142. The net loss for the quarter and nine months ended September 30, 2001 would have been $.7 million and $3.1 million lower, respectively, had goodwill not been amortized during those periods. The basic and diluted loss before cumulative effect of change in accounting principle and net loss per Class L common and common share for the nine months and quarter ended September 30, 2001 would have been $0.06 and $0.01 lower, respectively, had goodwill not been amortized during those periods.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS No. 143 became effective for the Company upon emergence from bankruptcy. The Company is currently reviewing the provisions of SFAS No. 143 to determine its impact upon adoption.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No.144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminate the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 became effective for the Company on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's 2002 financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002." SFAS No. 145 provides for changes in the classification of gains or losses on the extinguishment of debt and addresses the treatment of certain sales-leaseback and lease modification transactions, among other things. SFAS No. 145 is effective for the Company upon emergence from bankruptcy. The Company is currently reviewing the provisions of SFAS No. 145 to determine its impact upon adoption.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of EITF No. 94-3, which recognized a liability for an exit cost on the date an entity committed itself to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated by the Company after our emergence from bankruptcy. The provisions of SFAS No. 146 did not impact our historical results upon adoption.

3.    Plan of Reorganization

        At June 30, 2002 and December 31, 2001, the Company was in violation of the minimum interest coverage and maximum leverage ratio covenants in its Credit Agreement. Moreover, by cross-default provisions, the Company was in default of the terms of its Senior Subordinated Notes. Although the Company was able to negotiate forbearance from its creditors through July 23, 2001, in the form of temporary waivers, the negotiation process did not result in an amendment to the Credit Agreement or extended waivers. The Company negotiated with its creditors to effectuate a consensual restructuring of the Company's capital structure. The Company reached agreement in principle on a new capital structure with the representatives of the holders of existing Senior Debt (which is defined as the revolver and term loans under the Credit Agreement) and Senior Subordinated Notes and implemented the debt restructuring by reorganizing the business under Chapter 11 of the Bankruptcy Code. On August 1, 2002, the Debtors filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, and the POR with the Bankruptcy Court.

        On September 6, 2002, Baxter Healthcare Corporation ("Baxter") filed objections to the Company's POR. Baxter objected to the adequacy of the disclosure statement filed with the Bankruptcy Court and to confirmation of the POR on a number of bases. On September 17, 2002, the Company agreed to settle all matters with Baxter for $19.0 million, such claim to be treated as a general unsecured claim under the POR. The associated expense is captured in Balance Sheet Restructuring Fees on the accompanying statements of operations.

        The POR was confirmed by the Bankruptcy Court on September 18, 2002, and became effective on October 3, 2002. The POR and new senior credit agreement/capital structure provided for the following:

  •
  A restructuring of the debt structure that will reduce the principal amount of the Company's outstanding indebtedness by approximately $678.2 million and convert that debt into equity. This will be accomplished by retiring existing Senior Debt and Senior Subordinated Notes, issuing approximately 40,000,000 shares of new common stock (50,000,000 shares are authorized), and the replacement of the old debt with the debt described below. New common stock will be issued to the holders of existing Senior Debt, Senior Subordinated Notes and management.
  •
  All preferred and common stock existing prior to the filing, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing will be cancelled.
  •
  Management incentive plans will provide for issuing new common stock and granting new stock option awards to employees.
  —
  As of October 3, 2002, 16% of the Company's fully diluted new common equity (consisting of 7,458,824 common shares plus an additional 70,588 common shares) was set aside for officers and other employees for the issuance of options and stock awards. This 16% will be fully diluted after giving effect to the issuance of the options and stock awards. Of this 16%, one percent will be awarded as stock awards and the remaining 15% will be awarded as option awards. Approximately $5.9 million of compensation expense will be recorded in the fourth quarter of 2002 related to 400,000 shares granted to management on October 3, 2002. An additional 70,588 shares will be issued to management upon the satisfaction of certain conditions.
  —
  Of the 15% of the fully diluted new common stock reserved and authorized for stock option awards, 11% was granted on October 3, 2002 to certain employees. Forty percent of such stock options will vest within 90 days following the effective date of the POR, with an additional 20% vesting and exercisable at the end of each of the first, second and third anniversaries of the effective date. The strike price for the options granted on the effective date of the POR was the reorganization value of the new common stock ($14.72). The remaining 4% of the 15% of the fully diluted new common stock to be granted as stock options will be granted one year after the effective date to certain employees. Forty percent of these awards will be vested and exercisable on the grant date, with an additional 20% vesting and becoming exercisable at the end of each of the first, second and third anniversaries of the grant date. The strike price for the remaining 4% of the new common stock reserved and authorized for stock option awards will be the lower of 90% of the market value of the new common stock at the grant date or 125% of the reorganization value of new common stock. Accelerated vesting shall occur upon a change of control (as defined in the stock option plan documents) or termination without cause.

    —
    A special one time bonus pool of $20.0 million will be payable upon a change in control of the Company within five years of the effective date of the POR. Such bonus pool shall be payable in cash upon such change of control to the chief executive officer, executive team and certain other employees. The pool will be reduced (but not below zero) by the aggregate amount of any realized gain in the chief executive officer's, executive team's and other employees' stock options awarded as previously described herein consistent with the terms thereof upon a change of control.
  •
  The establishment of the New Senior Revolving Credit Facility in the amount of $125 million with a maturity of five years from the effective date and subject to variable interest rates based on certain indices (primarily a base rate as defined in the credit agreements plus 300 basis points or LIBOR plus 400 basis points; initial borrowings at October 3, 2002 bore interest at 7.75%). The Company will pay a commitment fee of 0.5% to 0.75% on the unused portion of the revolving loan.
  •
  The establishment of the New Senior Term Loan Facility of $450 million with a maturity of six years from the effective date and subject to a variable interest rates based on certain indices (primarily a base rate as defined in the credit agreements plus 325 basis points or LIBOR plus 425 basis points; initial borrowings at October 3, 2002 bore interest at 8.00%). The loans made pursuant to the new Term Loan Facility shall be subject to scheduled annual amortization requirements, paid quarterly, in amounts set forth below:

YEAR	AMOUNT
2003	$5.00 million
2004	$21.25 million
2005	$26.25 million
2006	$43.75 million
2007	$136.25 million
2008	$217.50 million

Total	$450.00 million
  •
  The establishment of the New Senior Subordinated Notes of approximately $315.3 million with a term of eight years and a coupon payment of 11.91%. The New Senior Subordinated Notes shall be senior subordinated unsecured obligations of the Company.

        The New Credit Agreement will contain restrictions and financial covenants relating to, among other things, minimum interest coverage and maximum leverage ratios, limitations on the Company's ability to incur capital expenditures, effect asset sales, incur additional debt, pay dividends, and complete acquisitions.

        In conjunction with the Debtors filing for bankruptcy, DBI entered into a $95 million dollar debtor-in-possession revolving credit facility ("DIP Facility"). When the POR became effective, the new Senior Revolving Credit Facility replaced the DIP Facility.

        The Company anticipates being in compliance with all restrictive covenants that will be contained in the new debt agreements. Despite the significant decrease in debt as a result of the POR, the Company will still be significantly leveraged after emergence from bankruptcy and the Company's ability to meet its debt obligations will depend upon future operating performance which will be affected by many factors, certain of which are beyond the Company's control.

        The POR as described herein became effective on October 3, 2002. For accounting purposes, the effective date of the POR is considered to be October 1, 2002. The consolidated financial statements for the third quarter of 2002 do not reflect any adjustments related to this event.

        As a result of filing for bankruptcy, as of August 1, 2002 we ceased accruing interest on the old senior subordinated notes. Had this interest been accrued, interest expense for the nine months and quarter ended September 30, 2002 each would have been higher by $7.8 million.

        In conjunction with the Company's reorganization, the articles of incorporation were amended. This amendment included the authorization of 50,000 shares of preferred stock. No preferred stock shares have been issued. Additionally, as of October 3, 2002, the Company has adopted a Rights Agreement pursuant to which the Company granted one share purchase right ("Right") for each share of new common stock. The Rights provide that holders may purchase shares of the Company's Series A Junior Participating Preferred Stock, or in lieu of preferred stock, common stock, on terms defined in the Rights Agreement, generally at a discount to the prevailing per share market price of the Company's stock.

        Under the Rights Agreement, the rights become exercisable upon the occurrence of certain events ("triggering events") such as the accumulation of a significant percentage of the Company's outstanding shares by a single shareholder. Upon the occurrence of a triggering event, the rights may be redeemed, in whole, but not in part, at a price defined in the Rights Agreement. Since the ability to exercise the rights is contingent upon occurrence of a triggering event, the rights will not enter into the determination of basic or diluted EPS until such an event occurs.

4.    Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead costs. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value. Inventories consist of the following (in millions):

	September 30, 2002	December 31, 2001
Raw materials	$31.0	$27.9
Work-in-process	37.5	41.4
Finished products	123.3	131.8

Total inventories	$191.8	$201.1

5.    Debt

        Debt consists of the following (in millions):

	September 30, 2002	December 31, 2001
Bank Credit Agreement:
Revolver	$287.4	$285.7
Term Loan A	261.6	267.1
Term Loan B	281.0	287.0
Term Loan C	281.0	287.0
11 1/8% Senior Subordinated Notes	350.0	350.0
Other	71.1	59.1

	$1,532.1	$1,535.9

        The Credit Agreement contains various restrictive covenants, including mandatory repayments under certain conditions, minimum interest coverage, maximum leverage ratios and other covenants, which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset purchases and sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the 11 1/8% Senior Subordinated Notes), liens and encumbrances and other matters customarily restricted in such agreements. Term Loans A, B, and C differ only in their original maturities.

        On October 3, 2002, as a result of the effectiveness of the POR, the revolver, term loans, and senior subordinated notes were extinguished, and new debt agreements were executed, which are described in Note 3, "Plan of Reorganization." On October 3, 2002, $17.5 million, $450.0 million, and $315.3 million were outstanding under the new revolver, new term loan, and new senior subordinated notes facilities, respectively.

6.    Restructuring Reserves

        A summary of the Company's restructuring reserves follows:

1997 Behring Allocation Reserve	Facility and Other Exit Costs	Severance and Relocation	Total
Reserve balance, December 31, 2001	$9.1	$0.5	$9.6
Cash payments	(7.6)	(0.3)	(7.9)
Charge to income	—	0.3	0.3

Reserve balance, September 30, 2002	$1.5	$0.5	$2.0

1999 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 2001	$—	$0.1	$0.1
Cash payments	—	(0.1)	(0.1)

Reserve balance, September 30, 2002	$—	$0.0	$0.0

2000 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 2001	$5.8	$5.1	$10.9
Cash payments	(1.3)	(2.7)	(4.0)
Credit to income	(4.2)	(1.7)	(5.9)

Reserve balance, September 30, 2002	$0.3	$0.7	$1.0

2001 Reserve	Facility and Other Exit Costs	Severance	Total
Reserve balance, December 31, 2001	$2.9	$3.4	$6.3
Cash payments	(2.3)	(3.7)	(6.0)
Charge to income, net	(0.1)	2.9	2.8

Reserve balance, September 30, 2002	$0.5	$2.6	$3.1

        The credit to income related to the 2000 Reserve was primarily due to negotiations during 2002 that resulted in a reduction of our estimated loss on leases, as well as the reversal of excess severance accruals due to a higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The charge to income for the 2001 Reserve was due to the continuation of restructuring activities initiated in November 2001. During 2002, approximately 70 additional positions were eliminated across numerous functions of the Company at international locations.

7.    Business Segment and Geographic Information

        The Company derives substantially all its revenues from manufacturing and marketing IVD products and services. The Company is organized functionally and is comprised of three reporting segments: Global Customer Management ("GCM")-North America, GCM-International, and Global Operations. GCM-North America and GCM-International are the Company's sales and service organizations. For the Company's reporting purposes, North America includes the United States and Canada. The United States comprises over ninety percent of the North America segment's results.

International includes sales and service results from all other countries. Global Operations primarily includes all manufacturing and research and development activities, which occur in the United States and Germany, and accordingly does not recognize significant revenues. The majority of our goodwill is attributable to the Global Operations segment.

        During 2001, the Company underwent a reorganization which resulted in the functional structure described above. Accordingly, the reporting segments changed at that time. All periods have been presented to conform with the current organizational structure. Financial information by segment for the nine months ended September 30, 2002 and 2001 is summarized as follows (in millions):

	North America	International	Global Operations	All Other(1)	Total
Nine months ended September 30, 2002
Revenues from External Customers:
Core Chemistry	$338.9	$241.4	$—	$—	$580.3
Hemostasis	64.8	84.1	—	—	148.9
Microbiology	59.8	38.8	—	—	98.6
Infectious Disease	0.8	50.8	—	—	51.6
Mature Products	21.5	29.5	4.0	—	55.0

Total	$485.8	$444.6	$4.0	$—	$934.4

Depreciation and amortization	10.3	43.3	26.4	7.1	87.1
Segment EBIT	154.1	100.5	(115.3)	(121.8)	17.5
Nine months ended September 30, 2001
Revenues from External Customers:
Core Chemistry	$331.6	$222.9	$—	$—	$554.5
Hemostasis	51.3	72.9	—	—	124.2
Microbiology	53.8	37.3	—	—	91.1
Infectious Disease	0.8	47.2	—	—	48.0
Mature Products	65.2	40.7	2.8	—	108.7

Total	$502.7	$421.0	$2.8	$—	$926.5

Depreciation and amortization	11.2	39.9	42.3	(6.5)	86.9
Segment EBIT	140.9	96.3	(111.7)	(84.4)	41.1

(1)
Includes corporate headquarters, shared services centers, restructuring expense, certain other expenses such as income taxes, general corporate expenses and financing costs, certain intercompany transactions and eliminations, as well as the effects of purchase accounting which have not been reflected in segment accounting records. Consequently, asset write-downs resulting from bargain purchases are reflected in the All Other column.

        A reconciliation of segment EBIT to loss before income taxes and cumulative effect of change in accounting principle for the nine months ended September 2002 and 2001 is summarized as follows (in millions):

	September 30,
	2002	2001
Reconciliation of Segment EBIT to Loss before income tax and extraordinary items
Total Segment EBIT	$17.5	$41.1
Less:
Interest expense, net	(89.2)	(111.4)

Loss before income tax and cumulative effect of change in accounting principle	$(71.7)	$(70.3)

8.    Subsequent Event

        As of October 24, 2002, options for 25,000 shares of our new common stock were granted to each director who is not an employee. There are six such directors. The option exercise price is $14.72. The options vest and become exercisable in three equal installments on the first, second and third anniversaries of October 3, 2002. Vested and exercisable options expire on the earlier of (1) October 24, 2012, (2) the six month anniversary of a director's termination date, if such termination was the result of death or disability, or (3) the 90th day following a director's termination date, if such termination was the result of anything other than death or disability.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DADE BEHRING HOLDINGS, INC.
	By:	/s/ JOHN M. DUFFEY John M. Duffey Chief Financial Officer
Date: January 17, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT TITLE
2.1	Disclosure Statement for Dade Behring Entities' Joint Chapter 11 Plan of Reorganization dated June 27, 2002 (including the Plan of Reorganization which is attached as Exhibit A thereto) (incorporated by reference to the Form T-3 filed by Dade Behring Inc. (File No. 022-28621)).*
3.1	Third Amended and Restated Certificate of Incorporation.*
3.2	Third Amended and Restated Bylaws.*
4.1	Form of certificate of common stock.*
4.2	Indenture dated October 3, 2002 among Dade Behring Inc., the Guarantors (as defined therein) and BNY Midwest Trust Company, as Trustee.*
4.3	Form of Subordinated Note.*
4.4	Rights Agreement dated October 3, 2002 by and between Dade Behring Holdings, Inc. and Mellon Investor Services LLC, as Rights Agent.*
10.1
Credit Agreement dated October 3, 2002 among Dade Behring Holdings, Inc., Dade Behring Inc., Various Lending Institutions, Deutsche Bank Securities Inc. (as Lead Arranger and Lead Book Runner), Deutsche Bank AG, New York Branch (as Administrative Agent), and General Electric Capital Corporation and The Royal Bank of Scotland PLC (as Syndication Agents).*
10.2	Registration Rights Agreement dated October 3, 2002 by and among Dade Behring Holdings, Inc. and the Holders named therein.*
10.3	Registration Rights Agreement dated October 3, 2002 by and among Dade Behring Inc., the Guarantors named therein, and the Holders of Senior Subordinated Notes named therein.*
10.4	Dade Behring Holdings, Inc. 2002 Management Incentive Compensation Plan.*
10.5	Management Employment Agreement between James Reid-Anderson and Dade Behring Inc. dated June 1, 2001.*
10.6	Dade Behring Holdings, Inc. 2002 Management Stock Option Plan.*
10.7	Dade Behring Holdings, Inc. 2002 Management Stock Award Plan.*
10.8	Dade Behring Holdings, Inc. 2002 Director Stock Option Plan.*
10.9	Dade Behring Holdings, Inc. 2002 Chief Executive Officer Equity Plan.*
10.10	Dade Behring Inc. Deferred Compensation Plan (Deferred Savings Investment Plan).*
10.11	Form of Accelerated Cash Retention Agreement between Dade Behring Holdings, Inc. and various Executive Officers.*
10.12	Form of Executive Severance Agreement between Dade Behring Holdings, Inc. and various Executive Officers.*
10.13	Supplemental Pension Arrangement between Dade Behring Holdings, GmbH and Donal M. Quinn.*
10.14	Dade International Inc. Supplemental Pension Plan.*
21.1	Subsidiaries of Dade Behring Holdings, Inc.*

*
Filed previously.

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TABLE OF CONTENTS
  Item 1. Business.
  Item 2. Financial Information.
Dade Behring Holdings, Inc. Pro Forma Condensed Consolidated Balance Sheet
Dade Behring Holdings, Inc. Pro Forma Consolidated Statements of Operations
Dade Behring Holdings, Inc. Pro Forma Consolidated Statements of Operations
Dade Behring Holdings, Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
  Item 3. Properties.
  Item 4. Security Ownership of Certain Beneficial Owners and Management.
  Item 5. Directors and Executive Officers.
  Item 6. Executive Compensation.
  Item 7. Certain Relationships and Related Transactions.
  Item 8. Legal Proceedings.
  Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
  Item 10. Recent Sales of Unregistered Securities.
  Item 11. Description of Registrant's Securities to be Registered.
  Item 12. Indemnification of Directors and Officers.
  Item 13. Financial Statements and Supplementary Data.
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
  Item 15. Financial Statements and Exhibits.
EXHIBIT INDEX
Dade Behring Holdings, Inc. Consolidated Balance Sheets
Dade Behring Holdings, Inc. Consolidated Statements of Operations and Comprehensive Loss
Dade Behring Holdings, Inc. Consolidated Statements of Cash Flows
DADE BEHRING HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DADE BEHRING HOLDINGS, INC. SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (Dollars in millions)
Dade Behring Holdings, Inc. Consolidated Balance Sheets
Dade Behring Holdings, Inc. Consolidated Statements of Operations and Comprehensive Loss
Dade Behring Holdings, Inc. Consolidated Statements of Cash Flows
DADE BEHRING HOLDINGS, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX